2025
REPORT TO
SHAREHOLDERS
February 26, 2026

TABLE OF CONTENTS

MANAGEMENT’S DISCUSSION AND ANALYSIS
1	PREFACE		P. 3
2	CAUTION REGARDING FORWARD-LOOKING STATEMENTS		P. 3
3	OUR BUSINESS		P. 5
	3.1	Overview
	3.2	Our operations
	3.3	Competitive environment
	3.4	Recent Events
4	STRATEGY		P. 9
5	OPERATING RESULTS		P. 11
	5.1	Non-GAAP financial measures
	5.2	Seasonality and other factors affecting the variability of results and financial condition
	5.3	Business acquisitions/dispositions and facility closures
	5.4	Global Minimum Tax
	5.5	Selected annual information
	5.6	Consolidated operating review
	5.7	Summary of quarterly results
	5.8	Fourth quarter operating results
6	FINANCIAL CONDITION		P. 27
7	CASH FLOWS		P. 29
8	LIQUIDITY AND CAPITAL RESOURCES		P. 32
9	LEGAL PROCEEDINGS		P. 37
10	FINANCIAL RISK MANAGEMENT		P. 38
11	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS		P. 39
12	ACCOUNTING POLICIES AND NEW ACCOUNTING STANDARDS NOT YET APPLIED		P. 39
13	DISCLOSURE CONTROLS AND PROCEDURES		P. 40
14	INTERNAL CONTROL OVER FINANCIAL REPORTING		P. 41
15	RISKS AND UNCERTAINTIES		P. 42
16	DEFINITION AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES AND RELATED RATIOS		P. 57
MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING			P. 70
AUDITED ANNUAL CONSOLIDATED FINANCIAL STATEMENTS			P. 77
NOTES TO AUDITED ANNUAL CONSOLIDATED FINANCIAL STATEMENTS			P. 81

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.0 PREFACE

In this Management’s Discussion and Analysis (MD&A), “Gildan”, the “Company”, or the words “we”, “us”, and “our” refer, depending on the context, either to Gildan Activewear Inc. or to Gildan Activewear Inc. together with its subsidiaries.

This MD&A comments on our operations, financial performance and financial condition as at and for the years ended December 28, 2025 and December 29, 2024. All amounts in this MD&A are in U.S. dollars, unless otherwise noted. For a complete understanding of our business environment, trends, risks and uncertainties, and the effect of accounting estimates on our results of operations and financial condition, this MD&A should be read in conjunction with Gildan’s audited annual consolidated financial statements for the year ended December 28, 2025 and the related notes.

In preparing this MD&A, we have taken into account all information available to us up to February 25, 2026, the date of this MD&A. The audited annual consolidated financial statements and this MD&A were reviewed by Gildan’s Audit and Finance Committee and were approved and authorized for issuance by our Board of Directors on February 25, 2026.

All financial information contained in this MD&A and in the audited annual consolidated financial statements has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), except for certain information discussed in the section entitled “Definition and reconciliation of non-GAAP financial measures and related ratios” in this MD&A.

Additional information about Gildan, including our 2025 Annual Information Form, is available on our website at www.gildancorp.com, on the SEDAR+ website at www.sedarplus.ca, and on the EDGAR section of the U.S. Securities and Exchange Commission website (which includes the Annual Report on Form 40-F) at www.sec.gov.

2.0 CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements included in this MD&A constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations and are subject to important risks, uncertainties, and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, including statements related to the Gildan's Sustainable Growth (GSG) strategy and Next Generation ESG strategy and ESG targets, the construction and development of the Company's second textile facility within the Bangladesh complex (including related timing and expenditures), the anticipated benefits of the acquisition of HanesBrands Inc. ("HanesBrands" or "Hanes"), the Company's plan to proceed with the closure of certain manufacturing facilities, the HAA sale process, our deleveraging plan and expected reduction of our net debt to adjusted EBITDA leverage ratio, our planned capital expenditures during the next three years, and future return of capital to shareholders, including as it relates to dividends and share buybacks, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions. In particular, information appearing under the headings “Our business”, “Strategy”, "Operating results", “Liquidity and capital resources”, "Financial risk management", and "Risks and uncertainties" contain forward looking statements. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments”, and “Risks and uncertainties” sections of this MD&A for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast, or projection in such forward-looking information, include, but are not limited to:

GILDAN 2025 REPORT TO SHAREHOLDERS 3

MANAGEMENT'S DISCUSSION AND ANALYSIS

•changes in general economic, financial or geopolitical conditions globally or in one or more of the markets we serve;
•our ability to implement our growth strategies and plans, including our ability to bring projected capacity expansion online;
•our ability to successfully integrate acquisitions and realize expected benefits and synergies (including in respect of the acquisition of HanesBrands);
•the intensity of competitive activity and our ability to compete effectively;
•our reliance on a small number of significant customers, including our largest distributor;
•the fact that our customers do not commit to minimum quantity purchases;
•our ability to anticipate, identify, or react to changes in consumer preferences and trends;
•our ability to manage production and inventory levels effectively in relation to changes in customer demand;
•fluctuations and volatility in the prices of raw materials and energy related inputs, from current levels, used to manufacture and transport our products;
•our reliance on key suppliers and our ability to maintain an uninterrupted supply of raw materials, intermediate materials, and finished goods;
•the success of our marketing, promotional, and innovation programs;
•our level of indebtedness and potential consequences thereof on our business and operations;
•the impact of climate, political, social, and economic risks, natural disasters, epidemics, pandemics and endemics, in the countries in which we operate or sell to, or from which we source production;
•disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour disruptions, political or social instability, weather-related events, natural disasters, epidemics and pandemics, and other unforeseen adverse events;
•compliance with applicable trade, competition, taxation, environmental, health and safety, product liability, employment, patent and trademark, corporate and securities, licensing and permits, data privacy, bankruptcy, anti-corruption, and other laws and regulations in the jurisdictions in which we operate;
•the imposition of trade remedies, compliance with or changes to duties and tariffs, international trade legislation, bilateral and multilateral trade agreements and trade preference programs that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;
•the impact, including broader economic impacts, of the tariffs imposed by the U.S. Administration and of any retaliation measures adopted by other governments, or the imposition of further restrictions or prohibitions on the export or import of goods between countries;
•elimination of government subsidies and credits that we currently benefit from, and the non-realization of anticipated new subsidies and credits;
•factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;
•changes to and failure to comply with environmental and health and safety regulations;
•the impacts of global climate change on our business;
•changes to and failure to comply with consumer product safety laws and regulations;
•changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;
•our reliance on key management and our ability to attract and/or retain key personnel;
•negative publicity as a result of actual, alleged, or perceived violations of human rights, labour and environmental laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;
•our ability to protect our intellectual property rights;
•our ability to protect the strength and reputation of our brands;
•operational problems with our information systems or those of our service providers as a result of system failures, viruses, security and cyber security breaches, disasters, and disruptions due to system upgrades or the integration of systems;
•an actual or perceived breach of data security;
•rapid developments in artificial intelligence;
•changes in accounting policies and estimates; and
•exposure to risks arising from financial instruments, including credit risk on trade accounts receivables and other financial instruments, liquidity risk, foreign currency risk, and interest rate risk, as well as risks arising from commodity prices.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses, or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this report are made as of the date hereof, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

3.0 OUR BUSINESS

3.1 Overview
Gildan is a leading vertically integrated manufacturer of everyday basic apparel, including activewear and innerwear (the latter now including hosiery, underwear, intimates and other fringe products). Our products are sold to wholesale distributors, screenprinters, embellishers and directly to consumers in North America, Europe, Asia-Pacific, and Latin America, as well as to retailers in North America, including mass merchants, department stores, national chains, specialty retailers, craft stores, and online retailers. We also manufacture products for global lifestyle brand companies who market these products under their own brands through their own retail establishments, e-commerce platforms, and/or to third-party retailers.

Manufacturing and operating as a socially responsible producer is at the heart of what we do. The vast majority of our sales are derived from products we manufacture ourselves. Since the Company’s formation, we have made significant capital investments in developing and operating our own large-scale, vertically integrated manufacturing facilities, including yarn production, textile and sock manufacturing, as well as sewing operations, controlling all aspects of the production process from start to finish for the garments we produce.

We believe the skill set that we have developed in designing, constructing, and operating our own manufacturing facilities, the level of vertical integration of our supply chain and the capital investments that we have made over the years differentiate us from our competition who are not as vertically integrated and may rely more heavily on third-party suppliers. Owning and operating the vast majority of our manufacturing facilities allows us to exercise tighter control over our production processes, efficiency levels, costs and product quality, as well as to provide reliable service with short production and delivery cycle times. In addition, running our own operations allows us to achieve adherence to high standards for environmental and social responsibility practices employed throughout our supply chain.

3.2 Our Operations
3.2.1 Brands, Products and Customers
The products we manufacture and sell are marketed under Company brands, including Gildan®, Hanes®, Comfort Colors®, American Apparel®, ALLPRO™, GOLDTOE®, Peds®, Bali®, Playtex®, Maidenform®, Bonds®, Comfort Wash®, as well as Champion® and Polo Ralph Lauren®, which are under exclusive licensing agreements. Further, we manufacture for, and supply products to select leading global athletic and lifestyle brands, and to certain retail customers who market these products under their own exclusive brands.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

Our primary products include activewear tops and bottoms (activewear), underwear tops and bottoms (underwear), socks (hosiery), and intimates products (intimates). In fiscal 2025, Activewear sales accounted for 85% of total net sales, and Innerwear sales accounted for 15% of total net sales. We sell our activewear products primarily in “blank” or undecorated form, without imprints or embellishment. The majority of our Activewear sales are currently derived from activewear sold to wholesale distributors in the imprintables channels in North America and internationally. These wholesale distributors then sell the blank garments to screenprinters/embellishers who decorate the products with designs and logos, and who in turn sell the embellished/imprinted activewear into a highly diversified range of end-use markets. These include educational institutions, athletic dealers, event merchandisers, promotional product distributors, charitable organizations, entertainment promoters, travel and tourism venues, and retailers. The activewear products have diverse applications, such as serving as work or school uniforms or athletic team wear or simply conveying individual, group, and team identity. The majority of our Innerwear sales are derived from a widely recognized brand portfolio of underwear and socks for men, ladies and kids, complemented by bras, panties and shapewear which are sold to large retailers both in North America and internationally, through national accounts servicing retailers, or directly to consumers. These retailers include mass merchants, department stores, national chains, sports specialty stores, craft stores, food and drug retailers, dollar stores, and price clubs, all of which sell to consumers through their brick and mortar outlets and/or their e-commerce platforms. Additionally, we sell to pure-play online retailers who sell to consumers. We also manufacture for and sell to select leading global athletic and lifestyle consumer brand companies who distribute these products within the retail channel through their own retail establishments, e-commerce platforms, and/or through third-party retailers.

The following table summarizes our current primary product offering under Company and licensed brands:

Primary products	Product-line details	Brands(1)
Activewear	T-shirts, fleece tops and bottoms, sport shirts, polos and tank tops
Gildan®, Hanes®, Gildan Performance®, Gildan Hammer®, Gildan Softstyle®, Gildan® Heavy Cotton™, Gildan® Ultra Cotton®, Gildan DryBlend®, Gildan® HeavyBlend™, Comfort Colors®, American Apparel®, Champion®(2), ALLPRO™, ComfortWash®, BEEFY®, Bonds®

Hosiery	athletic, dress, casual and workwear socks, liner socks, and socks for therapeutic purposes(3)	Gildan®, Hanes®, Gildan® Ultra Cotton®, GoldToe®, GoldToe® Signature™, GoldToe EditionTM, Peds®, MediPeds®, Powersox®
Underwear	men's and boys' underwear (tops and bottoms) and ladies panties	Gildan®, Hanes®, Gildan Platinum®, Gildan Softstyle®, Gildan Performance® BareSoft™, Gildan Performance® EZBreeze™, Bonds®, Berlei®, Bras N Things®, Polo Ralph Lauren®(4)
Intimates	women's lingerie, bras and shapewear	Bali®, Playtex®, WonderBra®, Maidenform®, Bonds®, Bras N Things®, Berlei®
(1) As of the closing of the acquisition, the Company classified HanesBrands' Australian business as discontinued operations. This includes the following brands: Bonds®, Bras N Things®, Berlei® and Sheridan®.
(2) Under an exclusive licensing agreement for the printwear channel in the U.S. and Canada.
(3) Applicable only to MediPeds®.
(4) Under an exclusive licensing agreement for the US, Canada, Mexico, and Japan.

3.2.2 Manufacturing
The vast majority of our products are manufactured in facilities that we own and operate. To a much lesser extent, we also use third-party contractors to supplement certain product requirements. Our vertically integrated operations span from start to finish across the garment production process, encompassing capital-intensive yarn-spinning, textile and sock manufacturing facilities, as well as labour-intensive sewing facilities. Our manufacturing operations are situated in four main hubs, specifically in the United States, Central America, the Caribbean, and Asia. We also have manufacturing operations in South America. All of our yarn-spinning operations are located in the United States, while textile, sewing, and sock manufacturing operations are situated in the other geographical hubs mentioned above, the largest of which is in Honduras in Central America.

In order to support further sales growth, continue to drive an efficient and competitive cost structure, and enhance geographic diversification in our supply chain, we have been expanding manufacturing capacity with a significant expansion in Bangladesh, which involves the development of a large multi-plant manufacturing complex expected to house two large textile facilities and related sewing operations. The construction of the first textile and sewing complex was completed and fully ramped-up as of the second quarter of 2025. Over the next 18 months, the Company plans to construct and develop its second textile facility within the Bangladesh complex (Phase 2). Initial production at the facility is expected to start in the latter part of 2027. The infrastructure is currently in place to support this expansion, with the required capital expenditure expected to fit within the Company's current budget and plans.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

The following table provides a summary of our primary manufacturing operations by geographic region:

	North America	Central America	South America	Caribbean	Asia[4]
Yarn-spinning facilities(1): conversion of cotton, polyester and other fibres into yarn	■ United States (6 facilities)
Textile facilities: knitting yarn into fabric, dyeing and cutting fabric		■ Honduras (4 facilities) ■ El Salvador	■ Brazil	■ Dominican Republic (2 facilities)	■ Bangladesh (2 facilities)
Sewing facilities(2): conversion of fabric into garments	■ Mexico	■ Honduras (2 facilities) ■ Nicaragua (5 facilities) ■ El Salvador (2 facilities)	■ Brazil ■ Argentina	■ Dominican Republic (5 facilities)	■ Bangladesh (3 facilities) ■ Vietnam (2 facilities) ■ Thailand ■ Indonesia
Garment-dyeing(3): pigment dyeing or reactive dyeing process (Pigment Pure™)		■ Honduras ■ El Salvador
Hosiery manufacturing facilities: conversion of yarn into finished socks		■ Honduras ■ El Salvador
(1) While the majority of our yarn requirements are internally produced, we also use third-party yarn-spinning suppliers, primarily in Asia for our Bangladesh operations, to satisfy the remainder of our yarn needs. The majority of cotton used by our Asian contractors is U.S. cotton.
(2) Although the majority of our sewing facilities are Company-operated, we also use the services of third-party sewing contractors, primarily in Central America and Haiti, to satisfy the remainder of our sewing requirements.
(3) Garment dyeing is a feature of our Comfort Colors® products only, a proprietary dyeing process under the name Pigment Pure™ which involves a different dyeing process than how we typically dye the majority of our products at our textile facilities.
(4) As of the closing of the acquisition, the Company classified HanesBrands' Australian business and its associated manufacturing facility in Indonesia as assets held for sale and discontinued operations.

3.2.3 Sales, marketing and distribution
Our global sales and marketing office is located in Christ Church, Barbados, where we have established customer related functions, including sales management, marketing, customer service, credit management, sales forecasting, production planning, inventory control, and logistics, as well as finance, human resources and information technology functions. Following the HanesBrands acquisition, we also maintain a significant presence in the United States which houses various sales, marketing and corporate business functions. We have established extensive distribution operations primarily through internally managed and operated large distribution centers across the Americas and other geographical locations where we manufacture and sell our products, including in Bangladesh and Australia. To supplement some of our distribution needs, we also use third-party warehouses in North America and Europe.

3.2.4 Employees and corporate office
We currently employ approximately 80,000 employees worldwide. Our corporate head office is located in Montreal, Canada.

3.3 Competitive environment
Competition in the basic apparel market is generally based upon service and product availability, price, quality, comfort and fit, style, and brand. We compete on these factors by leveraging our competitive strengths, including our strategically located and vertically integrated manufacturing supply chain, scale, cost structure, global distribution, and our brand positioning in the markets we serve. We believe our manufacturing skill set, together with our large-scale, low-cost vertically integrated supply chain infrastructure which we have developed through significant investments over time, are key competitive strengths and differentiators from our competition.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

We compete with large and smaller U.S. based and foreign manufacturers or suppliers of basic family apparel. Among the competing North American-based manufacturers is Fruit of the Loom, Inc., a subsidiary of Berkshire Hathaway Inc., which competes through its own brand offerings and those of its subsidiary, Russell Corporation, depending on the channel. These companies manufacture in some of the same geographies as Gildan and generally compete within the same basic apparel product categories in similar channels of distribution in North America and international markets. In socks and underwear, our competitors also include Renfro Corporation, Jockey International, Inc., and Kayser Roth Corporation and Victoria's Secret. In addition, we compete with smaller U.S. based companies selling to or operating as wholesale distributors of imprintables activewear products, including Next Level Apparel, Color Image Apparel, Inc. (owner of the Bella + Canvas brand), as well as Central American, Mexican and Asian manufacturers that supply products in the imprintables channel. Although we also compete with some of our customers' own private brand offerings, we also supply products to certain customers that are seeking strategic suppliers with our type of manufacturing capabilities to support their private brand offerings.

3.4 Recent events

New Board Member Appointment
On February 25, 2026, Deepak Khandelwal was appointed as independent director, bringing the Company’s Board of Directors to nine members. Mr. Khandelwal brings a combination of deep experience in global operations, digital transformation, and disciplined governance.

U.S. administration reciprocal tariffs announced
The Company experienced significant uncertainty during 2025 regarding the timing, volatility, level and duration of country-specific tariffs imposed by the U.S. Administration. On August 7, 2025, the U.S. Administration introduced reciprocal tariffs that applied at varying country-specific rates, including 18% on Nicaragua, 20% on Vietnam, 20% on Bangladesh and 25% on India, with India also subject to an additional 25% secondary tariff. The additional secondary tariff on Indian goods was ultimately lifted of February 7, 2026. Certain countries, including El Salvador, Guatemala, Bangladesh, Vietnam, Indonesia and India, negotiated framework agreements establishing agreed-upon tariff rates, while countries not assigned or agreeing to a specific rate were generally subject to a 10% reciprocal tariff. These measures applied in addition to ordinarily applicable tariffs, although they did not apply to the value of qualifying U.S.-origin content when applicable requirements were satisfied.

On February 20, 2026, the Supreme Court of the United States invalidated the U.S. Administration’s tariff measures imposed under the International Emergency Economic Powers Act (“IEEPA”), eliminating the legal basis for continued collection of those duties, including as applied to imports from countries party to the Dominican Republic–Central America Free Trade Agreement (“CAFTA-DR”). In response, the U.S. Administration indicated that, notwithstanding the Court’s ruling, it intends to pursue alternative statutory mechanisms to impose tariffs, including a temporary 10% ad valorem duty under Section 122 of the Trade Act of 1974 for a period of 150 days beginning February 24, 2026. This duty applies broadly to imports but excludes goods qualifying for duty-free treatment under certain free trade agreements, including CAFTA-DR and USMCA. As a result, a significant portion of the Company’s imports that qualify under the CAFTA-DR program are not subject to the Section 122 measure.

While recent administrative guidance has provided certain clarity regarding the timing and application of the revised tariff framework, including effective dates and withdrawal treatment for goods entered or admitted into foreign-trade zones, the level and structure of tariffs, and their effects, remain uncertain and difficult to predict. Notwithstanding the potential adjustment to the Section 122 rate, the invalidation of the IEEPA measures and the resulting clarification of the applicable tariff regime are currently expected to reduce overall tariff exposure relative to prior periods.

On February 21, 2026, the U.S. Administration publicly stated that it would raise such global tariffs from 10% to 15%, the maximum allowable rate under Section 122 of the Trade Act of 1974, although this higher rate had not yet been formally implemented as of the date hereof. While the U.S. Supreme Court’s decision removes IEEPA as a legal basis for tariff collection going forward, other tariff programs and authorities remain in effect and continue to present potential cost and supply‑chain impacts for the Company.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

In summary, the principal U.S. tariff rates which are currently in effect and most relevant to our business and the apparel industry are the following:
•A temporary 10% ad valorem tariff imposed under Section 122 of the Trade Act of 1974, subject to applicable exclusions and currently scheduled to remain in effect for 150 days from February 24, 2026, unless modified
•Additional duties that remain applicable under other existing trade programs, where relevant, including Section 301 tariffs on certain products from China
•Other ordinarily applicable customs duties, including most-favored-nation (MFN) rates and applicable trade remedy measures

The Company is also evaluating the potential for refunds of certain IEEPA amounts previously tendered on entries that remain unliquidated or otherwise subject to administrative review. Refunds, if any, would depend on applicable procedural requirements and further guidance from U.S. Customs and Border Protection (“CBP”).

Such tariffs create uncertainty for our business. It remains difficult to predict whether, when and how existing trade measures may be modified, extended or replaced, particularly in light of the evolving global trade and geopolitical environment and ongoing negotiations between the United States and various trading partners. The U.S. Administration has publicly indicated that additional measures could be considered, including adjustments to currently applicable rates. The scope, timing and potential application of any such measures remain uncertain, and accordingly the Company cannot reasonably estimate the potential impact, if any, on its business at this time.
The Company’s products from certain countries continue to qualify under various free trade agreements or programs, including CAFTA-DR, that provide for duty-free treatment when applicable requirements are satisfied. With respect to tariffs on imports from China and India, the Company has limited exposure to sourcing from these countries.

The Company has and will continue to monitor the international trade environment and actively explore mitigation strategies with a view to adapting its business and operations as necessary. The Company believes that its vertically integrated low-cost manufacturing operations position it well and provide it with flexibility to navigate tariff developments announced thus far. However, the situation has been characterized by dynamic and significant evolution and therefore remains difficult to predict. While the Company currently expects to be able to mitigate the impacts of the reciprocal and other tariffs announced to date through various means, including but not limited to supply chain flexibility and pricing action, there can be no assurance that such mitigation strategies will be effective and offset, in whole or in part, the impact of the tariffs or other trade controls on our business. See our risk factor disclosure regarding international trade agreements and international trade regulations in section 15.0 of this MD&A entitled “Risks and Uncertainties” as well as section 2.0 of this MD&A entitled “Caution Regarding Forward-Looking Statements".

4.0 STRATEGY

Gildan Sustainable Growth Strategy
Building on a strong foundation, in 2022 the Company launched its “Gildan Sustainable Growth” (GSG) strategy focused on driving organic top and bottom-line growth through three key pillars – capacity expansion, innovation, and ESG. We believe that by leveraging our competitive advantage as a low-cost, vertically integrated manufacturer and successfully executing on well-defined capacity expansion plans, delivering value-driven and innovative products, and leading ESG practices, we will be well positioned to drive strong revenue growth, profitability and effective asset utilization, all of which are expected to allow us to deliver compelling shareholder value creation.

The three pillars of our GSG strategy are:

Capacity-driven growth: Leveraging our strong competitive advantage as a low-cost vertically integrated manufacturer as we execute on well-defined plans to expand and optimize our global production capacity to support our long-term growth plans

Executing on our well-defined plans, we have strengthened our vertical integration by expanding our yarn-spinning capabilities through the acquisition and modernization of Frontier Yarns. We have also completed the first phase of development of a large vertically integrated textile and sewing complex in Bangladesh, and over the next 18 months, we plan to construct and develop a second textile facility within the Bangladesh complex (Phase 2), as described in more detail in subsection 3.2.2 entitled "Manufacturing" in this MD&A.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

Innovation: Driving leadership in innovation across the organization and all areas of operations aimed at delivering high-quality, value-driven products, increased speed-to-market, operational efficiencies and a reduced environmental footprint

The Company has identified and defined specific key initiatives, as well as investments aimed at driving innovation in our product development and manufacturing processes, distribution and final products, including fabric features, product fit, fabric adaptability to evolving printing and decorating techniques, and ESG-friendly product attributes. We developed a new proprietary cotton technology by re-engineering our entire process from the yarn through to the finished process, enhancing fabric softness, all while improving printability. In 2025, we announced the release of new products, including additions such as the new Light Cotton™ collection and our Softstyle™ Midweight Fleece collection. We also recently introduced our new Plasma Print Technology aiming to enhance the direct-to-garment printing process by reducing the need for pre-treatment and designed to offer softer fabrics, brighter colors, improved ink coverage, and enhanced print consistency. We are also actively investing in digital tools, predictive analytics, and artificial intelligence to accelerate decision-making across the organization, streamline processes, and optimize supply chain planning.

ESG: Further increasing our ESG focus across all operations and leveraging our strong ESG standing and progress to enhance our value proposition to all our stakeholders

In 2025, Gildan embarked on its fourth year of implementing its Next Generation ESG strategy, which encompasses a broad range of initiatives. These include reducing carbon footprint and water intensity, fostering a circular economy, supporting regional economic development, ensuring respect for human rights, and maintaining safety standards throughout the supply chain. The strategy also embraces a commitment to people, with a focus on investing in our workforce, promoting culture and belonging, in addition to enhancing ESG transparency. This strategy includes 10 core targets focused on five different pillars: Climate Energy and Water; Circularity; Human Capital Management; Long Term Value Creation; and Transparency and Disclosure. For more detailed information regarding the process of these initiatives, please refer to Gildan's 2024 ESG report. Information in our 2024 ESG Report does not form part of and is not incorporated by reference in this MD&A.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

5.0 OPERATING RESULTS

This MD&A comments on our operations, financial performance, and financial condition as at and for the fiscal year ended December 28, 2025 (fiscal 2025) and the fiscal year ended December 29, 2024 (fiscal 2024). Unless otherwise noted, the discussion within the MD&A relates to continuing operations. See Note 23 “Businesses Held for Sale and Discontinued Operations” of our audited annual consolidated financial statements as at and for the year ended December 28, 2025 for additional information about discontinued operations.

5.1 Non-GAAP financial measures
We use non-GAAP financial measures and ratios to assess our operating and financial performance, financial condition and leverage, and liquidity. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. In this MD&A we use the following non-GAAP financial measures (on a continuing operations basis): adjusted net earnings, adjusted earnings before income taxes, adjusted income tax expense, adjusted gross profit, adjusted SG&A expenses, adjusted operating income, adjusted EBITDA. We also use the following non-GAAP ratios (on a continuing operations basis): adjusted diluted EPS, adjusted effective income tax rate, adjusted gross margin, adjusted SG&A expenses as a percentage of net sales, adjusted operating margin and adjusted RONA. These financial metrics are used to measure our performance and financial condition from one period to the next, which excludes the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating and financial performance, and because we believe such measures provide meaningful information on the Company’s operating and financial performance and financial condition. Excluding these items does not imply they are non-recurring. Free cash flow is a non-GAAP financial measure that is presented including both continuing and discontinued operations, as this best represents the measure of the Company's ability to pay off incurred debt to manage its capital structure. We also use non-GAAP financial measures which include both total debt and net debt (including assets and liabilities held for sale), net debt leverage ratio (including assets and liabilities held for sale and both continuing and discontinued operations), as well as working capital excluding assets and liabilities held for sale.

Starting this quarter, the non-GAAP financial measures and ratios used by the Company are presented on a continuing operations basis (unless otherwise noted) and therefore exclude the results from discontinued operations. Discontinued operations include the results from the HanesBrands Australia ("HAA") operations which have been classified as held for sale and reported as discontinued operations as of December 1, 2025, the date of closing of the Hanes acquisition. The change has no impact on the comparative periods and financial measures previously reported by the Company since the acquisition of HanesBrands was completed in the fourth quarter of 2025 and results from the HanesBrands operations were therefore not included in the Company's results in respect of prior financial years or interim periods.

We refer the reader to section 16.0 entitled “Definition and reconciliation of non-GAAP financial measures and related ratios” in this MD&A for the definition and complete reconciliation of all non-GAAP financial measures used and presented by the Company to the most directly comparable IFRS measures.

5.2 Seasonality and other factors affecting the variability of results and financial condition
Our results of operations for interim and annual periods are impacted by the variability of certain factors, including, but not limited to, changes in end-use demand and customer demand, our customers’ decisions to increase or decrease their inventory levels, changes in our sales mix, and fluctuations in selling prices and raw material costs. While our products are sold on a year-round basis, our business experiences seasonal changes in demand which result in quarterly fluctuations in operating results. Although certain products have seasonal demand peak periods, competitive dynamics may influence the timing of customer purchases causing seasonal trends to vary somewhat from year to year. Historically, demand for T-shirts is lowest in the fourth quarter and highest in the second quarter of the year, when distributors purchase inventory for the peak summer selling season. Historically, demand for fleece is typically highest in advance of the fall and winter seasons, in the second and third quarters of the year. Sales of hosiery and underwear are typically higher during the second half of the year, during the back-to-school period and the Christmas holiday selling season. These seasonal sales trends also result in fluctuations in our inventory levels throughout the year.

GILDAN 2025 REPORT TO SHAREHOLDERS 11

MANAGEMENT'S DISCUSSION AND ANALYSIS

Our results are also impacted by fluctuations in the price of raw materials and other input costs. Cotton and polyester fibers are the primary raw materials used in the manufacture of our products, and we also use chemicals, dyestuffs, and trims, which we purchase from a variety of suppliers. Cotton prices are affected by consumer demand and global supply, which may be impacted by weather conditions in any given year, speculation on the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries, and other factors that are generally unpredictable. While we enter into purchase contracts and derivative financial instruments in advance of delivery to establish firm prices for the cotton component of our yarn requirements, our realized cotton costs can fluctuate significantly between interim and annual reporting periods. Energy costs in our results of operations are also affected by fluctuations in crude oil, natural gas, and petroleum prices, which can also influence transportation costs and the cost of related items used in our business, such as polyester fibers, chemicals, dyestuffs, and trims. Changes in raw material costs are initially reflected in the cost of inventory and only impact net earnings when the respective inventories are sold.

Business acquisitions may affect the comparability of results. In addition, management decisions to consolidate or reorganize operations, including the closure of facilities, may result in significant restructuring costs in an interim or annual period, as well as other significant costs relating thereto such as financing costs. Subsection 5.6.5 entitled “Restructuring and acquisition-related costs (recoveries)” in this MD&A contains a discussion of costs related to the Company’s restructuring actions and business acquisitions. The effect of asset write-downs, including allowances for expected credit losses, provisions for discontinued inventories, and impairments of long-lived assets can also affect the variability of our results. In the fourth quarter of fiscal 2023, we recorded a reversal of impairment of $41 million relating to our Hosiery cash-generating unit (CGU). Our results of operations for 2023 also included net insurance gains resulting from accrued insurance recoveries for the Company’s claims for losses relating to the two hurricanes in Central America in November 2020 (Q1 2023: $3.3 million and Q2 2023: $74 million), as well as a $16 million after-tax gain on the sale and leaseback of a distribution facility located in the United States in Q1 2023. Our results of operations over the past nine quarters have been impacted by higher than usual SG&A expenses, due to costs relating to proxy contest and leadership changes and related matters (Q4 2023: $6.3 million, Q1 2024: $19.6 million, Q2 2024: $57.2 million, Q3 2024: $5.5 million, Q4 2024: $0.4 million; Q1 2025: $0.9 million, Q2 2025: $1.1 million, Q3 2025: $0.2 million, and Q4 2025: $0.6 million), as explained in sections 5.4.3 and 15.0 of this MD&A, partially offset by the favorable impact of Barbados jobs credit (Q4 2023 and Q1 2024: nil, Q2 2024: $17.2 million, Q3 2024: $6.8 million, Q4 2024: $17.8 million, Q1 2025: $8.1 million, Q2 2025: $11.6 million, Q3 2025: $12.2 million, and Q4 2025: $13.9 million). Our results have also been impacted by the inventory fair value step-up cost recorded as part of the Hanes business acquisition of $35.4 million, the bridge facility commitment fees of $9.3 million relating to charges incurred as a part of the financing arrangements related to the Hanes acquisition, net interest expense incurred on bond issuance prior to Hanes transaction close of $2.9 million, as well as gain on debt redemption, net of debt breakage fee of $3.5 million, as well $59.5 million in acquisition-related transaction and integration costs, $27.5 million for severance and other related charges related to the Hanes acquisition, and $19.8 million for post consideration settlement for vested shares related to the Hanes acquisition. Our fiscal 2024 results of operations were impacted by tax reforms announced in Q2 2024, including the enactment of the OECD’s Pillar Two global minimum tax regime in Canada and Barbados, as well as an increase in the applicable corporate tax rate in Barbados to 9%.

Our reported amounts for net sales, cost of sales, SG&A expenses, and financial expenses or income are impacted by fluctuations in certain foreign currencies versus the U.S. dollar as described in the “Financial risk management” section of this MD&A. The Company periodically uses derivative financial instruments to manage risks related to fluctuations in foreign exchange rates.

GILDAN 2025 REPORT TO SHAREHOLDERS 12

MANAGEMENT'S DISCUSSION AND ANALYSIS

5.3 Business acquisitions/dispositions and facility closures
Fiscal 2025 (year ended December 28, 2025)
We completed one business acquisition in fiscal 2025, which is described below. The Company accounted for this acquisition using the acquisition method in accordance with IFRS 3, Business Combinations, and the results of the acquisition have been consolidated with those of the Company from the date of acquisition. The Company has determined the preliminary fair value of the assets acquired and liabilities assumed based on management's best estimate of their fair values and taking into account all relevant information available at that time. Please refer to note 5 to the 2025 audited annual consolidated financial statements for a summary of the amounts recognized for the assets acquired and liabilities assumed at the date of acquisition.
5.3.1 HanesBrands Inc.
On December 1, 2025, the Company acquired 100% of the common shares of HanesBrands. The total purchase price of $2.2 billion, comprised of the non-cash share consideration of $2,014.6 million, which is based on 0.102 Gildan Common Shares being issued per share of Hanes common stock (353.8 million shares of Hanes common stock outstanding as of December 1, 2025), multiplied by a share price of $55.82, which is the closing share price of the Gildan common shares on the NYSE on November 28, 2025; and cash consideration (net of cash acquired of $160.3 million) of $122.7 million, based on payment of $0.80 per share of Hanes common stock outstanding at closing and 353.8 million shares of Hanes common stock outstanding on December 1, 2025, and equity award consideration of $29.7 million.
The audited annual consolidated financial statements for the year ended December 28, 2025 include the results of Hanes from December 1, 2025 to December 28, 2025.
5.4 Global Minimum Tax ("GMT")
On June 20, 2024, the Government of Canada enacted the Global Minimum Tax Act (“GMTA”), implementing the key measures of the OECD’s Pillar Two global minimum tax regime in Canada, including the income inclusion rule and a domestic minimum top-up tax. The enactment of these rules in Canada ensures that Canadian-based multinational enterprises with annual revenues of €750 million or more are subject to a minimum effective tax rate of 15% on their profits in every jurisdiction where they operate. This is achieved through a system of top-up taxes to bring the enterprise’s effective tax rate in each jurisdiction to a minimum of 15%. The GMTA applies to the Company effective January 1, 2024. Under the GMTA, the Company is liable to pay a top-up tax in Canada if the effective tax rate in a jurisdiction is below the 15% minimum rate, as calculated under the Pillar Two rules on a jurisdiction-by-jurisdiction basis.

On May 21, 2024, the Government of Barbados enacted legislation introducing certain tax measures in response to the global implementation of the Pillar Two global minimum tax regime. These measures aim to include raising the corporate tax rate to 9% for most companies and implementing a domestic minimum top-up tax for large multinational enterprises operating in Barbados. Together, these measures aim to ensure that large multinational enterprises operating in Barbados are subject to a minimum effective tax rate of 15% on profits earned in Barbados. As a transitional rule, these measures apply in 2024 only to companies of multinational enterprises headquartered in jurisdictions that have adopted the Pillar Two rules. Consequently, following Canada's enactment of the GMTA on June 20, 2024, these measures apply to the Company’s Barbadian subsidiaries effective January 1, 2024, which together comprise the majority of the Company’s profits. As a result, effective January 1, 2024, the Company’s profits in Barbados are subject to an effective tax rate of 15% under Barbados’ domestic legislation, meaning no top-up tax is payable in Canada (refer to subsection 5.6.9 Income taxes in this MD&A for additional information).

On January 5, 2026, the OECD released an administrative guidance package that includes a “side-by-side” system exempting U.S.-based multinational enterprises from certain provisions of Pillar Two for fiscal years beginning on or after January 1, 2026. As the Company is not a U.S.-based multinational enterprise, the side-by-side system does not apply, and the Company remains subject to Pillar Two.

GILDAN 2025 REPORT TO SHAREHOLDERS 13

MANAGEMENT'S DISCUSSION AND ANALYSIS

5.5 Select annual information

(in $ millions, except per share amounts or otherwise indicated)				Variation 2025-2024		Variation 2024-2023
	2025	2024	2023	$	%	$	%

Net sales	3,619.2	3,270.6	3,195.9	348.6	10.7%	74.7	2.3%
Gross profit	1,129.9	1,003.7	880.1	126.2	12.6%	123.6	14.0%
Adjusted gross profit(1)	1,165.3	1,003.7	877.0	161.6	16.1%	126.7	14.4%
SG&A expenses	389.4	390.8	330.4	(1.4)	(0.4)%	60.4	18.3%
Adjusted SG&A expenses(1)	386.6	308.1	324.1	78.5	25.5%	(16.0)	(4.9)%
Gain on sale and leaseback	—	—	(25.0)	—	n.m.	25.0	n.m.
Net insurance gains	—	—	(74.2)	—	n.m.	74.2	n.m.
Restructuring and acquisition-related costs (recoveries)	120.6	(5.3)	45.8	125.9	n.m.	(51.1)	n.m.
Impairment (Impairment reversal) of intangible assets, net of write-downs	—	—	(40.8)	—	n.m.	40.8	(100.0)%
Operating income	619.9	618.2	643.9	1.7	0.3%	(25.7)	(4.0)%
Adjusted operating income(1)	778.7	695.6	552.9	83.1	12.0%	142.7	25.8%
Adjusted EBITDA(1)	926.3	833.8	674.5	92.5	11.1%	159.3	23.6%
Financial expenses	148.7	104.2	79.7	44.6	42.8%	24.5	30.7%
Income tax expense	77.3	113.2	30.6	(36.0)	(31.8)%	82.6	n.m.
Adjusted income tax expense(1)	100.7	101.8	20.6	(1.1)	(1.1)%	81.2	n.m.
Net earnings
Continuing operations	393.9	400.9	533.6	(6.9)	(1.7)%	(132.7)	(24.9)%
Discontinued operations (net of tax)	4.9	—	—	4.9	n.m.	—	n.m.
Total net earnings	398.9	400.9	533.6	(2.0)	(0.5)%	(132.7)	(24.9)%
Adjusted net earnings from continuing operations(1)	538.0	489.7	452.6	48.3	9.9%	37.1	8.2%
Basic earnings per share
Continuing operations	2.57	2.46	3.03	0.11	4.5%	(0.57)	(18.8)%
Discontinued operations	0.04	—	—	0.04	n.m.	—	n.m.
Total	2.61	2.46	3.03	0.15	6.1%	(0.57)	(18.8)%
Diluted earnings per share
Continuing operations	2.57	2.46	3.03	0.11	4.5%	(0.57)	(18.8)%
Discontinued operations	0.04	—	—	0.04	n.m.	—	n.m.
Total	2.61	2.46	3.03	0.15	6.1%	(0.57)	(18.8)%
Adjusted diluted EPS from continuing operations(1)	3.51	3.00	2.57	0.51	17.0%	0.43	16.7%
Gross margin(2)	31.2%	30.7%	27.5%	n/a	0.5 pp	n/a	3.2 pp
Adjusted gross margin(1)	32.2%	30.7%	27.4%	n/a	1.5 pp	n/a	3.3 pp
SG&A expenses as a percentage of net sales(3)	10.8%	11.9%	10.3%	n/a	(1.1) pp	n/a	1.6 pp
Adjusted SG&A expenses as a percentage of net sales(1)	10.7%	9.4%	10.1%	n/a	1.3 pp	n/a	(0.7) pp
Operating margin(4)	17.1%	18.9%	20.1%	n/a	(1.8) pp	n/a	(1.2) pp
Adjusted operating margin(1)	21.5%	21.3%	17.3%	n/a	0.2 pp	n/a	4.0 pp
n.m. = not meaningful
n/a = not applicable
(1) This is a non-GAAP financial measure or ratio. See section 16.0 "Definition and reconciliation of non-GAAP financial measures and related ratios" in this MD&A.
(2) Gross margin is defined as gross profit divided by net sales.
(3) SG&A as a percentage of sales is defined as SG&A divided by net sales.
(4) Operating margin is defined as operating income (loss) divided by net sales.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

GILDAN 2025 REPORT TO SHAREHOLDERS 14

MANAGEMENT'S DISCUSSION AND ANALYSIS

Select annual information (continued)

(in $ millions, except per share amounts or otherwise indicated)				Variation 2025-2024		Variation 2024-2023
	2025	2024	2023	$	%	$	%

Total assets	10,465.2	3,715.1	3,514.9	6,750.1	n.m.	200.2	5.7%
Total non-current financial liabilities	3,863.7	1,235.9	685.0	2,627.8	n.m.	550.9	80.4%
Net debt(1)	4,417.1	1,568.6	993.4	2,848.5	n.m.	575.2	57.9%
Diluted weighted average number of common shares outstanding (in ‘000s)	153,071	163,179	184,532	n/a	n/a	n/a	n/a
Return on adjusted average net assets (Adjusted RONA)(1)	15.4%	17.9%	16.2%	n/a	(2.5) pp	n/a	1.7 pp
Annual cash dividends declared per common share	0.904	0.82	0.744	0.084	10.2%	0.076	10.2%
Net debt leverage ratio(1)	3.0	1.9	1.5	n/a	n/a	n/a	n/a
n.m. = not meaningful
n/a = not applicable
(1) This is a non-GAAP financial measure or ratio. See section 16.0 "Definition and reconciliation of non-GAAP financial measures and related ratios" in this MD&A.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

5.6 Consolidated operating review

5.6.1 Net sales

Net sales by major product group were as follows:

(in $ millions, or otherwise indicated)				Variation 2025-2024		Variation 2024-2023
	2025	2024	2023	$	%	$	%

Activewear	3,088.0	2,831.1	2,668.0	256.9	9.1%	163.1	6.1%
Innerwear(1)	531.2	439.5	527.9	91.7	20.9%	(88.4)	(16.7)%
Total net sales	3,619.2	3,270.6	3,195.9	348.6	10.7%	74.7	2.3%
(1) Includes hosiery, underwear, intimates and other fringe products.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

GILDAN 2025 REPORT TO SHAREHOLDERS 15

MANAGEMENT'S DISCUSSION AND ANALYSIS

Net sales were derived from customers located in the following geographic areas:

(in $ millions, or otherwise indicated)				Variation 2025-2024		Variation 2024-2023
	2025	2024	2023	$	%	$	%
United States	3,254.2	2,911.0	2,858.1	343.2	11.8%	52.9	1.9%
Canada	125.0	107.6	112.4	17.4	16.2%	(4.8)	(4.3)%
International	240.0	252.0	225.4	(12.0)	(4.8)%	26.6	11.8%
Total net sales	3,619.2	3,270.6	3,195.9	348.6	10.7%	74.7	2.3%
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Fiscal 2025 compared to fiscal 2024
For the year ended December 28, 2025, net sales from continuing operations were $3,619 million, up 11% versus the same period last year. Excluding HanesBrands' contribution of $217 million for the period from December 1, 2025 to December 28, 2025, net sales were $3,403 million, up 4% versus the same period last year and in line with guidance. Furthermore, excluding the impact of the exit of the Under Armour business in 2024, net sales would have been up approximately 4.7% year over year. In Activewear, we generated sales of $3,088 million, up $257 million or 9%, driven by a favourable mix, higher volumes and net selling prices and, to a lesser extent, the contribution of HanesBrands. Activewear sales also reflected market share gains in key growth categories, and a strong market response to products introduced throughout the year which featured key innovations. In the Innerwear category, sales were up 21% versus the prior year mainly reflecting the acquisition of HanesBrands, partly offset by lower volumes, less favourable mix, broad market weakness, and the exit of the Under Armour business. International sales of $240 million were down 5% versus last year, reflecting continued demand softness across geographies.

Fiscal 2024 compared to fiscal 2023
For the year ended December 29, 2024, net sales were $3,271 million, up 2% versus the same period last year, in line with guidance provided. Excluding the impact of the Under Armour phase-out, which had minimal impact on profitability, net sales were up mid-single digits year over year. In Activewear, we generated sales of $2,831 million, up $163 million or 6%, driven by increased shipments. We saw positive POS trends in North America and observed strong momentum at National accounts, which were partly offset by slightly lower net selling prices. Activewear sales also reflected market share gains in key growth categories, and a strong market response to our recently introduced products featuring key innovations. International sales of $252 million were up 12% versus last year, reflecting demand stabilization and some recovery in POS, as well as distributor inventory replenishment from previously suboptimal levels. In the Hosiery and underwear category, sales were down 17% versus the prior year mainly reflecting the phase out of the Under Armour business, less favourable mix and broader market weakness in the underwear category. Excluding the impact of the Under Armour phase-out, sales for the Hosiery and underwear category increased by mid-single digits year over year.

5.6.2 Gross profit/margin and adjusted gross profit/margin

				Variation 2025-2024	Variation 2024-2023
(in $ millions, or otherwise indicated)	2025	2024	2023

Gross profit	1,129.9	1,003.7	880.1	126.2	123.6
Adjustments for:
Net insurance gains(1)	—	—	(3.1)	—	3.1
Inventory fair value step-up cost recorded as part of the Hanes business acquisition	35.4	—	—	35.4	—
Adjusted gross profit(2)	1,165.3	1,003.7	877.0	161.6	126.7
Gross margin	31.2%	30.7%	27.5%	0.5 pp	3.2 pp
Adjusted gross margin(2)	32.2%	30.7%	27.4%	1.5 pp	3.3 pp
(1) See subsection entitled "Certain adjustments to non-GAAP measures" for additional information on adjustments in section 16.0 "Definition and reconciliation of non-GAAP financial measures and related ratios" in this MD&A.
(2) This is a non-GAAP financial measure or ratio. See section 16.0 "Definition and reconciliation of non-GAAP financial measures and related ratios" in this MD&A.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

GILDAN 2025 REPORT TO SHAREHOLDERS 16

MANAGEMENT'S DISCUSSION AND ANALYSIS

Gross profit is the result of our net sales less cost of sales. Gross margin reflects gross profit as a percentage of sales. Our cost of sales includes all raw material costs, manufacturing conversion costs, including manufacturing depreciation expense, sourcing costs, inbound freight and inter-facility transportation costs, and outbound freight to customers. Cost of sales also includes the costs of purchased finished goods, costs relating to purchasing, receiving and inspection activities, manufacturing administration, third-party manufacturing services, sales-based royalty costs, insurance, inventory write-downs, and duties, as well as net insurance gains. Our reporting of gross profit and gross margin may not be comparable to these metrics as reported by other companies, since some entities include warehousing and handling costs and/or exclude depreciation expense, outbound freight to customers, and royalty costs from cost of sales.

Fiscal 2025 compared to fiscal 2024
The increase in gross profit of $126 million versus the prior year, reflected the increase in sales and gross margin. Gross margin of 31.2%, was up by 50 basis points year over year mainly driven by lower manufacturing costs, favourable pricing, and lower raw material costs, partially offset by the flow through of tariffs. Adjusting for an inventory fair value step-up charge of $35.4 million recorded as part of the HanesBrands acquisition, adjusted gross profit was $1,165 million, or 32.2% of net sales representing a 150-basis point improvement compared to 30.7% in the prior year. The remaining portion of the total inventory fair value step-up of $237 million which was recorded as part of the HanesBrands purchase price allocation will be recorded to cost of sales in fiscal 2026.

Fiscal 2024 compared to fiscal 2023
The increase in gross profit of $124 million versus the prior year, reflected the increase in sales and gross margin. Gross margin of 30.7%, was up by 320 basis points year over year mainly a result of lower raw material and manufacturing input costs, partly offset by slightly lower net selling prices.

5.6.3 Selling, general and administrative expenses (SG&A)

				Variation 2025-2024	Variation 2024-2023
(in $ millions, or otherwise indicated)	2025	2024	2023

SG&A expenses	389.4	390.8	330.4	(1.4)	60.4
Adjustment for:
Costs relating to proxy contest and leadership changes and related matters	(2.8)	(82.7)	(6.3)	79.9	(76.4)
Adjusted SG&A expenses(1)	386.6	308.1	324.1	78.5	(16.0)
SG&A expenses as a percentage of net sales	10.8%	11.9%	10.3%	(1.1) pp	1.6 pp
Adjusted SG&A expenses as a percentage of net sales(1)	10.7%	9.4%	10.1%	1.3 pp	(0.7) pp
(1) This is a non-GAAP financial measure or ratio. See section 16.0 "Definition and reconciliation of non-GAAP financial measures and related ratios" in this MD&A.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Fiscal 2025 compared to fiscal 2024
SG&A expenses were $389 million, $1 million below prior year levels. Excluding costs related to the proxy contest and leadership changes and related matters which were almost entirely incurred in the prior year, adjusted SG&A expenses were $387 million, or 10.7% of net sales, compared to $308 million or 9.4% of net sales for the prior year, reflecting primarily the inclusion of HanesBrands as well as higher variable compensation.

Fiscal 2024 compared to fiscal 2023
SG&A expenses were $60 million above prior year levels, mainly reflecting higher expenses related to the proxy contest, leadership changes and related matters detailed in the table above. Excluding these charges, adjusted SG&A expenses were down $16 million, reflecting the benefit of the jobs credit introduced by Barbados earlier this year, partly offset by higher variable compensation expenses and higher volume-driven distribution expenses. During the second quarter of fiscal 2024, the Government of Barbados enacted a jobs credit, in order to foster economic activity and employment in Barbados. The jobs credit was effective retroactively to January 1, 2024 and the Company recognized $41.8 million (2023 - nil) during fiscal 2024 as a reduction of SG&A expenses (for purposes of adjusted SG&A expenses, $39.8 million was recognized).

GILDAN 2025 REPORT TO SHAREHOLDERS 17

MANAGEMENT'S DISCUSSION AND ANALYSIS

5.6.4 Gain on sale and leaseback and net insurance gains

During the first quarter of fiscal 2023, the Company entered into an agreement to sell and leaseback one of its distribution centres located in the U.S. The proceeds of disposition were $51 million. The Company recognized a right-of-use asset of $4 million and a lease obligation of $16 million. In addition, a pre-tax gain on sale of $25 million ($16 million after tax) was recognized in the consolidated statements of earnings and comprehensive income in gain on sale and leaseback.

During the second quarter of fiscal 2023, the Company finalized an agreement with the insurer to close its insurance claims related to the two hurricanes which occurred in Central America in November 2020, and received a final insurance claims payment of $74 million, relating to the business interruption portion of its claims. This payment resulted in the recognition of a corresponding gain in the Company’s consolidated statement of earnings and comprehensive income in fiscal 2023.

5.6.5 Restructuring and acquisition-related costs (recoveries)

				Variation 2025-2024	Variation 2024-2023
(in $ millions)	2025	2024	2023

Employee termination and benefit costs	50.8	—	16.6	50.8	(16.6)
Exit, relocation and other costs	8.0	5.6	10.9	2.4	(5.3)
Net loss (gain) on disposal, write-downs and accelerated depreciation of property, plant and equipment, right-of-use assets, and software related to exit activities	2.3	(10.9)	18.1	13.2	(29.0)
Acquisition-related transaction and integration costs	59.5	—	—	59.5	—
Restructuring and acquisition-related costs (recoveries)	120.6	(5.3)	45.6	125.9	(50.9)
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Restructuring and acquisition-related costs in fiscal 2025 include $59.5 million of transaction and integration costs incurred in connection with the Hanes acquisition, $27.5 million for severance and other related charges related to the Hanes acquisition, $19.8 million for post consideration settlement for vested shares related to the Hanes acquisition (refer to note 17 to the audited annual consolidated financial statements as at and for the year ended December 28, 2025 for additional information), $6.7 million of costs relating to the exit of third-party sewing contractor relationships in the south of Haiti, $4.3 million for the closure of a U.S. yarn-spinning facility, and other charges including costs relating to restructuring activities initiated in previous years. The $59.5 million in transaction and integration costs incurred in connection with the Hanes acquisition are composed of the following: $35.1 million in investment banking fees $17.6 million in legal and regulatory fees, $4.2 million for integration related charges, as well as $2.6 million in due diligence fees.

The Company announced its intent to proceed with its plan to close two Hanes manufacturing facilities. The Company is evaluating alternatives relating to the continuing use or disposal of the related property, plant and equipment.

Restructuring and acquisition-related recoveries in fiscal 2024 related to the following: $2.6 million in net gains from the sale of two previously closed yarn spinning facilities located in the United States, as well as the disposal of certain equipment, $4.9 million in gains on disposals relating to the sublease of a closed distribution facility in the western United States, and $2.2 million net losses mainly related to the completion of previously initiated restructuring activities.

Restructuring and acquisition-related costs in fiscal 2023 related to the following: $27.5 million primarily for the consolidation and closure of manufacturing facilities in Central America in the second quarter of 2023, $11.4 million related to the closure of a yarn-spinning facility in the U.S. in the fourth quarter of fiscal 2023, $3.7 million related to the December 2022 closure of a yarn-spinning plant in the U.S. and the exit cost from terminating a lease on a previously closed yarn facility, and $3.2 million in other costs, including costs incurred to complete restructuring activities that were initiated in fiscal 2022.

GILDAN 2025 REPORT TO SHAREHOLDERS 18

MANAGEMENT'S DISCUSSION AND ANALYSIS

5.6.6 Impairment (Impairment reversal) of intangible assets, net of write downs

During fiscal 2025, based on the results of the impairment test performed on December 28, 2025, the estimated recoverable amount for the Hosiery (excluding Hanes) cash-generating unit (CGU) was in excess of its carrying value, and as such there was no impairment identified for the year ended December 28, 2025 relating to intangible assets (both definite and indefinite life) acquired in previous business acquisitions, as described in note 11 to the audited annual consolidated financial statements for the year ended December 28, 2025.

During fiscal 2024, based on the results of the impairment test performed on December 29, 2024, the estimated recoverable amount for the Hosiery cash-generating unit (CGU) was in excess of its carrying value, and as such there was no impairment identified for the year ended December 29, 2024 relating to intangible assets (both definite and indefinite life) acquired in previous business acquisitions, as described in note 11 to the audited annual consolidated financial statements for the year ended December 29, 2024.

During fiscal 2023, based on the results of the impairment test performed on December 31, 2023, the estimated recoverable amount for the Hosiery cash-generating unit (CGU) was in excess of its carrying value, and as such the Company recorded a non-cash impairment reversal of $41 million at December 31, 2023, relating to intangible assets (both definite and indefinite life) acquired in previous business acquisitions. The events and circumstances that led to this reversal included improved forecasted earnings, and the prevailing outlook for this category.

5.6.7 Operating income and adjusted operating income

				Variation 2025-2024	Variation 2024-2023
(in $ millions, or otherwise indicated)	2025	2024	2023

Operating income	619.9	618.2	643.9	1.7	(25.7)
Adjustments for:
Restructuring and acquisition-related costs (recoveries) (1)	120.6	(5.3)	45.8	125.9	(51.1)
Impairment (Impairment reversal) of intangible assets, net of write-downs(1)	—	—	(40.8)	—	40.8
Gain on sale and leaseback	—	—	(25.0)	—	25.0
Inventory fair value step-up recorded as part of the Hanes business acquisition	35.4	—	—	35.4	—
Net insurance gains	—	—	(77.3)	—	77.3
Costs relating to proxy contest and leadership changes and related matters	2.8	82.7	6.3	(79.9)	76.4
Adjusted operating income(2)	778.7	695.6	552.9	83.1	142.7
Operating margin	17.1%	18.9%	20.1%	(1.8) pp	(1.2) pp
Adjusted operating margin(2)	21.5%	21.3%	17.3%	0.2 pp	4.0 pp
(1) See subsection entitled "Certain adjustments to non-GAAP measures" for additional information on adjustments in section 16.0 "Definition and reconciliation of non-GAAP financial measures and related ratios" in this MD&A.
(2) This is a non-GAAP financial measure or ratio. See section 16.0 "Definition and reconciliation of non-GAAP financial measures and related ratios" in this MD&A.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Fiscal 2025 compared to fiscal 2024
The $2 million increase in operating income reflected higher net sales and improved gross margins compared to 2024. Excluding restructuring and acquisition-related costs, an inventory fair value step-up charge of $35.4 million recorded as part of the HanesBrands acquisition and the aforementioned costs relating to proxy contest and leadership changes and related matters, adjusted operating income was $779 million, up $83 million year over year. Adjusted operating margin was 21.5% of net sales, up 20 basis points compared to the prior year. Excluding HanesBrands, adjusted operating margin was roughly in line with the guidance provided, which called for an increase of approximately 70 basis points year over year.

GILDAN 2025 REPORT TO SHAREHOLDERS 19

MANAGEMENT'S DISCUSSION AND ANALYSIS

Fiscal 2024 compared to fiscal 2023
The decrease in operating income mainly reflected the non-recurrence of the favorable items that benefited 2023 described in the section below, and the significantly higher expenses for the proxy contest, leadership changes and related matters in 2024, partly offset by the increase in gross profit. Adjusted operating income was up $143 million year over year primarily driven by an increase in sales and a higher adjusted operating margin. The 400 basis point increase in adjusted operating margin largely reflected a higher gross margin in the year, and lower adjusted SG&A expenses as a percentage of net sales.

5.6.8 Financial expenses, net

				Variation 2025-2024	Variation 2024-2023
(in $ millions)	2025	2024	2023

Interest expense on financial liabilities recorded at amortized cost	109.0	80.3	53.4	28.7	26.9
Bank and other financial charges	27.5	22.2	22.3	5.3	(0.1)
Bridge facility commitment fees	9.3	—	—	9.3	—
Interest accretion on discounted lease obligation	5.5	4.8	3.4	0.7	1.4
Interest accretion on discounted provisions	0.5	0.4	0.4	0.1	—
Gain on debt redemption, net of debt breakage fee	(3.5)	—	—	(3.5)	—
Net interest expense incurred between bond issuance and Hanes transaction close	2.9	—	—	2.9	—
Foreign exchange (gain) loss	(2.4)	(3.5)	0.2	1.1	(3.7)
Financial expenses, net	148.8	104.2	79.7	44.6	24.5
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Fiscal 2025 compared to fiscal 2024

The increase in interest expense in fiscal 2025 compared to fiscal 2024 of $45 million, was mainly due to the impact of higher average borrowing levels (including the impact of the Hanes acquisition), with the Company repurchasing 3.8 million shares over the past 12 months, partially offset by lower effective interest rates on our long-term debt. Bridge facility commitment fees of $9 million relate to the commitment and structuring fees under the bridge loan facility put in place at announcement of the proposed Hanes acquisition (refer to note 5 of the annual audited consolidated financial statements for additional information) and which was terminated in the fourth quarter of 2025 upon closing of the $1.2 billion offering by the Company of senior unsecured notes which constitutes part of the permanent financing for the Hanes acquisition. Foreign exchange gains and losses in both periods relate primarily to the revaluation of net monetary assets denominated in foreign currencies.

Fiscal 2024 compared to fiscal 2023
The increase in interest expense in fiscal 2024 compared to fiscal 2023 was mainly due to the impact of higher average borrowing levels, with the Company repurchasing 17.7 million shares during the year, as well as the impact of higher effective interest rates on our long-term debt bearing interest at variable rates. Foreign exchange gains and losses in both periods relate primarily to the revaluation of net monetary assets denominated in foreign currencies.

The Company has entered into foreign exchange cross-currency swap contracts to hedge the exposure to foreign currency exchange on the principal amount and interest payments of the senior unsecured Canadian notes. Accordingly, the Company is not exposed to foreign exchange gains or losses on its senior unsecured Canadian notes.

GILDAN 2025 REPORT TO SHAREHOLDERS 20

MANAGEMENT'S DISCUSSION AND ANALYSIS

5.6.9 Income taxes
The Company’s average effective tax rate is calculated as follows:

				Variation 2025-2024	Variation 2024-2023
(in $ millions, or otherwise indicated)	2025	2024	2023

Earnings before income taxes	471.2	514.1	564.2	(42.9)	(50.1)
Income tax expense	77.3	113.2	30.6	(36.0)	82.6
Average effective income tax rate	16.4%	22.0%	5.4%	(5.6) pp	16.6 pp
Certain minor rounding variances exist between the consolidated financial statements and this summary.

				Variation 2025-2024	Variation 2024-2023
(in $ millions, or otherwise indicated)	2025	2024	2023

Income tax expense:	77.3	113.2	30.6	(36.0)	82.6
Adjustments for:
Income tax recovery (expense) relating to restructuring charges and other adjustments	13.9	(0.5)	(10.0)	14.4	9.5
Impact of Barbados tax rate changes on the revaluation of deferred income tax assets and liabilities	—	(10.9)	—	10.9	(10.9)
Foreign tax credit benefit(1)	9.5	—	—	9.5	—
Adjusted income tax expense(3)	100.7	101.8	20.6	(1.1)	81.2

Earnings before income taxes	471.2	514.1	564.2	(42.9)	(50.1)
Adjustments(1)(4)	167.5	77.4	(91.0)	90.1	168.4
Adjusted earnings before income taxes(3)	638.7	591.5	473.2	47.2	118.3

Average effective income tax rate(2)	16.4%	22.0%	5.4%	(5.6) pp	16.6 pp
Adjusted effective income tax rate(3)	15.8%	17.2%	4.4%	(1.4) pp	12.8 pp
(1) See subsection entitled "Certain adjustments to non-GAAP measures" for additional information on adjustments in section 16.0 "Definition and reconciliation of non-GAAP financial measures and related ratios" in this MD&A.
(2) Average effective income tax rate is calculated as income tax expense divided by earnings before income taxes.
(3) Adjusted income tax expense and adjusted earnings before income tax are non-GAAP financial measures, and adjusted effective income tax rate is a non-GAAP ratio calculated as adjusted income tax expense divided by adjusted earnings before income taxes. See section 16.0 "Definition and reconciliation of non-GAAP financial measures and related ratios" in this MD&A.
(4) Adjustments for the fiscal year ended 2025 of $167.5 million mainly include $120.6 million for restructuring and acquisition related costs and $35.4 million for the inventory fair value step-up cost recorded as part of the Hanes business acquisition. Adjustments for the fiscal year ended 2024 of $77.4 million mainly included $82.7 million in costs relating to proxy contest and leadership changes and related matters, partially offset by $5.3 million for restructuring and acquisition-related recoveries. Adjustments for the fiscal year ended 2023 of $91.0 million (gain), mainly consisted of $77.3 million of net insurance gains, a $25.0 million pretax gain on sale and leaseback and a $40.8 million (gain) for the reversal of impairment of intangible assets, partially offset by $45.8 million (loss) for restructuring and acquisition related costs, and $6.3 million (loss) relating to proxy contest and leadership changes and related matters.

Fiscal 2025 compared to fiscal 2024

The decrease in income tax expense and average effective tax rate in fiscal 2025 compared to the prior year is mainly due to the $9.5 million benefit resulting from the post‑acquisition utilization of Hanes’ foreign tax credits, which had previously been limited by Hanes’ taxable losses and the $9 million tax benefit resulting from the fair value step‑up of inventory as part of the acquisition of Hanes, as well as the non‑recurrence of an $10.9 million income expense recorded in the prior year related to the remeasurement of deferred income tax assets and liabilities following a change in enacted tax rates in Barbados, and overall lower earnings before income taxes.

GILDAN 2025 REPORT TO SHAREHOLDERS 21

MANAGEMENT'S DISCUSSION AND ANALYSIS

Fiscal 2024 compared to fiscal 2023
The increase in the income tax expense and average effective tax rate in fiscal 2024 compared to the prior year, is mainly due to the impact of the enactment of GMT in Canada and the enactment of legislation in Barbados introducing certain tax measures in response to the Global implementation of GMT. More specifically, during the second quarter of fiscal 2024, Barbados increased its domestic corporate tax rate applicable to the Company from a sliding scale of 5.5% to 1% to a flat rate of 9%, effective January 1, 2024. In addition, Barbados enacted a domestic minimum top-up tax that applies to the Company effective January 1, 2024, resulting in a top-up tax on the Company’s subsidiaries in Barbados. The combined result of these events is an effective tax rate of 15% in Barbados. During fiscal 2024, the Company recognized a current tax expense of $48 million related to the increase in the Barbados corporate tax rate and a $33 million top-up tax on the Company’s earnings in Barbados. In addition, the Company recorded a deferred income tax charge of $10.9 milion for the fiscal year ended December 29, 2024, for the revaluation of deferred tax assets and liabilities in Barbados as a result of the increase in the Barbados corporate tax rate to 9%.

The average effective tax rate, on a GAAP basis, for 2024 of 22.0% is higher than the adjusted effective tax rate of 17.2%, as the average rate on a GAAP basis included the impact of $82.7 million on charges incurred in Canada relating to the proxy contest and leadership changes and related matters, whereby these charges did not yield any tax benefit in Canada. In addition, the rate on a GAAP basis includes the impact of the $10.9 million deferred income tax charge noted above. The adjusted effective tax rate of 17.2% excludes these two non-recurring items, and was reflective of the adjusted effective tax rate that we expected for the 2024 full year, taking into account the new 15% effective tax rate for the Company’s Barbados operations.

Disclosures relating to Global Minimum Tax legislation are included in section 5.4 entitled "Global Minimum Tax" of this MD&A.

GILDAN 2025 REPORT TO SHAREHOLDERS 22

MANAGEMENT'S DISCUSSION AND ANALYSIS

5.6.10 Net earnings, adjusted net earnings, earnings per share measures, and adjusted earnings per share

				Variation 2025-2024	Variation 2024-2023
(in $ millions, except per share amounts)	2025	2024	2023

Net earnings from continuing operations	393.9	400.9	533.6	(6.9)	(132.7)
Adjustments for:
Restructuring and acquisition-related costs (recoveries)	120.6	(5.3)	45.8	125.9	(51.1)
Inventory fair value step-up cost recorded as part of the Hanes business acquisition	35.4	—	—	35.4	—
Impairment (Impairment reversal) of intangible assets, net of write-downs	—	—	(40.8)	—	40.8
Net insurance gains	—	—	(77.3)	—	77.3
Gain on sale and leaseback	—	—	(25.0)	—	25.0
Costs relating to proxy contest and leadership changes and related matters	2.8	82.7	6.3	(79.9)	76.4
Bridge facility commitment fees	9.3	—	—	9.3	—
Net interest expense incurred on bond issuance prior to Hanes transaction close	2.9	—	—	2.9	—
Gain on debt redemption, net of debt breakage fee	(3.5)	—	—	(3.5)	—
Income tax expense (recovery) relating to the above-noted adjustments	(13.9)	0.5	10.0	(14.4)	(9.5)
Impact of Barbados tax rate changes on the revaluation of deferred income tax assets and liabilities	—	10.9	—	(10.9)	10.9
Foreign tax credit benefit	(9.5)	—	—	(9.5)	—
Adjusted net earnings from continuing operations(1)	538.0	489.7	452.6	48.4	37.1
Basic EPS	2.57	2.46	3.03	0.11	(0.57)
Diluted EPS from continuing operations	2.57	2.46	3.03	0.11	(0.57)
Adjusted diluted EPS from continuing operations(1)	3.51	3.00	2.57	0.51	0.43
(1) This is a non-GAAP financial measure or ratio. See section 16.0 "Definition and reconciliation of non-GAAP financial measures and related ratios" in this MD&A.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Fiscal 2025 compared to fiscal 2024
In fiscal 2025, the slight decrease in net earnings from continuing operations compared to the previous year was mostly driven by the higher restructuring and acquisition-related costs, the increase in financial expenses incurred as a result of the increased borrowing related to the acquisition of HanesBrands, partially offset by higher gross profit. Adjusted net earnings of $538 million were $48 million higher than 2024, with the increase in adjusted operating income partially offset by higher financial expense. GAAP diluted EPS from continuing operations were $2.57, up 4% while adjusted diluted EPS increased by 17.0% to $3.51 from $3.00 in the prior year, with such increase reflecting the benefit of a lower outstanding share base (based on diluted weighted average number of common shares outstanding during the period).

Fiscal 2024 compared to fiscal 2023
In fiscal 2024, the significant reduction in GAAP net earnings compared to the previous year was driven by the lower operating income (reflecting the combined impact of various non-recurring net gains in 2023 and non-recurring charges in 2024 as noted above, which exceeded the impact of higher sales and gross margins) and increased financial expenses and higher income tax expenses resulting from the implementation of GMT. Adjusted net earnings of $490 million was $37 million higher than 2023, with a $143 million increase in adjusted operating income being mostly offset by the higher financial and income tax expense. GAAP diluted EPS were $2.46, down 19%, while adjusted diluted EPS increased by 17% to $3.00 from $2.57 in the prior year, with such increase reflecting the benefit of a lower outstanding share base.

GILDAN 2025 REPORT TO SHAREHOLDERS 23

MANAGEMENT'S DISCUSSION AND ANALYSIS

5.7 Summary of quarterly results
The table below sets forth certain summarized unaudited quarterly financial data for the eight most recently completed quarters. This quarterly information has been prepared in accordance with IFRS. The operating results for any quarter are not necessarily indicative of the results to be expected for any future period.

For the three months ended (in $ millions, except share and per share amounts or otherwise indicated)	Q4 2025(2)	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024

Net sales	1,078.5	910.6	918.5	711.7	821.5	891.1	862.2	695.8
Net earnings from continuing operations	51.2	120.2	137.9	84.7	132.3	131.5	58.4	78.7
Net earnings per share
Basic(1)	0.32	0.81	0.91	0.56	0.86	0.82	0.35	0.47
Diluted(1)	0.32	0.80	0.91	0.56	0.86	0.82	0.35	0.47
Weighted average number of shares outstanding (in ‘000s)
Basic	160,155	149,230	150,762	151,875	153,975	160,862	168,005	168,869
Diluted	160,204	149,283	150,815	151,990	154,369	161,027	168,139	168,977
(1) Quarterly EPS may not add to year-to-date EPS due to rounding.
(2) Includes the results of Hanes since December 1, 2025.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

GILDAN 2025 REPORT TO SHAREHOLDERS 24

MANAGEMENT'S DISCUSSION AND ANALYSIS

5.8 Fourth quarter operating results

For the three months ended	December 28, 2025	December 29, 2024
(in $ millions, except per share amounts or otherwise indicated)			Variation $	Variation %

Net sales	1,078.5	821.5	257.0	31.3%
Gross profit	312.0	253.0	59.0	23.3%
Adjusted gross profit(1)	347.4	253.0	94.4	37.3%
SG&A expenses	125.0	78.3	46.7	59.7%
Adjusted SG&A expenses(1)	124.5	77.9	46.6	59.8%
Restructuring and acquisition-related costs (recoveries)	88.2	(4.3)	92.5	n.m.
Operating income	98.7	179.0	(80.3)	(44.9)%
Adjusted operating income(1)	222.9	175.1	47.8	27.3%
Adjusted EBITDA(1)	265.4	208.4	57.1	27.4%
Financial expenses	43.2	26.9	16.2	60.3%
Income tax expense	4.3	19.7	(15.4)	(78.2)%
Adjusted income tax expense(1)	25.6	19.9	5.7	28.6%
Net earnings
Continuing operations	51.2	132.3	(81.1)	(61.3)%
Discontinued operations	4.9	—	4.9	n.m.
Total net earnings	56.1	132.3	(76.2)	(57.6)%
Adjusted net earnings from continuing operations(1)	153.5	128.2	25.3	19.7%
Basic earnings per share
Continuing operations	0.32	0.86	(0.54)	(62.8)%
Discontinued operations	0.04	—	0.04	n.m.
Total	0.35	0.86	(0.51)	(59.3)%
Diluted earnings per share
Continuing operations	0.32	0.86	(0.54)	(62.8)%
Discontinued operations	0.04	—	0.04	n.m.
Total	0.35	0.86	(0.51)	(59.3)%
Adjusted diluted EPS from continuing operations(1)	0.96	0.83	0.13	15.7%
Gross margin	28.9%	30.8%	n/a	(1.9) pp
Adjusted gross margin(1)	32.2%	30.8%	n/a	1.4 pp
SG&A expenses as a percentage of net sales	11.6%	9.5%	n/a	2.1 pp
Adjusted SG&A expenses as a percentage of net sales(1)	11.5%	9.5%	n/a	2.0 pp
Operating margin	9.2%	21.8%	n/a	(12.6) pp
Adjusted operating margin(1)	20.7%	21.3%	n/a	(0.6) pp
Diluted weighted average number of common shares outstanding (in ‘000s)	160,204	154,369	n/a	n/a
n.m. = not meaningful
n/a = not applicable
(1) This is a non-GAAP financial measure or ratio. See section 16.0 "Definition and reconciliation of non-GAAP financial measures and related ratios" in this MD&A.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

GILDAN 2025 REPORT TO SHAREHOLDERS 25

MANAGEMENT'S DISCUSSION AND ANALYSIS

Net sales by major product group were as follows:

	Three months ended
(in $ millions, or otherwise indicated)	December 28, 2025	December 29, 2024	Variation ($)	Variation (%)
Activewear	787.8	714.1	73.7	10.3%
Innerwear(1)	290.6	107.4	183.3	n.m.
	1,078.5	821.5	257.0	31.3%
(1) Includes hosiery, underwear, intimates and other fringe products.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Net sales were derived from customers located in the following geographic areas:

	Three months ended
(in $ millions, or otherwise indicated)	December 28, 2025	December 29, 2024	Variation ($)	Variation (%)
United States	976.6	730.6	246.0	33.7%
Canada	34.2	26.5	7.7	29.0%
International	67.7	64.4	3.3	5.1%
	1,078.5	821.5	257.0	31.3%
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Net sales from continuing operations were $1,078 million, up 31.3% over the prior year, including one month of contribution from HanesBrands. Excluding HanesBrands' contribution of $217 million for the period from December 1, 2025 to December 28, 2025, net sales were up 4.9%. Activewear sales increased 10.3% to $788 million reflecting the contribution of HanesBrands, favourable mix and higher net selling prices. Solid sales to North American distributors were complemented by continued growth with National account customers, driven by our strong overall competitive positioning, the contribution from new programs and market share gains in key growth categories. We continued to see robust demand for Comfort Colors® and our innovative pipeline continues to drive excitement, with our new soft cotton technology and new brands such as Champion® and ALLPRO™. In the Innerwear category, which includes hosiery, underwear and intimates, net sales were up 170.7% versus the prior year, driven by the contribution of HanesBrands partially offset by lower volumes owing to continued broader market weakness. Finally, International sales increased by 5.1% year over year, primarily driven by the contribution of HanesBrands, partially offset by continued demand softness across markets.
We generated gross profit of $312 million, or 28.9% of net sales, versus $253 million, or 30.8% of net sales in the prior year. Adjusting for an inventory fair value step-up charge of $35.4 million recorded as part of the HanesBrands acquisition, adjusted gross profit was $347 million, or 32.2% of net sales compared to 30.8% in the prior year. The 140-basis point increase was primarily driven by favourable pricing implemented to offset the impact from tariffs, lower manufacturing and raw material costs and, to a lesser extent, the favourable HanesBrands contribution.

SG&A expenses were $125 million compared to $78 million in the prior year, primarily reflecting the combination with HanesBrands. Adjusting for charges related to the proxy contest and leadership changes and related matters, adjusted SG&A expenses were $124 million, or 11.5% of net sales, compared to $78 million or 9.5% of net sales for the same period last year. The increase in adjusted SG&A in the quarter reflects primarily the combination with HanesBrands as well as purchase accounting impacts, including amortization of intangible assets recorded in connection with the acquisition.

The Company generated operating income of $99 million, or 9.2% of net sales, compared to $179 million or 21.8% of net sales in the prior year. Adjusting for restructuring and acquisition-related costs as well as the inventory fair value step-up charge recorded as part of the HanesBrands acquisition, and costs related to the proxy contest and leadership changes and related matters, adjusted operating income was $223 million, up $48 million, or 20.7% of net sales compared to 21.3% in the prior year, mainly a reflection of HanesBrands' lower adjusted operating margin.

GILDAN 2025 REPORT TO SHAREHOLDERS 26

MANAGEMENT'S DISCUSSION AND ANALYSIS

Net financial expenses of $43 million, were up $16 million over the prior year primarily due to higher borrowing levels related to the HanesBrands acquisition. Taking into account the aforementioned factors, and a higher outstanding share base as a result of the HanesBrands acquisition, GAAP diluted EPS from continuing operations were $0.32 versus $0.86 the prior year, while adjusted diluted EPS were $0.96, up 16% from $0.83 in the prior year.

6.0 FINANCIAL CONDITION

6.1 Current assets and current liabilities

	December 28, 2025	December 29, 2024
(in $ millions)			Variation

Cash and cash equivalents	284.5	98.8	185.7
Trade accounts receivable	955.7	542.4	413.3
Inventories	2,370.2	1,110.6	1,259.6
Prepaid expenses, deposits and other current assets	140.3	107.0	33.3
Accounts payable and accrued liabilities	(1,264.2)	(490.1)	(774.1)
Current portion of lease obligations	(59.8)	(17.7)	(42.0)
Income taxes payable	(80.8)	(29.7)	(51.1)
Current portion of long-term debt	(450.0)	(300.0)	(150.0)
Total working capital(1)	1,895.9	1,021.3	874.6
Current ratio(2)	2.0	2.2	n.m.
n.m. = not meaningful
(1) This is a non-GAAP financial measure or ratio. See section 16.0 "Definition and reconciliation of non-GAAP financial measures and related ratios" in this MD&A.
(2) Current ratio is defined as current assets (excluding assets held for sale) divided by current liabilities (excluding liabilities held for sale).
Certain minor rounding variances exist between the consolidated financial statements and this summary.

•The increase in trade accounts receivable (which are net of accrued sales discounts) compared to the end of fiscal 2024 was mainly due to the impact of the Hanes acquisition ($316 million of accounts receivable acquired), the impact of higher days sales outstanding (DSO) as a result of longer payment terms, as well as higher net sales compared to the fourth quarter of 2024 (including from the impact of the Hanes acquisition), partially offset by higher volumes of accounts receivables sold under our receivables sales programs.

•The increase in inventories during fiscal 2025 was mainly due to the impact of the Hanes acquisition ($1,131 million of inventory acquired), higher finished goods inventories mainly due to higher volumes and the impact of reciprocal tariffs, as well as increases in raw material and work-in-progress volumes to support new programs.

•The increase in prepaid expenses, deposits and other current assets, current portion of lease obligations and income taxes payable is mainly due to the impact of the Hanes acquisitions.
•The increase in accounts payable and accrued liabilities is mainly due to the impact of the Hanes acquisition ($613 million of accounts payable and accrued liabilities acquired), as well the impact of reciprocal tariffs, higher raw material and other purchases resulting from higher production levels, higher accrued interest on outstanding debt, and the timing of remittances to banks of sold receivable collections, partially offset by the payment of the 2024 share buyback tax.

•The increase in current portion of long-term debt is due to the reclassification of terms loans and private notes from non-current to current, partially offset by the repayment of the delayed draw term loan on March 19, 2025.

•Working capital (which excludes assets and liabilities held for sale) was $1,896 million as at December 28, 2025, compared to $1,021 million as at December 29, 2024. The current ratio at the end of fiscal 2025 was 2.0 compared to 2.2 at the end of fiscal 2024.

GILDAN 2025 REPORT TO SHAREHOLDERS 27

MANAGEMENT'S DISCUSSION AND ANALYSIS

•Assets and liabilities held for sale (excluded from working capital) were acquired as part of the Hanes acquisition and relate mainly to the businesses of HanesBrands Australia (“HAA”) which have been classified as held for sale and measured at fair value less cost to sell as of the date of the Hanes acquisition, as well as the assets and liabilities of the Champion Japan business which has been in a divestiture process since 2024. HAA has also been classified as a discontinued operation.

6.2 Property, plant and equipment, right-of-use assets, intangible assets, and goodwill

	Property, plant	Right-of-use	Intangible
(in $ millions)	and equipment	assets	assets	Goodwill

Balance, December 29, 2024	1,173.2	95.6	253.3	271.7
Additions	107.1	19.6	8.6	—
Business acquisitions	311.0	138.5	2,780.5	597.2
Depreciation and amortization	(119.0)	(18.7)	(16.6)	—
Net carrying amounts of disposals, write-downs and impairments	(4.6)	(0.2)	(4.4)	—
Balance, December 28, 2025	1,467.7	234.8	3,021.4	868.9
Certain minor rounding variances exist between the consolidated financial statements and this summary.
•The increase in property, plant and equipment reflects the impact of the Hanes acquisition, capital expenditures related to the expansion of textile and sewing manufacturing operations, as well as modernization of the yarn facilities obtained through the acquisition of Frontier Yarns in December 2021, partially offset by the impact of depreciation.

•The increase in right-of-use assets mainly reflects the impact of the Hanes acquisition, as well as increases from manufacturing and distribution facility lease renewals entered into during 2025, partially offset by the impact of depreciation.

•Intangible assets are comprised of customer contracts and relationships, trademarks, license agreements, and computer software. The increase in intangible assets of $2,781 million relates to the acquisition of Hanes, consisting mainly of trademarks in the amount of $1,971 million (including $1,644 million for the Hanes brand), which are not being amortized as they are considered to be indefinite life intangible assets and customer relationships in the amount of $799 million, which are being amortized on a straight line basis over their estimated useful lives of 20 years, partially offset by amortization of $17 million.

•The increase in goodwill is due to the goodwill recorded in connection with the acquisition of Hanes.

6.3 Other non-current assets and non-current liabilities

	December 28, 2025	December 29, 2024
(in $ millions)			Variation

Deferred income tax assets	23.0	21.8	1.2
Other non-current assets	139.7	40.8	98.8
Long-term debt	(3,863.7)	(1,235.9)	(2,627.8)
Lease obligations	(254.7)	(99.7)	(155.1)
Deferred income tax liabilities	(401.1)	(28.6)	(372.5)
Employee benefit obligations	(118.4)	(37.7)	(80.7)
Other non-current liabilities	(29.4)	(19.1)	(10.3)
Certain minor rounding variances exist between the consolidated financial statements and this summary.

GILDAN 2025 REPORT TO SHAREHOLDERS 28

MANAGEMENT'S DISCUSSION AND ANALYSIS

•See section 8.0 entitled “Liquidity and capital resources” in this MD&A for the discussion on long-term debt.

•Other non-current assets includes the impact of the Hanes acquisition and represents mainly sublease receivables as well as an increase in the fair value of derivative financial instrument assets.

•The increase in lease obligations mainly reflects the impact of the Hanes acquisition, which included the assumption of $200 million lease obligation, of which $31 million is presented in current lease obligations, and the impact of manufacturing and distribution facility lease renewals entered into during 2025, partially offset by the impact of payments made during the year.

•The net increase in deferred income tax liabilities relates mainly to deferred tax liabilities recorded as part of the Hanes acquisition pertaining the recognition of intangible assets.

•Employee benefit obligations include obligations under defined benefit and contribution pension plans, as well as statutory severance obligations. The increase is mainly due to the assumption of $76 million in employee benefit obligations as part of the Hanes acquisition.

•Other non-current liabilities include provisions and certain derivative financial instrument liabilities. The increase is mainly due to the Hanes acquisition.

7.0 CASH FLOWS
The cash flows related to discontinued operations have not been segregated. Accordingly, the cash flows provided below include the results of continuing and discontinued operations.
7.1 Cash flows from (used in) operating activities

(in $ millions)	2025	2024	Variation

Net earnings	398.9	400.9	(2.0)
Adjustments for:
Depreciation and amortization	147.6	138.2	9.4
Loss (gain) on disposal of PP&E, intangible assets, and right-of-use assets	4.2	(0.2)	4.4
Share-based compensation	48.0	64.5	(16.5)
Deferred income taxes	(4.7)	12.7	(17.4)
Other	23.6	(48.7)	72.3
Changes in non-cash working capital balances	(11.2)	(65.9)	54.7
Cash flows from operating activities	606.4	501.5	104.9
Certain minor rounding variances exist between the consolidated financial statements and this

•Operating cash flows (which include cash flows from discontinued operations) for fiscal 2025 were $606 million compared to $502 million in fiscal 2024. The increase was mainly due to a lower increase in non-cash working capital, as explained below, and lower cash outlays related to the proxy contest and leadership changes and related matters of $2.8 million in fiscal 2025 compared to $75 million in 2024.

•The net increase in non-cash working capital was $11 million in fiscal 2025, compared to a net increase of $66 million during fiscal 2024. The lower increase in working capital compared to last year was mainly due to lower increase in accounts receivable, a decrease in prepaid expenses, deposits and other current assets compared to an increase in the same period last year, and a higher increase in accounts payable and accrued liabilities, partially offset by a higher increase in inventories and a lower increase in income taxes payable.

GILDAN 2025 REPORT TO SHAREHOLDERS 29

MANAGEMENT'S DISCUSSION AND ANALYSIS

7.2 Cash flows from (used in) investing activities

(in $ millions)	2025	2024	Variation

Purchase of property, plant and equipment	(106.4)	(145.3)	38.9
Purchase of intangible assets	(7.4)	(5.0)	(2.4)
Business acquisitions	(122.7)	—	(122.7)
Proceeds from sale and leaseback, disposal of assets held for sale and other disposals of PP&E	0.5	38.2	(37.7)
Cash flows used in investing activities	(236.0)	(112.1)	(123.9)
Certain minor rounding variances exist between the consolidated financial statements and this summary.

•The increase in cash flows used in investing activities in fiscal 2025 was mainly due to the acquisition of Hanes, and lower proceeds from asset disposals, partially offset by planned lower capital expenditures compared to last year.

•Capital expenditures1 during fiscal 2025 are described in section 6.2 of this MD&A entitled "Property, plant and equipment, right-of-use assets, intangible assets, and goodwill", and our projected capital expenditures for the next fiscal year are discussed in section 8.0 entitled “Liquidity and capital resources” in this MD&A.

7.3 Free cash flow

(in $ millions)	2025	2024	Variation

Cash flows from operating activities	606.3	501.4	104.9
Cash flows used in investing activities	(236.0)	(112.1)	(123.9)
Adjustment for:
Business acquisitions	122.7	—	122.7
Free cash flow(1)	493.0	389.3	103.7
(1) This is a non-GAAP financial measure or ratio. See section 16.0 "Definition and reconciliation of non-GAAP financial measures and related ratios" in this MD&A.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

•For fiscal 2025, the year-over-year increase in free cash flow of $104 million was mainly due to the $105 million increase in operating cash flows (as explained in section 7.1 of this MD&A entitled "Cash flows from (used in) operating activities").

1 Capital expenditures include purchases of property, plant and equipment and intangible assets.

GILDAN 2025 REPORT TO SHAREHOLDERS 30

MANAGEMENT'S DISCUSSION AND ANALYSIS

7.4 Cash flows from (used in) financing activities

(in $ millions)	2025	2024	Variation

Increase (Decrease) in amounts drawn under revolving long-term bank credit facility	240.0	(235.0)	475.0
Proceeds from term loan	1,100.0	300.0	800.0
Repayment of Hanes Accounts Receivable Securization Facility	(115.0)	—	(115.0)
Repayment of Hanes debt	(2,320.5)	—	(2,320.5)
Proceeds from issuance of Senior unsecured notes	1,686.3	500.0	1,186.3
Repayment of delayed draw term loan	(300.0)	—	(300.0)
Bridge facility commitment fees	(9.3)	—	(9.3)
Net interest expense incurred on bond issuance previous to Hanes transaction close	(2.9)	—	(2.9)
Debt breakage fee	(31.8)	—	(31.8)
Dividends paid	(135.2)	(133.5)	(1.7)
Repurchase and cancellation of shares	(183.5)	(755.6)	572.1
Other	(105.1)	(55.3)	(49.8)
Cash flows used in financing activities	(177.0)	(379.4)	202.4
Certain minor rounding variances exist between the consolidated financial statements and this summary.

•Cash flows used in financing activities for fiscal 2025 mainly reflected the repurchase and cancellation of common shares under NCIB programs as discussed in section 8.5 of this MD&A, the payment of dividends, funds used for the settlement of the stock-based awards vesting, the payment of a debt breakage fee for assumed debt from the acquisition of Hanes, the payment of lease obligations, the payment of financing costs on debt issuances, and the payment of tax on share repurchases, partially offset by net cash inflows relating to long-term debt. See section 8.0 of this MD&A entitled “Liquidity and capital resources” for the discussion on long-term debt.

•Cash flows used in financing activities for fiscal 2024 mainly reflected the repurchase and cancellation of common shares under NCIB programs, and the payment of dividends, partially offset by net cash inflows relating to long-term debt.

GILDAN 2025 REPORT TO SHAREHOLDERS 31

MANAGEMENT'S DISCUSSION AND ANALYSIS

8.0 LIQUIDITY AND CAPITAL RESOURCES

8.1 Capital allocation framework
Historically, our primary uses of funds have been for working capital requirements, capital expenditures, business acquisitions, and the payment of dividends and share repurchases, which we have funded with cash generated from operations and with funds drawn from our long-term debt facilities. We have established a capital allocation framework intended to enhance sales and earnings growth as well as shareholder returns. After funding working capital needs, our first priority of cash use is to fund our organic growth with the required capital investments. Beyond these requirements, our next priorities for capital allocation are to support our dividends and for opportunistic complementary acquisitions with a preference towards opportunities that could enhance our supply chain model. In addition, we have used excess cash to repurchase shares under normal course issuer bid programs.

The Company has set a fiscal year-end net debt leverage target ratio2 of 1.5 to 2.5 times proforma adjusted EBITDA for the trailing twelve months, which it believes will provide an efficient capital structure and a framework within which it can execute on its capital allocation priorities. As a result of the closing of the Hanes acquisition, our net debt leverage ratio exceeds our stated target range. Accordingly, we paused our share repurchases starting in August 2025, and we expect share repurchases to resume when our net debt leverage ratio approximates the midpoint of the target range. We expect that cash flows from operating activities and the unutilized financing capacity under our long-term debt facilities, will continue to provide us with sufficient liquidity to fund our organic growth strategy, including anticipated working capital requirements and projected capital expenditures (which are currently planned to be at levels close to 5% of net sales during the next three years), as well as for returning capital to shareholders through dividends and when the net debt leverage ratio approximates the midpoint of the target range, share repurchases in line with our leverage framework and value considerations. Refer to note 28 of the audited annual consolidated financial statements for the year ended December 28, 2025 for an update on the Company’s liquidity risk.

2 This is a non-GAAP financial ratio. See section 16.0 "Definition and reconciliation of non-GAAP financial measures and related ratios" in this MD&A.

GILDAN 2025 REPORT TO SHAREHOLDERS 32

MANAGEMENT'S DISCUSSION AND ANALYSIS

8.2 Long-term debt and net debt and net debt leverage ratio

The Company's long-term debt as at December 28, 2025 is described below.

	Effective interest rate (1)	Principal amount		Maturity date
(in $ millions, or otherwise indicated)		December 28, 2025	December 29, 2024
Non-current portion of long-term debt
Revolving long-term bank credit facility, interest at variable U.S. interest rate(2)(3)	5.8%	240.0	—	Mar 2030
Senior unsecured Canadian notes, Series 1, interest at fixed rate of 4.36%, payable semi-annually	5.5%	365.6	347.1	Nov 2029
Senior unsecured Canadian notes, Series 2, interest at fixed rate of 4.71%, payable semi-annually	5.8%	146.2	138.8	Nov 2031
Senior unsecured Canadian notes, Series 3, interest at CORRA plus 1.26%, payable quarterly	5.8%	109.7	—	Mar 2028
Senior unsecured Canadian notes, Series 4, interest at fixed rate of 3.63%, payable semi-annually	5.7%	146.2	—	Mar 2028
Senior unsecured Canadian notes, Series 5, interest at fixed rate of 4.149%, payable semi-annually	5.6%	255.9	—	Nov 2030
Senior unsecured U.S. notes, Series 1, interest at fixed rate of 4.70%, payable semi-annually	4.7%	600.0	—	Oct 2030
Senior unsecured U.S. notes, Series 2, interest at fixed rate of 5.40%, payable semi-annually	5.4%	600.0	—	Oct 2035
Term loan, interest at variable U.S. interest rate, payable monthly	n/a	—	300.0	Jun 2026
Term loan facility, interest at variable U.S. interest rate, payable monthly(4)	5.9%	300.0	300.0	Aug 2029
Term loan facility, interest at variable U.S. interest rate, payable monthly(4)	5.5%	500.0	—	Dec 2027
Term loan facility, interest at variable U.S. interest rate, payable monthly(4)	5.6%	600.0	—	Dec 2028
Notes payable, interest at fixed rate of 2.91%, payable semi-annually	n/a	—	100.0	Aug 2026
Notes payable, interest at Adjusted SOFR plus a spread of 1.57%, payable quarterly	n/a	—	50.0	Aug 2026
		3,863.6	1,235.9
Current portion of long-term debt
Notes payable, interest at fixed rate of 2.70%, payable semi-annually(5)	5.1%	300.0	—	Jun 2026
Notes payable, interest at fixed rate of 2.91%, payable semi-annually(5)	2.9%	100.0	—	Aug 2026
Notes payable, interest at Adjusted SOFR plus a spread of 1.57%, payable quarterly(5)(6)	2.9%	50.0	—	Aug 2026
Delayed draw term loan (DDTL), interest at variable U.S. interest rate, payable monthly(7)	n/a	—	300.0	n/a
		450.0	300.0
Long-term debt		4,313.6	1,535.9
(1) Represents the annualized effective interest rate for the year ended December 28, 2025, including the impact of interest rate swaps and cross currency interest rate swaps, where applicable.
(2) Secured Overnight Financing Rate (SOFR) advances at adjusted Term SOFR (includes a 0% to 0.25% reference rate adjustment) plus a spread ranging from 1% to 3%.
(3) The Company’s committed unsecured revolving long-term bank credit facility of $1.2 billion provides for an annual extension which is subject to the approval of the lenders. The spread added to the adjusted Term SOFR is a function of the total net debt to EBITDA ratio (as defined in the credit facility agreement and its amendments). In addition, an amount of $30.7 million (December 29, 2024 - $10.8 million) has been committed against this facility to cover various letters of credit.
(4) The term loan facility can be prepaid in whole or in part at any time with no penalties. U.S. Base Rate Advances at U.S. Base rates or SOFR advances at adjusted Term SOFR (includes a 0.10% reference rate adjustment) plus a spread ranging from 1% to 2% based on the Company's total net debt to EBITDA ratio (as defined in the term loan agreement and its amendments).
(5) The unsecured notes issued to accredited investors in the U.S. private placement market can be prepaid in whole or in part at any time, subject to the payment of a prepayment penalty as provided for in the Note Purchase Agreement.
(6) Adjusted SOFR rate is determined on the basis of floating rate notes that bear interest at a floating rate plus a spread of 1.57%.
(7) The DDTL was fully repaid on March 19, 2025.
n/a = not applicable

GILDAN 2025 REPORT TO SHAREHOLDERS 33

MANAGEMENT'S DISCUSSION AND ANALYSIS

On August 30, 2024, the Company entered into an unsecured committed five-year term loan agreement for a total principal amount of $300 million. The term loan is non-revolving and provides for a spread added to the adjusted Term SOFR based on the total net debt to EBITDA ratio (as defined in the term loan agreement).

On November 22, 2024, the Company issued at par, 4.362% Series 1 senior unsecured notes ("Series 1 Canadian notes") with a principal amount of $500 million in Canadian dollars ($357.1 million in U.S. dollars), which will mature on November 22, 2029. Additionally, on the same date, the Company issued at par, 4.711% Series 2 senior unsecured notes ("Series 2 Canadian notes") with a principal amount of $200 million in Canadian dollars ($142.9 million in U.S. dollars), which will mature on November 22, 2031. The notes were offered in Canada on a private placement basis.

The Series 1 Canadian notes and Series 2 Canadian notes have been hedged for foreign currency fluctuations through cross currency principal and interest rate swaps, which serves to lock in the combined principal at US$500 million and the interest at 5.49% and 5.765% respectively. Interest on these senior unsecured Canadian notes is payable semi-annually.

On March 13, 2025, the Company issued floating rate Series 3 senior unsecured notes ("Series 3 Canadian notes") with a principal amount of $150 million in Canadian dollars ($104 million in U.S. dollars), which will mature on March 13, 2028. The Series 3 floating rate notes were issued at par and bear interest at a rate equal to the daily compounded CORRA plus 1.26% annually. On the same date, the Company issued at par, 3.630% Series 4 senior unsecured notes ("Series 4 Canadian notes") with a principal amount of $200 million in Canadian dollars ($139 million in U.S. dollars), which will mature on March 13, 2028. Additionally, on the same date, the Company issued 4.149% Series 5 senior unsecured notes ("Series 5 Canadian notes") with a principal amount of $350 million in Canadian dollars ($243 million in U.S. dollars), which will mature on November 22, 2030. The notes were offered in Canada on a private placement basis.

The Series 3 Canadian notes have been hedged for foreign currency fluctuations through cross currency principal and interest rate swaps, which serves to lock in the principal at US$104 million and converts the interest payment to SOFR plus 1.405%.

The Series 4 Canadian notes have been hedged for foreign currency fluctuations through cross currency principal and interest rate swaps, which serves to lock in the principal at US$139 million. The Series 4 notes also have a fixed-to-floating interest rate swap to convert the fixed interest rate to SOFR plus 1.425%.

The Series 5 Canadian notes have been hedged for foreign currency fluctuations through cross currency principal and interest rate swaps, which serves to lock in the principal at US$243 million and the interest at 5.635%.

All of these hedging instruments relating to the Senior unsecured notes are for the same duration as the hedged note. See Note 16, "Financial instruments" to our audited annual consolidated financial statements as at and for the year ended December 28, 2025, for additional details.

On August 13, 2025, the Company entered into a debt commitment letter providing for certain debt financing, the proceeds of which were expected to be used, to fund the cash portion of the consideration for the Hanes acquisition, repay certain of Hanes' existing indebtedness and pay expenses incurred in connection with the acquisition. The financing was initially comprised of a bridge facility in an aggregate principal amount of $1.2 billion and term loans in an aggregate principal amount of $1.1 billion, consisting of a $500 million 2-year term loan and a $600 million 3-year term loan (the “New Term Loan Facility”). On September 10, 2025, the Company entered into a joinder to the debt commitment letter pursuant to which a portion of the commitments in respect of the bridge facility and New Term Loan Facility were syndicated to certain other financial institutions. The bridge facility commitment was subsequently terminated in the fourth quarter of 2025 upon closing of the offering by the Company of $1.2 billion aggregate principal amount of senior unsecured notes as described below.

On October 7, 2025, the Company issued 4.700% Series 1 U.S. senior unsecured notes ("Series 1 U.S. notes") with a principal amount of $600 million, which will mature on October 7, 2030. Additionally, on the same date, the Company issued 5.400% Series 2 U.S. senior unsecured notes ("Series 2 U.S. notes") with a principal amount of $600 million, which will mature on October 7, 2035. The notes were offered in the United States on a private placement basis.

On December 1, 2025, the Company entered into an unsecured committed two-year term loan agreement for a total principal amount of $500 million and an unsecured committed three-year term loan agreement for a total principal amount of $600 million, under the New Term Loan Facility. In the event of a sale of HAA, the net proceeds from such disposition will be required to be used to repay indebtedness under this facility in accordance with its terms.

GILDAN 2025 REPORT TO SHAREHOLDERS 34

MANAGEMENT'S DISCUSSION AND ANALYSIS

The New Term Loan Facility is non-revolving and bears interest, at the Company's option, at Term SOFR plus a 0.10% adjustment plus an applicable margin of approximately 1.45% and 1.58%, for the 3-year term loan, which applicable margin varies depending on the Company's public debt ratings (as defined in the term loan agreement). The 2-year term loan will mature two years after closing of the New Term Loan Facility on December 1, 2027 and the 3-year term loan will mature three years after closing of the New Term Loan Facility on December 1, 2028. The term loans include covenants substantially similar to those under Gildan’s existing credit agreements.
In addition, on September 16, 2025, the Company amended its unsecured revolving long-term bank credit facility to increase the aggregate revolving commitments from $1 billion to $1.2 billion for effectiveness on December 1, 2025.

The Company was in compliance with all financial covenants as at December 28, 2025. The Company expects to maintain compliance with its covenants over the next twelve months, based on its current expectations and forecasts.

(in $ millions)	December 28, 2025	December 29, 2024
Long-term debt (including current portion)	4,313.7	1,535.9
Bank indebtedness	—	—
Foreign currency component of derivative financial instrument on Canadian Senior unsecured notes	(37.4)	14.1
Lease obligations (including current portion)	314.5	117.4
Lease obligations (including current portion) included in liabilities held for sale	121.3	—
Total debt(1)	4,712.1	1,667.4
Cash and cash equivalents	(284.5)	(98.8)
Cash and cash equivalents included in assets held for sale	(10.5)	—
Net debt(1)	4,417.1	1,568.6
(1) This is a non-GAAP financial measure or ratio. See section 16.0 "Definition and reconciliation of non-GAAP financial measures and related ratios" in this MD&A.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

GILDAN 2025 REPORT TO SHAREHOLDERS 35

MANAGEMENT'S DISCUSSION AND ANALYSIS

The primary measure used by the Company to monitor its financial leverage is its net debt leverage ratio as defined in section 16.0 "Definition and reconciliation of non-GAAP financial measures and related ratios" in this MD&A. The Company’s net debt leverage ratio as at December 28, 2025, was 3.0 times (December 29, 2024 - 1.9 times). As a result of the closing of the Hanes acquisition, our net debt leverage ratio exceeds our stated target range. Accordingly, we paused our share repurchases starting in August 2025, and we expect share repurchases to resume when the net debt leverage ratio approximates the midpoint of the target range. The Company’s net debt leverage ratio is calculated as follows:

	December 28, 2025	December 29, 2024
(in $ millions, or otherwise indicated)

Adjusted EBITDA for the trailing twelve months (excluding discontinued operations)	926.3	833.8
Adjustment for:
Business acquisitions(3)	564.8	—
Proforma adjusted EBITDA for the trailing twelve months	1,491.1	833.8
Net debt(1)	4,417.1	1,568.6
Net debt leverage ratio(1)(2)	3.0	1.9
(1) This is a non-GAAP financial measure or ratio. See section 16.0 "Definition and reconciliation of non-GAAP financial measures and related ratios" in this MD&A.
(2) The Company's net debt to EBITDA ratio for purposes of its term loans and revolving facility was 3.1x and for purposes of U.S. private placement notes was 3.4x at December 28, 2025.
(3) Includes the adjusted EBITDA of Hanes for the period beginning December 30, 2024 and ending November 30, 2025 (including HAA), and the adjusted EBITDA of the HAA business (which was classified as discontinued operations as at the date of acquisition) for the period beginning December 1, 2025 and ending December 28, 2025. The adjusted EBITDA of Hanes and of HAA varies from the definition of the Company’s adjusted EBITDA as presented in this MD&A in certain respects. The adjusted EBITDA of Hanes (including HAA) was calculated using EBITDA previously reported by Hanes (excluding adjustments made by HanesBrands to align the presentation in its public filings with the definition used in its then credit agreement), and is adjusted to comply with IFRS and Gildan's accounting policies, and includes on a proforma basis the impact of the purchase price allocation for the acquisition of HanesBrands, including fair value adjustments determined provisionally and the impact of reduced compensation and director fees from post-acquisition severance.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

The total net debt to EBITDA ratios (as defined in the credit facility agreement and its amendments, and in the U.S. private placement note agreement) vary from the definition of the Company’s non-GAAP ratio and non-GAAP financial measures “net debt leverage ratio” and “adjusted EBITDA”, respectively, as presented in this MD&A in certain respects. The definitions in the loan and note agreements are based on accounting for all leases in accordance with previous accounting principles whereby the Company’s leases for premises were accounted for as operating leases, while the Company’s reported net debt leverage ratio reflects lease accounting in accordance with the Company’s current accounting policies. In addition, adjustments permitted to EBITDA in the loan and note agreements vary from the adjustments used by the Company in calculating its adjusted EBITDA non-GAAP financial measure. As a result of these differences, our total net debt to EBITDA ratio for purposes of our term loans and revolving facility was 3.1x (2024 - 2.0x), and for purposes of our U.S. private placement note agreements was 3.4x at the end of fiscal 2025 (2024 - 2.2x).

The Company, upon approval from its Board of Directors, may issue or repay long-term debt, issue or repurchase shares, or undertake other activities as deemed appropriate under the specific circumstances.

8.3 Outstanding share data
Our common shares are listed on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX) under the symbol GIL. As at February 23, 2026, there were 185,175,215 common shares issued and outstanding along with 27,999 stock options and 1,622,107 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined exercise price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company. Treasury RSUs are primarily used as part of special long-term plans, to attract candidates or for retention purposes, and their vesting conditions, including any performance objectives, and are determined by the Board of Directors at the time of grant.

GILDAN 2025 REPORT TO SHAREHOLDERS 36

MANAGEMENT'S DISCUSSION AND ANALYSIS

8.4 Declaration of dividend
The Company paid dividends of $135.2 million during the year ended December 28, 2025. On February 25, 2026, the Board of Directors approved a 10% increase in the amount of the current quarterly dividend and declared a cash dividend of $0.249 per share for an expected aggregate payment of $46 million which will be paid on April 13, 2026, on all of the issued and outstanding common shares of the Company, rateably and proportionately, to the holders of record on March 19, 2026. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends.

As part of the Company's capital allocation framework as described in section 8.1 of this MD&A, the Board of Directors considers several factors when deciding to declare quarterly cash dividends, including the Company’s present and future earnings, cash flows for working capital requirements, capital expenditures, debt covenant and repayment obligations, capital requirements, the macro-economic environment, and present and/or future regulatory and legal restrictions.

The Company's dividend payout policy and the declaration of dividends are subject to the discretion of the Board of Directors and, consequently, there can be no assurances that Gildan's dividend policy will be maintained or that dividends will be declared in respect of any quarter or other future periods. The declaration of dividends by the Board of Directors is ultimately dependent on the Company’s operations and financial results which are, in turn, subject to various assumptions and risks, including those set out in this MD&A.

8.5 Normal course issuer bid (NCIB)

On July 31, 2024, the Company received approval from the TSX to renew its NCIB program to purchase for cancellation, during the period commencing on August 9, 2024 and ending on August 8, 2025, a maximum of 16,106,155 common shares, representing approximately 10% of the Company's public float, as at July 26, 2024 (the reference date for the renewed NCIB). Under the NCIB, the Company was authorized to make purchases by means of open market transactions on both the TSX and the New York Stock Exchange (NYSE), or alternative U.S. or Canadian trading systems if eligible, or by such other means as may be permitted by securities regulatory authorities, including pre-arranged crosses, exempt offers, private agreements under an issuer bid exemption order issued by securities regulatory authorities and block purchases of common shares.

In connection with each of its 2023-2024 and 2024-2025 NCIB programs, the Company entered into an automatic share purchase plan (ASPP) with a designated broker which allows for the purchase of common shares under the NCIB at times when the Company would ordinarily not be permitted to purchase its common shares due to regulatory restrictions or self-imposed trading blackout periods.

A share buyback tax of 2% was enacted in Canada during the second quarter of 2024. The share buyback tax is charged to retained earnings.

During the fiscal year ended December 28, 2025, the Company repurchased for cancellation a total of 3,749,900 common shares under its NCIB programs for a total cost of $185.9 million (including $3.3 million of share buyback tax); of which $7 million was charged to share capital and the balance was charged to retained earnings. As discussed in section 8.1 "Capital allocation framework" of this MD&A, we have paused our share repurchases until our net debt leverage ratio approximates the midpoint of the target range. As such the NCIB program, which expired on August 8, 2025, has not been renewed.

9.0 LEGAL PROCEEDINGS

9.1 Claims and litigation
The Company is a party to claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.

We record a liability when we believe that it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. Significant judgment is required to determine both the probability of having incurred a liability and the estimated amount of the liability. We review these matters at least quarterly and adjust these liabilities to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other updated information and events, pertaining to a particular case.

GILDAN 2025 REPORT TO SHAREHOLDERS 37

MANAGEMENT'S DISCUSSION AND ANALYSIS

10.0 FINANCIAL RISK MANAGEMENT

The Company is exposed to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk, interest rate risk, commodity price risk, as well as risks arising from changes in the price of our common shares under our share-based compensation plans. Please refer to note 28 of the audited annual consolidated financial statements for the year ended December 28, 2025 for additional details.

10.1 Off-balance sheet arrangements and maturity analysis of contractual obligations
In the normal course of business, we enter into contractual obligations that will require us to disburse cash over future periods. Our material short-term cash requirements include payments under our lease obligations, purchase obligations; related to capital expenditures, cotton commitments as well as raw material and finished goods inventory, and other working capital needs. Working capital, defined as total current assets less total current liabilities, fluctuates depending on effective management of receivables from our customers, inventory levels and payables to our suppliers, as well as commodity pricing.

Our long-term material cash requirements from currently known obligations include repayment of outstanding borrowings, interest payment obligations under our credit agreement, yarn purchases, settlements on our outstanding derivative hedge contracts, long term lease obligations, as well as minimum royalty payments.

All commitments have been reflected in our consolidated statements of financial position except for purchase obligations, as well as minimum royalty payments, which are included in the table of contractual obligations below. We have no off-balance sheet arrangements, other than as discussed in this section. The following table sets forth the maturity of our contractual obligations by period as at December 28, 2025.

Carrying		Contractual	Less than	Between 1	Between 4	More than
(in $ millions)	amount	cash flows	1 year	and 3 years	and 5 years	5 years

Accounts payable and accrued liabilities	1,264.2	1,264.2	1,264.2	—	—	—
Long-term debt	4,313.6	4,313.6	450.0	1,355.9	1,761.5	746.2
Interest obligations(1)	—	958.4	219.4	372.9	203.6	162.5
Purchase and other obligations	—	771.9	431.8	204.4	88.8	46.9
Lease obligations	314.5	367.2	77.6	134.8	65.6	89.2
Total contractual obligations	5,892.3	7,675.3	2,443.0	2,068.0	2,119.5	1,044.8
(1) Interest obligations include expected interest payments on long-term debt as at December 28, 2025 (assuming balances remain outstanding through to maturity). For variable rate debt, the Company has applied the rate applicable at December 28, 2025 to the currently established maturity dates.

As disclosed in note 28 to our 2025 audited annual consolidated financial statements, we have granted financial guarantees, irrevocable standby letters of credit, and surety bonds to third parties to indemnify them in the event the Company and some of its subsidiaries do not perform their contractual obligations. As at December 28, 2025, the maximum potential liability under these guarantees was $141 million, of which $55 million was for surety bonds and $86 million was for financial guarantees and standby letters of credit.

GILDAN 2025 REPORT TO SHAREHOLDERS 38

MANAGEMENT'S DISCUSSION AND ANALYSIS

11.0 CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Our material accounting policies are described in note 3 to our fiscal 2025 audited annual consolidated financial statements. The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

11.1 Critical judgments in applying accounting policies
The following are critical judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

Business acquisitions
Management makes estimates and assumptions to determine the fair values of assets acquired and liabilities assumed in a business combination including intangible assets and assets and liabilities held for sale at the acquisition date. Such estimates and assumptions are inherently uncertain and subject to refinement. As of December 28, 2025, the Company has not completed the determination of the fair value of assets acquired and liabilities assumed for the Hanes acquisition and therefore provisional amounts have been reported. During the measurement period, the Company may adjust any provisional amounts reported on the acquisition date if additional information is obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected their measurement on that date. Adjustments to provisional amounts are recognized with corresponding adjustments to goodwill.

Determination of cash-generating units (CGUs)
The identification of CGUs and grouping of assets into the respective CGUs is based on currently available information about actual utilization experience and expected future business plans. Management has taken into consideration various factors in identifying its CGUs. The Company has identified its CGUs for purposes of testing the recoverability and impairment of non-financial assets to be Textile & Sewing (excluding Hanes), Hosiery (excluding Hanes), Textile & Sewing (Hanes), Hosiery (Hanes), and intimates (Hanes) as they represent the lowest level of identifiable group of assets that generated cash inflows that are largely independent of the cash inflows from other group of assets.

Inventories
The costing of inventory involves the determination of whether costs incurred are abnormal costs and whether manufacturing variances relate to inventory on hand or cost of sales.

Income taxes
The Company’s income tax provisions and income tax assets and liabilities are based on interpretations of applicable tax laws, including income tax treaties between various countries in which the Company operates, as well as underlying rules and regulations with respect to transfer pricing. These interpretations involve judgments and estimates and may be challenged through government taxation audits, the Company being regularly subject to such audits. New information may become available that causes the Company to change its judgment regarding the adequacy of existing income tax assets and liabilities; such changes will impact net earnings in the period that such a determination is made.

12.0 ACCOUNTING POLICIES AND NEW ACCOUNTING STANDARDS NOT YET APPLIED

12.1 Accounting policies
The Company’s audited consolidated financial statements for fiscal 2025 were prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB), using the same accounting policies as those applied in its fiscal 2024 audited annual consolidated financial statements

12.2 New accounting standards and interpretations not yet applied
The following new accounting standards are not effective for the year ended December 28, 2025 and have not been applied in preparing the audited annual consolidated financial statements.

GILDAN 2025 REPORT TO SHAREHOLDERS 39

MANAGEMENT'S DISCUSSION AND ANALYSIS

IFRS 9 Financial Instruments (“IFRS 9”) and IFRS 7 Financial Instruments: Disclosures (“IFRS 7”)
In May 2024, IASB issued limited amendments to IFRS 9 and IFRS 7. These amendments provide clarity on the timing of recognition and derecognition of financial assets and liabilities, the assessment of contractual cash flow characteristics, and the resulting classification and disclosure of financial assets with environmental, social, and governance linked or other contingent features. Additionally, the amendments clarify that a financial liability is derecognized on the settlement date, with the accounting policy choice to derecognize a financial liability settled using an electronic payment system before the settlement date, provided specific conditions are met. Additional disclosures are required for financial instruments with contingent features and investments in equity instruments designated at fair value through other comprehensive income with these amendments. These amendments are effective for annual reporting periods beginning on or after January 1, 2026, and are not expected to have an impact on the Company's consolidated financial statements. The Company has elected not to early adopt these amendments.

IFRS 18 Presentation and Disclosure in Financial Statements ("IFRS 18")
On April 9, 2024, the IASB issued IFRS 18 to improve reporting of financial performance. IFRS 18 replaces IAS 1 Presentation of Financial Statements. It carries forward many requirements from IAS 1 unchanged. The standard sets out requirements on presentation and disclosures in financial statements. It introduces a defined structure for the statement of income composed of required categories and subtotals. The standard also introduces specific disclosure requirements for management-defined performance measures and a reconciliation between these measures and the most similar subtotal specified in IFRS, which must be disclosed in a single note. IFRS 18 applies for annual reporting periods beginning on or after January 1, 2027. Earlier application is permitted. The Company is currently evaluating the impact of the adoption of IFRS 18 on its consolidated financial statements.

13.0 DISCLOSURE CONTROLS AND PROCEDURES

As stated in the Canadian Securities Administrators’ National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings and Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended, disclosure controls and procedures means controls and other procedures of an issuer that are designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings, or other reports filed or submitted by it under securities legislation is recorded, processed, summarized, and reported within the time periods specified in the securities legislation and include controls and procedures designed to ensure that information required to be disclosed by an issuer in its annual filings, interim filings, or other reports filed or submitted under securities legislation is accumulated and communicated to the issuer’s management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure.

An evaluation of the effectiveness of our disclosure controls and procedures as of December 28, 2025 was carried out under the supervision of, and with the participation of, our management, including our Chief Executive Officer and our Chief Financial Officer.

For the year ended December 28, 2025, we limited the scope of our evaluation of disclosure controls and procedures (DC&P) to exclude disclosure controls and procedures of HanesBrands LLC ("Hanes"), a subsidiary acquired by the Company in connection with an acquisition consummated on December 1, 2025, the results of which are included in the audited annual consolidated financial statements of the Company for the year ended December 28, 2025, to the extent Hanes’ disclosure controls and procedures are subsumed by the Company's internal controls over financial reporting (ICFR).The consolidated results of the Company for the year ended December 28, 2025 included net sales and net loss of $217 million and $17 million, respectively, relating to Hanes' results of operations since the date of acquisition. Hanes accounted for approximately $2,470 million of current assets, $3,858 million of non-current assets, $1,078 million of current liabilities, and $1,731 million of non-current liabilities, in the Company's audited consolidated statement of financial position as at December 28, 2025.

Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 28, 2025.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

14.0 INTERNAL CONTROL OVER FINANCIAL REPORTING

14.1 Management’s annual report on internal control over financial reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13(a)-15(f) and 15(d)-15(f) under the U.S. Securities Exchange Act of 1934 and under National Instrument 52-109.

Our internal control over financial reporting means a process designed by, or under the supervision of, an issuer’s certifying officers, and effected by the issuer’s board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP and includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards, and that our receipts and expenditures are being made only in accordance with authorization of our management and directors; and (3) are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the annual financial statements or interim financial reports.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote. As a result, due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as at December 28, 2025, based on the framework set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). For the year ended December 28, 2025, we limited the scope of our evaluation of internal controls over financial reporting (ICFR) to exclude controls over financial reporting of HanesBrands LLC ("Hanes"), a subsidiary acquired by the Company in connection with an acquisition consummated on December 1, 2025, the results of which are included in the audited annual consolidated financial statements of the Company for the year ended December 28, 2025. The consolidated results of the Company for the year ended December 28, 2025 included net sales and net loss of $217 million and $17 million, respectively, relating to Hanes' results of operations since the date of acquisition. Hanes accounted for approximately $2,470 million of current assets, $3,858 million of non-current assets, $1,078 million of current liabilities, and $1,731 million of non-current liabilities, in the Company's audited consolidated statement of financial position as at December 28, 2025. Based on that evaluation under this framework, our Chief Executive Officer and our Chief Financial Officer concluded that our internal control over financial reporting was effective as of December 28, 2025.

14.2 Attestation report of independent registered public accounting firm
KPMG LLP, an independent registered public accounting firm, which audited and reported on our consolidated financial statements, has issued an unqualified report on the effectiveness of our internal control over financial reporting as of December 28, 2025.

14.3 Changes in internal control over financial reporting
There have been no changes that occurred during the quarter beginning on September 29, 2025 and ended December 28, 2025 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

15.0 RISKS AND UNCERTAINTIES

In addition to the risks previously described under the sections “Financial risk management”, “Critical accounting estimates and judgments”, and those described elsewhere in this MD&A, this section describes the principal risks that could have a material and adverse effect on our financial condition, results of operations, business, cash flows, or the trading price of our common shares, as well as cause actual results to differ materially from our expectations expressed in or implied by our forward-looking statements. Many risks are driven by external factors beyond the Company's control or are of a nature which cannot be eliminated. The key areas of business risks and uncertainties described in this section are not the only ones that can affect the Company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our financial condition, results of operations, cash flows, or business.

Our ability to implement our growth strategies and plans
The growth of our business depends on the successful execution of key strategic initiatives as part of the Gildan Sustainable Growth strategy, which is described in section 4.0 entitled "Strategy" of this MD&A. We are implementing our plan or plan to execute on various initiatives aimed at expanding and optimizing our global production capacity and maintaining or enhancing our cost structure, driving innovation across the organization, in our manufacturing and product-development processes, distribution and final products, while continuing to integrate the operations of HanesBrands into our vertically integrated business model. Our ability to implement our growth strategy and plans is dependent upon a number of factors, some of which are beyond our control, and include but are not limited to our ability to leverage the Company's strengths, general economic conditions and other risk factors as described in this MD&A. Further, achieving these objectives will require significant investments which may result in both short-term and long-term costs. The Company has historically relied on cash generated from its operating activities and financing cash flows as its primary source of liquidity. To support the Company’s business and execute on its growth strategy and its plan to increase its manufacturing capacity, the Company will need to continue to generate significant amounts of cash from operations. If the Company’s business does not generate cash flow from operating activities sufficient to fund these activities, and if sufficient funds are not otherwise available from its credit facilities, senior unsecured notes and other financing instruments, the Company may need to seek additional capital to fund its business or execute its growth strategy in which case there is no assurance the Company will be successful in obtaining such additional capital if and when needed on favorable terms or at all. There can be no assurance that we will be successful in the execution of these strategic initiatives, including on integrating the HanesBrands business into our operations, or that the successful execution of these strategic initiatives will deliver the results we expect or grow our business. If we fail to effectively implement our strategy, our financial condition, results of operations, cash flows or business may be materially adversely affected.

Our ability to compete effectively
Competition in the basic apparel market is generally based upon service and product availability, price, quality, comfort and fit, style, and brand. Our competitive strengths include our expertise in building and operating large-scale, vertically integrated manufacturing hubs which allows us to operate efficiently and reduce costs, offer competitive pricing, and provide a reliable supply chain. As discussed in section 4.0 of this MD&A entitled "Strategy", we intend to increase our global production capacity, and any failure or delay in efficiently implementing or managing such increase in capacity, or doing so in a cost-effective manner, could negatively impact our manufacturing and distribution cost structure, which would negatively impact our ability to compete. There can be no assurance that we will be able to maintain our low cost manufacturing and distribution structure and remain competitive. Higher-than-normal levels of cost inflation could lead to pressure on retail prices, margins and operational costs. As discussed in section 3.3 of this MD&A, we compete with domestic and international manufacturers, brands of well-established U.S. apparel and sportswear companies, as well as our own customers, including retailers and wholesale distributors that are selling basic apparel products under their own private label brands that compete directly with our brands. In addition, evolving e-commerce customer preferences and behaviours continue to facilitate competitive entry and comparison shopping. Failure to compete effectively and respond to evolving trends in the market, including intensifying competition from private label brands and e-commerce, and failure to adapt our operations to service the changing needs of our customers could have a negative impact on our business and results of operations. Any changes in our ability to compete effectively in the future may result in the loss of customers to competitors, reduction in customer orders or shelf space, lower prices or the need for additional customer price incentives, and other forms of marketing support to our customers, all of which could have a negative effect on our sales volumes or profitability if we are unable to offset such negative impacts with new business or cost reductions. Additionally, sustained promotional activities could negatively impact our brand image, which could also negatively affect our sales volumes or profitability. The realization of any of the foregoing could materially adversely affect our financial condition, results of operations, cash flows, or business.

GILDAN 2025 REPORT TO SHAREHOLDERS 42

MANAGEMENT'S DISCUSSION AND ANALYSIS

Our ability to integrate acquisitions
The Company’s strategic opportunities may include potential complementary acquisitions that could support, strengthen, or expand our business. The integration of newly acquired businesses may prove to be more challenging, take more time than originally anticipated, or result in significant additional costs and/or operational issues, all of which could negatively affect our financial condition and results of operations. In addition, we may not be able to fully realize anticipated synergies and other benefits expected from acquisitions.

The Company completed the acquisition of Hanes on December 1, 2025. Realization of the anticipated benefits, including synergies, from the acquisition depends, in part, on the Company's ability to successfully consolidate and integrate the Hanes business, operations, and workforce in a manner that facilitates growth opportunities and achieves the projected cost savings and other benefits without affecting the combined business’ current operations, as well as external factors beyond the Company's control. The integration process may result in the loss of key personnel, the termination or alteration of existing material contracts or relationships, the disruption of ongoing businesses, or inconsistencies in standards, controls, procedures and policies. Coordinating certain aspects of the consolidation and integration process will involve complex operational, technological, and personnel-related challenges and will require management to devote significant attention and resources. Further, there could be potential unknown liabilities and unforeseen expenses involving Hanes or associated with its acquisition. In addition, the Company has announced that, as part of its ongoing integration plan in respect of Hanes, it has initiated a formal sales process for the HanesBrands Australia business. There can be no assurance that the process will result in a transaction, nor as to its terms, structure, timing, or valuation, or that the Company will realize any or all of the expected benefits from such a transaction if it were to occur. Any such transaction involving HanesBrands Australia will be subject to review and approval by our Board of Directors. As a result, there can be no assurance that the consolidation and integration efforts in connection with the acquisition of Hanes will achieve their intended results nor that the Company will realize the benefits, including synergies, it expects to realize from such acquisition. Even if the Company can successfully integrate the Hanes business, the anticipated benefits from the acquisition may not be fully realized or they could take longer to realize than currently anticipated. Failure to realize the anticipated benefits, including synergies, from the acquisition in full or in a timely manner could materially adversely affect the Company's financial condition, results of operations, cash flows or business.

We may be negatively impacted by changes in general economic and financial conditions
General economic and financial conditions, globally or in one or more of the markets we serve, may negatively affect our business. If there is a decline in economic growth and in consumer and commercial activity, and/or adverse financial conditions exist in the credit markets, this may lead to lower demand for our products resulting in sales volume reductions and lower selling prices and may cause us to operate at levels below our optimal production capacity, which would result in higher unit production costs, all of which could negatively affect our profitability and reduce cash flows from operations. Weak economic and financial conditions could also negatively affect the financial condition of our customers, which could result in lower sales volumes and increased credit risk or could otherwise materially adversely affect our financial condition, results of operations, cash flows, or business.

We rely on a small number of significant customers
In any given period, we rely on a small number of customers for a significant portion of our total sales. In fiscal 2025, our top three customers accounted for 33.2%, 14.2%, and 7.4% (2024 - 26.8%, 12.4%, and 8.6%) of total sales respectively, and our top ten customers accounted for 72.5% (2024 - 71.5%) of total sales.

GILDAN 2025 REPORT TO SHAREHOLDERS 43

MANAGEMENT'S DISCUSSION AND ANALYSIS

Future sales volumes, profitability, cash flows, and/or our credit risk could be negatively affected should one or more of the following events occur:
•a significant customer substantially reduces its purchases or ceases to buy from us, or we elect to reduce the volume of business with or cease to sell to a significant customer, and we cannot replace that business with sales to other customers on similar terms;
•a large customer exercises its purchasing power to negotiate lower prices or higher price discounts or requires us to incur additional service and other costs;
•a customer experiences operational disruptions due to fires, extreme weather conditions, natural disasters or pandemics, information system failures or incidents, and other factors;

•a brick-and-mortar retail customer fails to maintain or grow its overall market position through the integration of physical retail presence and digital retail, in light of the increasing portion of consumer expenditures online and through mobile commerce applications, and experiences financial difficulties including store closures, bankruptcy or liquidation;
•a large customer terminates its business relationship or renegotiates its commercial agreements with HanesBrands following closing of the acquisition;
•further industry consolidation leads to greater customer concentration and competition; and
•a customer encounters financial difficulties and is unable to meet its financial obligations.

Our customers do not commit to purchase minimum quantities
Our contracts with our customers generally do not require them to purchase a minimum quantity of our products or commit to minimum shelf space allocation for our products. If any of our customers experience a significant business downturn or fail to remain committed to our products, they may reduce or discontinue purchases from us. Although we have maintained long-term relationships with many of our wholesale distributor and retail customers, there can be no assurance that historic levels of business from any of our customers will continue in the future.

Our ability to anticipate, identify, or react to changes in consumer preferences and trends
While we currently focus on basic products, the apparel industry, particularly within the retail channel, is subject to evolving consumer preferences and trends, including potential shifts in consumer and customer preferences favouring more sustainable and circular brands and suppliers in the markets we serve. Our success may be negatively impacted by changes in consumer preferences which do not fit with Gildan’s core competency of marketing and large-scale manufacturing of basic apparel products. If we fail to effectively anticipate, identify, or respond to changing styles or trends, or increased preferences for sustainable and/or circular products, or if we misjudge the market for our products, our sales could be adversely affected. This could result in unsold inventory, which could negatively impact our profitability. In addition, when introducing new products for our customers we may incur additional costs and transitional manufacturing inefficiencies as we ramp-up production or upgrade manufacturing capabilities to support such customer programs, which could negatively impact our profitability. The realization of any of the foregoing could materially adversely affect our financial condition, results of operations, cash flows, or business.

Our ability to manage production and inventory levels effectively in relation to changes in customer demand
Demand for our products may vary from year to year. We aim to appropriately balance our production and inventory with our ability to meet market demand and cadence of distributor inventory replenishment. Based on discussions with our customers and internally generated projections reflecting our analysis of factors impacting industry demand, we produce and carry finished goods inventory to meet the expected demand for delivery of specific product categories. If, after producing and carrying inventory in anticipation of deliveries, demand is significantly less than expected, we may have to carry inventory for extended periods of time or sell excess inventory at reduced prices. In either case, our profits would be reduced. Excess inventory could also result in lower production levels, resulting in lower plant and equipment utilization and lower absorption of fixed operating costs. Alternatively, we are also exposed to loss of sales opportunities and market share if we produce insufficient inventory to satisfy our customers’ demand for specific product categories as a result of underestimating market demand or not meeting production targets, in which case our customers could seek to fulfill their product needs from competitors and reduce the amount of business they do with us. Furthermore, if customers require us to provide them with certain products on an exclusive basis, this could cause an increase in our inventory levels and working capital requirements, which could negatively impact our profitability. The realization of any of the foregoing could materially adversely affect our financial condition, results of operations, cash flows, or business.

GILDAN 2025 REPORT TO SHAREHOLDERS 44

MANAGEMENT'S DISCUSSION AND ANALYSIS

We may be negatively impacted by fluctuations and volatility in the price of raw materials used to manufacture our products
Cotton and polyester fibers are the primary raw materials used in the manufacture of our products. We also use chemicals, dyestuffs, and trims which we purchase from a variety of suppliers. The price of cotton fluctuates and is affected by consumer demand, global supply, which may be impacted by weather conditions in any given year, speculation in the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries, and other factors that are generally unpredictable and beyond our control, including the overall state of the economy and expectations for economic growth (including as a result of the current inflationary environment). In addition, fluctuations in energy prices, including prices for crude oil or petroleum, natural gas, biomass and electricity affect our energy consumption costs and can also influence transportation costs and the cost of related items used in our business, such as polyester fibers, chemicals, dyestuffs, and trims. Fluctuations in energy prices are partly influenced by government policies to address climate change, which could increase our energy costs beyond our current expectations. In addition, the Company is subject to carbon tax or other carbon pricing regulations in various jurisdictions where it operates. The carbon tax rates or other pricing mechanisms and the scope of emissions covered by these regulations may change over time, which could cause fluctuations in our energy consumption and other costs. Geopolitical and economic risks, including from existing or threatened military conflicts and volatility in the energy markets, have raised concerns in international economies. Beyond any immediate impact, these developments may also negatively affect the evolution of the global economy.

The Company purchases cotton and polyester fibers through its yarn-spinning facilities, and also purchases processed cotton yarn and blended yarn from outside vendors, at prices that are correlated with the price of cotton and polyester fibers. The Company may enter into contracts up to twenty-four months in advance of future delivery dates to establish fixed prices for cotton, cotton-based yarn, and polyester fiber purchases and reduce the effect of price fluctuations in the cost of cotton and polyester fibers used in the manufacture of its products. For future delivery periods where such fixed price contracts have been entered into, the Company will be protected against cotton and polyester fiber price increases but would not be able to benefit from cotton or polyester fiber price decreases. Conversely, in the event that we have not entered into sufficient fixed priced contracts for cotton or polyester fibers, or have not made other arrangements to lock in the price of cotton or polyester fibers in advance of delivery, we will not be protected against price increases, but will be in a position to benefit from any price decreases. A significant increase in raw material costs, particularly cotton and polyester fiber costs, could have a negative effect on our business, results of operations, and financial condition, if the increase or part of the increase is not mitigated through additional manufacturing and distribution cost reductions and/or higher selling prices, or if resulting selling price increases negatively impact demand for the Company’s products. In addition, when the Company fixes its cotton and polyester fiber costs for future delivery periods and the cost of cotton or polyester fibers subsequently decreases significantly for that delivery period, the Company may need to reduce selling prices. The realization of any of the foregoing could materially adversely affect our financial condition, results of operations, cash flows, or business.

We rely on key suppliers
Our ability to meet our customers’ needs depends on our ability to maintain an uninterrupted supply of raw materials, energy (including biomass, oil, natural gas, electricity, and fuel) and finished goods from third-party suppliers. More specifically, we source cotton, cotton-based yarns, polyester fibers, chemicals, dyestuffs, and trims primarily from a limited number of outside suppliers. Our business, results of operations, and financial condition could be negatively affected if there is a significant change in our relationship with any of our principal suppliers of raw materials, energy or finished goods, or if any of these key suppliers have difficulty sourcing cotton fibers and other raw materials, experience production disruptions, fail to maintain production quality, fail to qualify under our social compliance program, violate labour laws and regulations, experience transportation disruptions or encounter financial difficulties. These events can result in lost sales, cancellation charges, or excessive markdowns, all of which can materially adversely affect our financial condition, results of operations, cash flows and business.

GILDAN 2025 REPORT TO SHAREHOLDERS 45

MANAGEMENT'S DISCUSSION AND ANALYSIS

The success of our marketing, promotional, and innovation programs
Ineffective advertising, marketing, promotional and innovation programs could inhibit our ability to maintain brand relevance and could ultimately decrease sales. While we use social media, websites, mobile applications, email, print and television to promote our products and attract customers, some of our competitors may expend more for their programs than we do, or use different approaches than we do that prove more successful, any of which may provide them with a competitive advantage. We invest in product innovation in an effort to drive consumer interest in, and increase demand for, our products and to differentiate our products in the market, though some of our competitors’ innovation programs may be better funded or be more positively received by consumers, resulting in a competitive advantage for those competitors. If our programs are not effective or require increased expenditures that are not offset by increased sales, our financial condition, results of operations, cash flows or business could be materially adversely affected.

The Company's level of indebtedness could have a variety of consequences on the Company's business and operations
As at February 25, 2026, the outstanding principal amount of the Company's long-term indebtedness amounted to $4,313.7 million (including current portion of $450.0 million). The Company's level of indebtedness, which may vary from time to time based on the Company's operations and other events and which has increased in fiscal 2025 compared to Gildan’s historical level of borrowings as a result of the acquisition of HanesBrands, could have a variety of consequences on the Company's business and operations, including the following: a portion of cash flows from operations dedicated to the payment of interest on the indebtedness and other financial obligations will not be available for other purposes, including funding the operations and capital expenditures and future business opportunities; the Company's ability to obtain additional financing for working capital and general corporate purposes may be limited or may be available on generally less favorable terms; the Company's ability to engage in specified types of transactions or in planning for, or reacting to, changes in the business and in the industry in general may be impacted; and the Company may be more vulnerable to a downturn in general economic conditions and adverse industry conditions. Depending on the circumstances and the relative impact of the foregoing consequences, the level of indebtedness of the Company could materially adversely affect the Company's financial condition, results of operations, cash flows, or business.

Furthermore, certain of Gildan’s existing credit agreements and the trust indentures governing the senior unsecured notes issued by the Company contain restrictive covenants that, subject to certain exceptions, limit the ability of the Company and the other credit parties thereto, to, among other things, incur, assume, or permit to exist additional secured or unsecured indebtedness or guarantees or engage in certain transactions. Certain of Gildan’s existing credit agreements also require the Corporation to comply, on a consolidated basis, with specified financial ratios. The Company may also incur future indebtedness that might subject it to additional covenants and restrictions that could affect its financial and operational flexibility. The Company's ability to comply with the covenants and restrictions contained in the instruments governing its indebtedness may be affected by economic, financial and industry conditions beyond its control. A breach of any of these covenants or restrictions could result in a default under the applicable debt instrument and the application of cross-default or cross-acceleration provisions in other instruments. This could prevent the Company from pursuing certain business opportunities or otherwise materially adversely affect the Company's financial condition, results of operations, cash flows, or business.

We may be negatively impacted by climate, political, social, and economic risks, natural disasters, pandemics, and endemics in the countries in which we operate or from which we source production
The majority of our products are manufactured in Central America, the Caribbean, and Asia, as described in the section entitled “Our operations” in this MD&A. We also source finished goods from a limited number of third-party suppliers, primarily in Asia. Some of the countries in which we operate or source from have experienced political, social, and economic instability in the past, and we cannot be certain of their future stability. In addition, most of our facilities and those of our key suppliers are located in geographic regions that are exposed to the risk of, and have experienced in the past, hurricanes, floods, earthquakes, pandemics, and endemics. Any such events in the future could materially adversely affect our financial condition, results of operations, cash flows, or business.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

The following conditions or events could disrupt our supply chain, interrupt operations at our facilities or those of our suppliers and customers, increase our cost of sales and other operating expenses, result in a loss of sales, asset losses, or require additional capital expenditures to be incurred:

•fires, extraordinary weather conditions, or natural disasters, such as hurricanes, tornadoes, floods, extreme heat, droughts, tsunamis, typhoons, and earthquakes;
•pandemics;
•political instability, social and labour unrest, human rights violations, war, or terrorism;
•disruptions in port activities, shipping and freight forwarding services; and
•interruptions in the availability of basic services and infrastructure, including power and water shortages.

Our insurance programs do not cover every potential loss associated with our operations, including potential damage to assets, lost sales and profits, and liability that could result from the aforementioned conditions or events. In addition, our insurance may not fully cover the consequences resulting from a loss event, due to insurance limits, sub-limits, or policy exclusions. Furthermore, we may not always be able to obtain adequate insurance coverage in regions in which we operate that have a higher likelihood of experiencing natural disasters. Any occurrence not fully covered by insurance could have a materially adversely affect our financial condition, results of operations, cash flows or business.

Compliance with laws and regulations in the various countries in which we operate and the potential negative effects of litigation and/or regulatory actions
Our business is subject to a wide variety of laws and regulations across all of the countries in which we do business, which involves the risk of legal and regulatory actions regarding such matters as international trade, sanctions or other trade restrictions, lobbying or similar activities, competition, taxation, corporate and securities legislation, environmental, health and safety, labour and employment practices, human rights including modern slavery legislation, product liability, intellectual property infringement, licensing and permits, data privacy, bankruptcies, and other claims. Some of these compliance risks are further described in this "Risks and uncertainties" section of the MD&A. In the event of non-compliance with such laws and regulations, we may be subject to regulatory actions, claims and/or litigation which could result in fines, penalties, claim settlement costs or damages awarded to plaintiffs, legal defense costs, product recalls and related costs, remediation costs, the detainment of goods by government bodies, incremental operating costs and capital expenditures to improve future/ongoing compliance, and damage to the Company’s reputation. In addition, non-compliance with certain laws and regulations could result in regulatory actions that could temporarily or permanently restrict or limit our ability to conduct operations as planned, potentially resulting in lost sales, closure costs, and asset write-offs. Due to the inherent uncertainties of litigation or regulatory actions in both domestic and foreign jurisdictions, we cannot accurately predict the ultimate outcome of any such proceedings.

Laws and regulations are constantly changing and are often complex, and future compliance cannot be assured. Changes necessary to maintaining compliance with these laws and regulations may increase future compliance costs and could otherwise materially adversely affect our financial condition, results of operations, cash flows or business.

As part of the regulatory and legal environments in which we operate, Gildan is subject to anti-bribery laws that prohibit improper payments directly or indirectly to government officials, authorities, or persons defined in those anti-bribery laws in order to obtain business or other improper advantages in the conduct of business. Failure by our employees, subcontractors, suppliers, agents, and/or partners to comply with anti-bribery laws could impact Gildan in various ways that include, but are not limited to, criminal, civil and administrative legal sanctions, negative publicity, and could have a negative effect on our reputation as well as our business, results of operations, and financial condition.

We rely on certain international trade (including multilateral and bilateral) agreements and preference programs and are subject to evolving international trade regulations
As a multinational corporation, we are affected by import tariffs, including the potential imposition of anti-dumping or countervailing duties or other trade remedies on our raw materials and finished goods, international trade legislation, and bilateral and multilateral trade agreements, trade preference programs, and trade incentives in the countries in which we operate, source, and sell products. To remain globally competitive, we have situated our manufacturing facilities in strategic locations to benefit from various free trade agreements and trade preference programs. Furthermore, management monitors new developments and evaluates risks relating to trade, including the application and eligibility of incentives, anti-dumping and countervailing duties, tariffs, quantitative limitations, and proposed trade remedies or restrictions that could impact our approach to global manufacturing and sourcing, and adjusts accordingly as needed.

GILDAN 2025 REPORT TO SHAREHOLDERS 47

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company relies on a number of preferential trade programs which provide duty-free access to the U.S. market for goods meeting specified rules of origin, including the Dominican Republic - Central America - United States Free Trade Agreement (CAFTA-DR), the Caribbean Basin Trade Partnership Act (CBTPA), and the Haiti Economic Lift Program (HELP) previously referred to as the Haitian Hemispheric Opportunity through Partnership Encouragement Act (HOPE). Collectively, these agreements strengthen U.S. economic relations and expand trade with Central America, the Dominican Republic, and Haiti, where we have substantial manufacturing operations and activities. The Company also relies on preferential trade agreements to access the European Union, Canada, and other markets. Changes to trade agreements, trade preference programs, or trade incentives on which the Company currently relies or the entry into force of trade restrictions or additional tariffs may negatively impact our global competitive position. Additionally, macroeconomic factors such as inflation precipitated by the implementation of new U.S. tariffs or retaliatory tariffs by other countries may erode consumer purchasing power, the impact of which is impossible to predict. This uncertainty, combined with the recent indications by the U.S. government of potential new tariffs or other trade restrictions on imports from various trading partners, could create additional risks for our business. The consequences of these measures, including potential supply chain disruptions, increased costs, and shifts in global trade flows, may further impact our competitive position in key markets. The likelihood that the agreements, preference programs and trade incentives around which we have built our manufacturing supply chain will be modified, repealed, phased-out, or allowed to expire, and the extent of the impact of such changes on our business, also cannot be determined with certainty.

Recently, an increasing U.S. focus on domestic manufacturing has drawn worldwide attention. While a significant proportion of our manufacturing costs originate in the United States, the Company also has significant operations and sourcing outside the United States. There is no assurance that the recent and continuing focus in this area may not attract negative publicity on the Company and its activities, or lead to adverse changes in the international trade agreements and preference programs on which the Company currently relies, the implementation of additional tariffs on imports of our raw materials or finished goods into the United States, or further U.S. tax reform that could increase our effective income tax rate. Furthermore, the imposition of non-tariff barriers by the countries into which we sell our products internationally may also impact our ability to service such markets. Any of these outcomes could negatively impact our ability to compete effectively or otherwise materially adversely affect our financial condition, results of operations, cash flows or business.

Many trade agreements provide for the application of special safeguards in the form of reinstatement of normal duties if increased imports constitute a substantial cause of serious injury, or threat thereof, to a domestic industry. The likelihood that a safeguard or similar trade remedies will be adopted and the extent of its impact on our business cannot be determined with certainty.

Furthermore, the imposition of any new import tariffs in the countries in which we operate or in countries in which our competition operate may negatively or positively impact our global competitive position. For example, United States laws provide for the application of anti-dumping or countervailing duties on imports of products into the United States where determinations are made by the relevant agencies that such imported products are being sold at less than “fair value” in the case of anti-dumping determinations, or have been subsidized by a foreign government, in the case of countervailing duty determinations, and that such imports are causing a material injury to the domestic industry. The mechanism to implement anti-dumping and countervailing duties is available to every World Trade Organization member country.

GILDAN 2025 REPORT TO SHAREHOLDERS 48

MANAGEMENT'S DISCUSSION AND ANALYSIS

In 2025, the United States introduced country-specific “reciprocal” tariffs on dozens of countries, many of which were implemented pursuant to the IEEPA, and subsequently negotiated bilateral trade agreements with certain countries establishing specific rates and exemptions. For example, in January 2026, the United States signed trade agreements with El Salvador and Guatemala, under which certain apparel articles that qualify as originating under the CAFTA-DR rules of origin will not be subject to the 10% reciprocal tariff (or the ordinary duties). In February 2026, the United States announced a trade agreement with Bangladesh that will set the reciprocal tariff on Bangladesh goods at 19% while also establishing a mechanism to allow certain apparel articles to be imported to the United States free of reciprocal tariffs in quantities yet to be agreed. In addition, prior to February 2026, the United States had imposed additional duties under IEEPA on imports from Mexico and Canada that did not meet the rules of origin of the U.S.-Mexico-Canada Agreement (“USMCA”), as well as a default 10% reciprocal tariff on countries not assigned or agreeing to a specific rate, such as Honduras. However, on February 20, 2026, the Supreme Court of the United States invalidated the U.S. Administration’s tariff measures imposed under IEEPA, eliminating the legal basis for continued collection of those duties, including as applied to imports from countries party to the CAFTA-DR. In response, the U.S. Administration indicated that, notwithstanding the Court’s ruling, it intends to pursue alternative statutory mechanisms to impose tariffs, including a temporary 10% ad valorem duty under Section 122 of the Trade Act of 1974 for a period of 150 days beginning February 24, 2026. This duty applies broadly to imports but excludes goods qualifying for duty-free treatment under certain free trade agreements, including CAFTA-DR and USMCA. While recent administrative guidance has provided certain clarity regarding the timing and application of the revised tariff framework, including effective dates and withdrawal treatment for goods entered or admitted into foreign-trade zones, the level and structure of tariffs, and their effects, remain uncertain and difficult to predict. On February 21, 2026, the U.S. Administration publicly stated that it would raise such global tariffs from 10% to 15%, the maximum allowable rate under Section 122 of the Trade Act of 1974, although this higher rate had not yet been formally implemented as of the date hereof. While the U.S. Supreme Court’s decision removes IEEPA as a legal basis for tariff collection going forward, other tariff programs and authorities remain in effect and continue to present potential cost and supply‑chain impacts for the Company. See section 3.4 “Recent Events” for further details.

Additionally, the USMCA is undergoing a review by the United States, Canada and Mexico, as the parties must determine in July 2026 whether to extend the agreement, revise it, or allow it to expire in 2036, with each party having the right to withdraw from the pact with six months’ notice. The impact of the imposition of such duties or any other measure, or changes to existing tariffs and measures, and trade agreements, cannot be determined with certainty.

The United States withdrew from the Trans-Pacific Partnership Agreement (TPP) in 2017, but the other negotiating countries went on to conclude the Comprehensive Progressive Trans-Pacific Partnership (CPTPP) in 2018. Thus far, Australia, Brunei, Canada, Chile, Japan, Malaysia, Mexico, New Zealand, Peru, Singapore, the United Kingdom (UK), and Vietnam have ratified and implemented CPTPP. CPTPP may negatively affect our competitive position in some of the countries in which we sell our products which, in turn, could materially adversely affect the Company's financial condition, results of operations, cash flows or business.

The European Union has an Association Agreement with Central America, including Honduras and Nicaragua, where we have production operations. The European Union also has preferential trade arrangements with other countries. Further, the European Union maintains a Generalized System of Preferences (GSP) and the Everything But Arms programs (EBA). These programs allow free or reduced duty entry into the European Union of qualifying articles, including apparel, from developing countries and least developed countries where we have manufacturing operations, including Haiti and Bangladesh. The European Union also affords preference to qualifying apparel from notable production venues including Vietnam, Myanmar and Pakistan, which could negatively impact our competitive position in the European Union. Since the UK left the European Union, it has established its own preferential trading arrangements with the Central American and CARIFOROM trade partners and its own Generalized System of Preferences program. Any changes to any of these agreements could have a negative impact on our operations.

China extends duty-free and quota-free trade benefits to apparel under the Asia-Pacific Trade Agreement and under a special preferential tariff program for least developed countries, including to chief-weight cotton apparel from Bangladesh. Changes to the agreement or preference program could have a negative impact on our operations. In 2021, the United Nations General Assembly passed a resolution to “graduate” Bangladesh from the least developed country category to the developing country category. Although, the resolution established a five-year grace period, and while countries are expected to afford Bangladesh a transition period post-graduation, this change in Bangladesh’s status could lead to a reduction, termination, or phase-out of trade preferences or trade incentives for Bangladesh’s exports to Canada, the European Union, the UK, Japan, the United States, Australia, and other countries, which may negatively affect our competitive position in some of the countries in which we sell our products.

GILDAN 2025 REPORT TO SHAREHOLDERS 49

MANAGEMENT'S DISCUSSION AND ANALYSIS

Many Chinese imports into the United States are subject to additional trade remedy duties under section 301 of the Trade Act of 1974. The items on Lists 3 and, 4A, under this action include textiles and apparel. Currently, goods on List 3 are subject to 25 percent additional duty, and goods on List 4A, are subject to 7.5 percent additional duty. Imposition by the United States of any further duties on Chinese goods under these authorities, could negatively impact our operations. The implementation of new Section 201 or 301 remedies could negatively impact our operations by introducing the possibility of additional duties or trade restrictions, which could exacerbate supply chain disruptions and increase costs. These investigations also create an environment of uncertainty, making it challenging to plan long-term investments or maintain stable supplier relationships. Moreover, the implementation of Section 201 and 301 investigations carries the risk of escalating trade tensions, which can lead to retaliatory measures from affected trading partners. Such actions could disrupt access to key export markets, reduce global competitiveness, and strain cross-border supply chains. Any implementation of new Section 201 or 301 measures could have a negative impact on our operations.

The United States has determined that the mass detention and treatment of Uyghurs and other ethnic minorities in the Xinjiang Uyghur Autonomous Region (XUAR) of China constitutes forced labour. The Uyghur Forced Labor Prevention Act (UFLPA), which took effect on June 21, 2022, establishes a presumption that any goods produced or manufactured in whole or in part in XUAR were made with forced labour and are inadmissible into the United States unless importers present clear and convincing evidence that the goods were not made with forced labour. The United States has identified cotton products as a high enforcement priority. U.S. Customs and Border Protection (“CBP”) can detain or, exclude shipments under the UFLPA. While we do not source product from the XUAR and have taken increased actions to ensure our entire supply chain is free of any form of modern slavery, including forced labour, there is nonetheless a risk, given the presence of XUAR origin cotton in global supply chains, that our business could be affected by these restrictions.

The U.S. Generalized System of Preferences program expired on December 31, 2020. Although the expired program did not include duty-free preference for textile and apparel products, any renewal of the program incorporating duty-free access of textiles and apparel into the U.S. for beneficiary countries could adversely impact our competitiveness in the United States.

The Regional Comprehensive Economic Partnership (RCEP) is a free trade agreement among Australia, Brunei, Cambodia, China, Indonesia, Japan, Laos, Malaysia, Myanmar, New Zealand, the Philippines, Singapore, South Korea, Thailand, and Vietnam. The agreement is currently in force among all signatories except Myanmar. Once ratified by all signatories, RCEP will be the world’s largest free trade agreement based on member’s gross domestic product. As the RCEP is implemented and utilized, it may negatively affect our competitive position in some of the countries in which we sell our products. Japan's Generalized System of Preferences scheme currently allows duty-free entry of qualifying goods from Bangladesh. Any change to Japan’s GSP preference program could negatively impact our operations.

Overall, changes to trade agreements or trade preference programs that we leverage in our key country markets, or new agreements that liberalize access for our competitors, could negatively impact our competitiveness in those markets. The likelihood of such changes, or of modification, suspension, or termination of the agreements and preference programs around which we have built our manufacturing supply chain, and the extent of the impact on our business, cannot be determined with certainty.

In addition, the Company could be subject to customs audits as well as valuation and origin verifications in the various countries in which it operates. Although we believe that our customs compliance programs are effective at ensuring the eligibility of all goods manufactured for the preferential treatment claimed upon importation, and that we are in compliance with other applicable customs requirements, we cannot predict the outcome of any governmental audit or inquiry.

The Company operates three U.S. foreign trade zones (FTZs) at its distribution warehouses in North and South Carolina, and another one in Florida. While FTZs enhance efficiencies in the customs entry process and allow for the non-application of duty on certain goods distributed internationally, FTZs are highly regulated operations. The Company believes it has adequate systems and controls in place to manage the regulatory requirements associated with its FTZs, but we cannot predict the outcome of any governmental audit or examination of our FTZs.

GILDAN 2025 REPORT TO SHAREHOLDERS 50

MANAGEMENT'S DISCUSSION AND ANALYSIS

Over the past two decades, governmental bodies have responded to the increased threat of terrorist activity by requiring greater levels of inspection of imported goods and imposing security requirements on importers, carriers, and others in the global supply chain. These added requirements may cause delays and increase costs in bringing imported goods to market. We believe we have effectively addressed these requirements to maximize velocity in our supply chain, but changes in security requirements or tightening of security procedures, for example, in the aftermath of a terrorist incident, could cause delays in our goods reaching the markets in which we distribute our products.

Textile and apparel articles are generally not subject to specific export restrictions or licensing requirements in the countries where we manufacture and distribute goods. However, unilateral and multilateral sanctions and trade disincentives on certain countries and persons are unpredictable. Moreover, they continue to evolve in response to economic and political events and could significantly impact our supply chain, capital investments, and our ability to service our customers. The impact of the imposition of sanctions and trade disincentives on products we import into the United States or other markets cannot be determined or predicted with certainty.

Factors or circumstances that could increase our effective income tax rate
The Company has a complex multinational tax structure and is subject to various tax laws and regulations in the jurisdictions in which it operates, including the global minimum tax regime developed by the Organisation for Economic Co‑operation and Development (OECD), commonly referred to as Pillar Two, which became effective for the Company in 2024. As a result, the Company’s effective income tax rate is influenced by, among other factors, the jurisdictional mix of profits and losses and changes in tax laws and regulations.

The Company’s income tax filing positions and income tax provisions are based on interpretations of applicable tax laws in the jurisdictions in which it operates, including income tax treaties between various countries in which the Company operates as well as underlying rules and regulations with respect to transfer pricing on intercompany transactions. These interpretations involve judgments and estimates and may be challenged through government taxation audits that the Company is regularly subject to. Although the Company believes its tax filing positions are sustainable, we cannot predict with certainty the outcome of any audit undertaken by taxation authorities in any jurisdictions in which we operate, and the final result may vary compared to the estimates and assumptions used by management in determining the Company’s consolidated income tax provision and in valuing its income tax assets and liabilities. Depending on the ultimate outcome of any such audit, there may be a negative impact on the Company’s financial condition, results of operations, and cash flows. In addition, if the Company were to receive a tax reassessment by a taxation authority prior to the ultimate resolution of an audit, the Company could be required to submit an advance deposit on the amount reassessed.

The Company's overall effective income tax rate may also be adversely affected by the following: changes to current domestic laws in the countries in which the Company operates; changes to or terminations of the income tax treaties the Company currently relies on; an increase in income and withholding tax rates; changes to free trade and export processing zone rules in certain countries where the Company is currently not subject to income tax; changes in domestic laws and income tax treaties that may result from the OECD initiatives against base erosion and profit shifting (BEPS), including changes to guidance regarding the interpretation and application of domestic laws, free trade and export processing zones, and income tax treaties; increases in the proportion of the Company's overall profits being earned in higher tax rate jurisdictions due to changes in the locations of the Company's operations or business model; or other factors.

We have unrecognized deferred income tax liabilities for the undistributed profits of our subsidiaries, for which we currently have no intention to repatriate these profits. If our expectations or intentions change in the future, we could be required to recognize a charge to earnings for the tax liability relating to the undistributed profits of our subsidiaries, which would also result in a corresponding cash outflow in the years in which the earnings would be repatriated. As at December 28, 2025, the estimated income tax liability that would result in the event of a full repatriation of these undistributed profits is approximately $206 million.

Provisions for uncertain tax positions are measured at the best estimate of the amounts expected to be paid upon ultimate resolution. The Company’s overall effective income tax rate is impacted by its assessment of uncertain tax positions and whether additional taxes and interest may be due. The Company’s assessment of uncertain tax positions may be negatively affected as a result of new information, a change in management’s assessment of the technical merits of its positions, changes to tax laws, administrative guidance, and the conclusion of tax audits.

GILDAN 2025 REPORT TO SHAREHOLDERS 51

MANAGEMENT'S DISCUSSION AND ANALYSIS

Compliance with environmental and health and safety regulations
We are subject to various federal, state, and local environmental, social and occupational health and safety laws and regulations in the jurisdictions in which we operate, concerning, among other things, environmental licenses, wastewater discharges, air emissions, storm water flows, waste disposal, and fire permits. Our manufacturing plants generate some quantities of waste, which are recycled, repurposed, or disposed of by licensed waste management companies. Although we believe that we are currently in compliance in all material respects with the regulatory requirements of those jurisdictions in which our facilities are located, the extent of our liability, if any, for failures to comply with laws, regulations, and permits applicable to our operations cannot be reasonably determined.

In line with our commitment to the environment, as well as to the health and safety of our employees, we incur capital and other expenditures each year that are aimed at achieving compliance with current environmental standards. There can be no assurance that future changes in federal, state, local, or other regulations, interpretations of existing regulations or the discovery of currently unknown problems or conditions will not require substantial additional environmental remediation expenditures, fines/penalties, or result in a disruption to our supply chain, any of which could materially adversely affect our financial condition, results of operations, cash flows or business.

Global climate change could have an adverse impact on our business
In recent years we have seen certain effects related to climate change largely driven by extreme weather events (e.g., hurricanes, flooding, fires, severe storms, cyclones, water scarcity etc.), which may have financial implications for the business. Our operations in Central America, South America, the Caribbean, the United States, and Asia have been subjected to an increase in severe weather events. For example, in November 2020, our Central American operations were impacted by back-to-back hurricanes, necessitating a temporary shutdown of these facilities. While the Company is making additional investments to improve the resiliency of its manufacturing facilities to extreme weather events, nonetheless, such future events could slow and/or halt production due to physical damage to our assets; result in increased employee absenteeism and reduced worker productivity in order to address incremental safety measures during extreme weather conditions; and/or result in supply chain disruptions limiting transportation of supplies or delivery of goods. Additionally, longer-term, chronic shifts in weather patterns may result in rising sea levels, or declining freshwater availability and quality, extreme heat as well as increased duration, intensity and frequency of weather events, all of which could restrict the capacity and cost effectiveness of our operations and impact the cost and availability of key raw materials such as cotton.

Climate-related transition risks that we could be exposed to and adversely affected by include (but are not limited to) the following: the impact of changes in government policies, laws and regulations; changes in market conditions; consumer preferences and attitudes affecting their spending behavior; increased reputational risk for failing to meet evolving stakeholder and consumer expectations; and impacts related to adopting new technologies. In some of the regions in which we operate, government policies are evolving to support the transitioning to a low carbon economy by implementing climate and sustainability-related legislation and regulations, including carbon pricing proposals, mandates for emission reductions and supply chain mapping disclosures.

The emergence of greenwashing and social washing legislation presents significant risks for companies across multiple fronts, including Gildan, given its global sales presence. The Company faces heightened litigation and reputational risks globally, with stakeholders such as suppliers, investors, and business partners scrutinizing its sustainability and social practices as well as disclosures and claims, potentially impacting brand value and relationships. Additionally, the lack of consistent legal requirements across jurisdictions and rapidly evolving regulatory landscapes worldwide represents an additional challenge for Gildan. Legal consequences, supply chain disruptions, and competitive disadvantages underscore the importance of prioritizing due diligence over Company and product-level claims and disclosures.

GILDAN 2025 REPORT TO SHAREHOLDERS 52

MANAGEMENT'S DISCUSSION AND ANALYSIS

Scope 1, 2 and 3 emissions reduction targets:
Gildan has established a sustainability strategy which in part is aimed at meeting stakeholder expectations and mitigating the various climate change risks. This strategy includes setting and pursuing targets as further described in section 4.0 of this MD&A entitled “Strategy". Our ability to lower GHG emissions on both an absolute basis and in respect of our 2030 reduction targets is subject to numerous risks and uncertainties, including our ability to identify, develop and implement new technologies and processes at a reasonable long-term cost that aligns with our low-cost production model; securing key management expertise specific to required technologies; and our ability to continue to finance these investments over the long-term. Additionally, there can be no assurance that we will achieve our targets on a timely basis or at all, or satisfy evolving government legislation. Also, our actions taken to implement these objectives may expose us to certain additional heightened financial and operational risks, including potentially limiting capacity expansion plans, business acquisition opportunities and other growth initiatives. Additionally, costs related to implementing our sustainability strategy as it relates to climate change and environmental initiatives may be higher than anticipated, and we may not be able to pass on higher costs to our customers. The rate of progress towards our targets could also expose us to reputational and litigation risks

Increasingly, investors and other stakeholders are monitoring and assessing companies on climate-related performance. Failure to achieve our GHG targets, or a perception among investors that our targets lack ambition and/or are deemed to be insufficient, could adversely affect the Company’s reputation and ability to attract capital. The Company’s ability to access capital may also be negatively affected in the event that financial institutions, investors, rating agencies and/or lenders adopt more restrictive decarbonization policies that the Company may not meet.

Overall, the physical and transitional risks relating to the effects of climate change on our business both in the short and long term are complex and highly uncertain. There can be no assurance that we will be successful in mitigating these risks, and if we are not successful in this regard, such outcome could heighten other business risks described in this MD&A and have an adverse effect on our future sales, competitive position and market share, financial position, profitability, cost structure, capital expenditure requirements, capacity, growth plans, distribution network, supply chain, sources of financing, reputation, and our ability to achieve our strategic financial and ESG objectives.

Compliance with product safety regulations
We are subject to consumer product safety laws and regulations that could affect our business. In the United States, we are subject to the Consumer Product Safety Act, the Federal Hazardous Substances Act, the Flammable Fabrics Act, the Toxic Substances Control Act, and associated rules and regulations. These statutes and regulations include requirements for testing and certification for flammability of wearing apparel, for lead content and lead in surface coatings in children’s products, and for phthalate content in childcare articles, including plasticized components of children’s sleepwear. We are also subject to similar laws and regulations, and to additional warning and reporting requirements, in specific U.S. states in which we sell our products.

In Canada, we are subject to similar laws and regulations, including the Hazardous Products Act and the Canada Consumer Product Safety Act. In the European Union, we are also subject to the General Product Safety Regulation and the Registration, Evaluation, Authorization and Restriction of Chemicals (REACH), which places responsibility on all manufacturers to identify and manage the risks that chemical substances may pose to human health and to the environment. We are also subject to similar laws and regulations in the other jurisdictions in which we sell our products.

Compliance with existing and future product safety laws and regulations and enforcement policies may require that we incur costs, which may be significant. Non-compliance with applicable product safety laws and regulations may result in substantial fines and penalties, costs related to the recall, replacement and disposal of non-compliant products, as well as negative publicity which could harm our reputation and result in a loss of sales. Our customers may also require us to meet existing and additional consumer safety requirements. Although we believe that we comply in all material respects with applicable product safety laws and regulations in the jurisdictions in which we operate, the extent of our liability and risk of business interruption, if any, due to failures to comply with laws, regulations, and permits applicable to our operations cannot be reasonably determined.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

We may be negatively impacted by changes in our relationship with our employees or changes to domestic and foreign employment regulations
We employ approximately 80,000 employees worldwide. As a result, changes in domestic and foreign laws governing our relationships with our employees, including wage and human resources laws and regulations, fair labour standards, overtime pay, unemployment tax rates, workers’ compensation rates, and payroll taxes, would likely have a direct impact on our operating costs. The majority of our employees are employed outside Canada and the United States. A significant increase in wage rates or the cost of benefit programs in the countries in which we operate could have a negative impact on our operating costs which, in turn, could materially adversely affect our financial condition, results of operations, cash flows or business.

The Company has historically been able to operate in a productive manner in all of its manufacturing facilities without experiencing significant labour disruptions, such as strikes or work stoppages. Many of our employees are members of labour organizations, and the Company is party to a number of collective bargaining agreements, primarily relating to its manufacturing operations in Central America and Asia. Several collective agreements to which the Company is a party are due to expire at various times in the future. An inability to renew these collective agreements on mutually agreeable terms, as they become subject to renegotiation from time to time, could result in work stoppages or other labour disturbances such as strikes, walkouts or lock-outs, and/or increased costs of labour, which could adversely affect our ability to deliver products and services in a timely manner and on budget and could adversely affect our financial condition and results. If labour relations were to change or deteriorate at any of our facilities or any of our third-party contractors’ facilities, this could negatively affect the productivity and cost structure of the Company’s manufacturing operations, and our ability to effectively service customers which may result in lost sales.

We may experience negative publicity as a result of actual, alleged, or perceived violations of labour laws or international labour standards, unethical labour, and other business practices
We are committed to ensuring that all of our operations and contractor operations comply with our internal Code of Conduct, applicable local and international laws, other applicable standards, and the codes and principles to which we subscribe, including those of the Fair Labor Association (FLA) and the Worldwide Responsible Accredited Production (WRAP). While the majority of our manufacturing operations are conducted through Company-owned facilities, we also utilize third-party contractors, which we do not control, to complement our vertically integrated production. If one of our own manufacturing operations or one of our third-party contractors or sub-contractors violates or is accused of violating local or international labour laws or other applicable regulations, or engages in labour or other business practices that would be viewed, in any market in which our products are sold, as unethical, we could experience negative publicity which could harm our reputation or the social acceptability of our products, which could impact our ability to retain existing customers or attract new ones and result in a loss of sales, which, in turn, could have a material adverse effect on our financial condition, results of operations, business or cash flows.

Our ability to protect our intellectual property rights
Our trademarks are important to our marketing efforts and have substantial value. We aggressively protect these trademarks from infringement and dilution through appropriate measures including court actions and administrative proceedings; however, the actions we have taken and expect to continue to take to establish and protect our trademarks and other intellectual property may not be adequate. We cannot be certain that others will not imitate our products or infringe our intellectual property rights. Infringement or counterfeiting of our products could diminish the value of our brands or otherwise negatively affect our business. In addition, unilateral actions in the United States or other countries, such as changes to or the repeal of laws recognizing trademark or other intellectual property rights, could have an impact on our ability to enforce those rights.

From time to time, we are involved in opposition and cancellation proceedings with respect to our intellectual property, which could affect its validity, enforceability, and use. The value of our intellectual property could diminish if others assert rights in, or ownership of, or oppose our applications to register our trademarks and other intellectual property rights. In some cases, there may be trademark owners who have or claim prior rights to our trademarks or to similar trademarks, which could harm our ability to sell products under or register such trademarks. In addition, we have registered trademarks in certain foreign jurisdictions and the laws of foreign countries may not protect our intellectual property rights to the same extent as do the laws of the United States or Canada. We do not own trademark rights to all of our brands in all jurisdictions, which may limit the future sales growth of certain branded products in such jurisdictions. Furthermore, actions we have taken to protect our intellectual property rights may not be adequate to prevent others from seeking to invalidate our trademarks or block sales of our products as a violation of the trademarks and intellectual property rights of others.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

In some cases, litigation may be necessary to protect our trademarks and other intellectual property rights, to enforce our rights or defend against claims by third parties alleging that we infringe, dilute, misappropriate, or otherwise violate third-party trademark or other intellectual property rights. Any litigation or claims brought by or against us, whether with or without merit, and whether successful or not, could result in substantial costs and diversion of our resources, which could have a negative effect on our business, financial condition, results of operation and cash flows. Any intellectual property litigation claims against us could result in the loss or compromise of our intellectual property rights, could subject us to significant liabilities, require us to seek licenses on unfavorable terms, if available at all, and/or require us to rebrand our products and services, any of which could materially adversely affect our business, results of operations, financial condition, and cash flows.

Our ability to protect the strength and reputation of our brands
Many of our brands have worldwide recognition, and our financial success is directly dependent on the success of our brands. The success of a brand can suffer if our marketing plans or product initiatives do not have the desired impact on a brand’s image or its ability to attract consumers. Our results could also be negatively impacted if one of our brands suffers substantial harm to its reputation due to a significant product recall, product-related litigation or the sale of counterfeit products. Brand value could also diminish significantly due to a number of other factors, including changing consumer attitudes regarding social issues and consumer perception that we have acted in an irresponsible manner. The growing use of social and digital media by consumers increases the speed and extent that information and opinions can be shared. Negative or inaccurate postings or comments on social media or networking websites about our Company, its practices or one of its brands could generate adverse publicity that could damage the reputation of our brands.

We also license some of our important trademarks to third parties. Although we make concerted efforts to protect our brands through quality control mechanisms and contractual obligations imposed on our licensees, there is a risk that some licensees may not be in full compliance with those mechanisms and obligations. If the reputation of one or more of our brands is significantly eroded as a result, our financial condition, results of operations, cash flows or business could be materially adversely affected.

We rely significantly on our information systems for our business operations
We place significant reliance on our information systems. Our information systems consist of a full range of supply chain and financial systems. The systems include applications related to product development, planning, manufacturing, distribution, sales, human resources, analytics, and financial reporting. We depend on our information systems to operate our business and make key decisions. These activities include forecasting demand, purchasing raw materials and supplies, designing products, scheduling and managing production, selling to our customers, responding to customer, supplier and other inquiries, managing inventories, shipping goods on a timely basis, managing our employees, and summarizing results. There can be no assurance that we will not experience operational problems with our information systems as a result of system failures, viruses, information security incidents, cyber security incidents, disasters or other causes, or in connection with upgrades to our systems or implementation of new systems. In addition, there can be no assurance that we will be able to timely modify or adapt our systems to meet evolving requirements of our business. Any material disruption or slowdown of our systems could cause operational delays and other impacts that could materially adversely affect our financial condition, results of operations, cash flows or business.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

We may be negatively impacted by data security breaches or data privacy violations
Our business involves the regular collection, use and sharing of sensitive and confidential information regarding employees, customers, business partners, vendors, and other third parties. These activities are highly regulated, and privacy and information security laws are complex and constantly changing. Non-compliance with these laws and regulations can lead to legal liability and reputational risk. Furthermore, an information technology system failure or non-availability, cyber security incident, or breach of systems could disrupt our operations, cause the loss of, corruption of, or unauthorized access to business information and data, compromise confidential information, or expose us to regulatory investigation, litigation, fines, contractual penalties and financial losses. Divergent technology systems inherited through business acquisitions increase complexity and potential exposure. We use a risk-based approach to mitigating information security risk and data privacy risk. We continue to invest in and improve our data privacy practices, data security threat protection, detection and mitigation policies, procedures and controls, and awareness campaigns to enhance data protection. We seek to detect and investigate all incidents and to prevent their occurrence or recurrence. Senior leadership provides updates to the Corporate Governance and Social Responsibility Committee of any major data security or privacy issues on a quarterly basis, provides quarterly information security reports to the Audit and Finance Committee, provides strategic updates to the Board of Directors on an annual basis, and has a process in place to communicate time sensitive issues to the Board on an as-needed basis. We are unaware of any material data security or privacy issues over the past three years, and expenses incurred from data security breaches and privacy violations have been negligible over this period. However, given the highly evolving nature and sophistication of security threats, data privacy laws, and our dependence upon third party data sharing, the impact of any future incident cannot be easily predicted or mitigated, and the costs related to such incidents may not be fully insured or indemnified by other means.

Rapid developments in artificial intelligence (AI) could adversely impact our business
AI capabilities are continuing to develop rapidly and are becoming more generally available, increasing the risk that AI could become disruptive to our business. Failure to keep pace with the advancement of new technologies such as AI could impact our competitive advantage and negatively affect our business, financial condition, and results of operations.

Implementation and reliance on new technologies, including machine learning and generative AI, within the Company and through third-party providers, increase the risk that flaws in algorithms, processes, or data may result in inaccurate decisions and potentially increase the cost of operational or cybersecurity related interruptions. Leveraging these new and rapidly evolving technologies may also increase other risks such as risks relating to indirect infringement on intellectual property or privacy and could carry social or ethical implications including unintended bias that could increase reputational risk and potentially result in regulatory fines or penalties. Future legislative action limiting or otherwise regulating the use of these technologies could also adversely impact our ability to operate using them, which, in turn, could negatively affect our business, financial condition and results of operations.

There is also a risk that AI could be used to infringe upon our intellectual property, impersonate our people, falsely represent our products, or be used in other ways that could result in operational or reputational harm.

We depend on key management and our ability to attract and/or retain key personnel
Our success depends upon the continued contributions of our key management, some of whom have unique talents and experience and would be difficult to replace in the short term. The loss or interruption of the services of a key executive could have a negative effect on our business during the transitional period that would be required to restructure the organization or for a successor to assume the responsibilities of the key management position. Our future success will also depend on our ability to attract, hire and retain key managers, including manufacturing, sales and other personnel. Experienced and highly skilled employees are in high demand and competition for these employees can be intense, and our ability to attract, hire and retain them depends on our ability to provide competitive compensation. We may not be able to attract, hire or retain these employees, which could materially adversely affect our financial condition, results of operations, cash flows or business.

See section 3.4 “Recent Events” for a discussion on the tariffs imposed by the U.S. administration and related risks and uncertainties.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

16.0 Definition and reconciliation of non-GAAP financial measures and related ratios
We use non-GAAP financial measures, as well as non-GAAP ratios to assess our operating and financial performance, financial condition and leverage, and liquidity. The terms and definitions of the non-GAAP financial measures used in this MD&A and a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure are provided below. The non-GAAP financial measures are presented on a consistent basis for all periods presented in this MD&A. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Non-GAAP financial measures and related ratios
In this MD&A we use the following non-GAAP financial measures (on a continuing operations basis): adjusted net earnings, adjusted earnings before income taxes, adjusted income tax expense, adjusted gross profit, adjusted SG&A expenses, adjusted operating income, adjusted EBITDA. We also use the following non-GAAP ratios (on a continuing operations basis): adjusted diluted EPS, adjusted effective income tax rate, adjusted gross margin, adjusted SG&A expenses as a percentage of net sales, adjusted operating margin and adjusted RONA. These financial metrics are used to measure our performance and financial condition from one period to the next, which excludes the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating and financial performance, and because we believe such measures provide meaningful information on the Company’s operating and financial performance and financial condition. Excluding these items does not imply they are non-recurring. Free cash flow is a non-GAAP financial measure that is presented including both continuing and discontinued operations, as this best represents the measure of the Company's ability to pay off incurred debt to manage its capital structure. We also use non-GAAP financial measures which include both total debt and net debt (including assets and liabilities held for sale), net debt leverage ratio (including assets and liabilities held for sale and both continuing and discontinued operations), as well as working capital excluding assets and liabilities held for sale.

Certain adjustments to non-GAAP measures
As noted above certain of our non-GAAP financial measures and ratios exclude the variation caused by certain adjustments that affect the comparability of the Company's operating and financial results and could potentially distort the analysis of trends in its business performance. Starting this quarter, the non-GAAP financial measures referred to in this MD&A are presented for continuing operations (unless otherwise noted) and therefore exclude the results from discontinued operations. Discontinued operations include the results from the HAA operations, which have been classified as held for sale and reported as discontinued operations as of December 1, 2025, the date of closing of the Hanes acquisition. The change has no impact on the comparative periods and financial measures previously reported by the Company since the acquisition of HanesBrands was completed in the fourth quarter of 2025 and results from the HanesBrands operations (including HAA) were therefore not included in the Company's results in respect of prior financial years or interim periods. Adjustments which impact more than one non-GAAP financial measure and ratio are explained below:

Restructuring and acquisition-related costs (recoveries)
Restructuring and acquisition-related costs (recoveries) are comprised of costs directly related to significant exit activities, including the closure of business locations and sale of business locations or the relocation of business activities, significant changes in management structure, as well as transaction, exit, and integration costs incurred pursuant to business acquisitions. Restructuring and acquisition-related costs are included as an adjustment in arriving at adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted earnings before income taxes, adjusted diluted EPS, and adjusted EBITDA. Restructuring and acquisition-related costs were $120.6 million for the fiscal year ended December 28, 2025 (2024 - $5.3 million (recoveries), 2023 - $45.8 million). Subsection 5.6.5 entitled “Restructuring and acquisition-related costs” in this MD&A contains a detailed discussion of these costs.

Inventory fair value step-up cost recorded as part of the Hanes business acquisition (new adjustment in 2025)
In accordance with IFRS 3 Business Combinations, acquired inventory must be recognized and measured at its acquisition-date fair value. This fair value measurement for work in progress and finished goods inventory (based on estimated selling prices in the ordinary course of business, minus the sum of the costs completion of production of the inventory, selling and a reasonable profit margin for the completion and selling effort) resulted in an increase to Hanes’ historical carrying amount of inventory recognized in the purchase price allocation. Such amount, is subsequently recognized as an increase to cost of goods sold in the months following the acquisition as goods resulting from such inventory are sold ($35.4 million in fiscal 2025). The inventory is expected to turn over within approximately eight months. As a result, this adjustment is not expected to recur beyond one year. The impact of this step-up cost was included as an adjustment in arriving at adjusted gross profit, adjusted gross margin, adjusted operating income, adjusted operating margin, adjusted earnings before income taxes, adjusted income tax expense, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

Bridge facility commitment fees, net interest expense incurred on bond issuance prior to Hanes transaction close, and gain on debt redemption net of debt breakage fee (new adjustments in 2025)
During fiscal 2025, the Company incurred financing related fees of $8.7 million (net) in connection with the issuance of new debt and the redemption of Hanes' debt, including bridge facility commitment fees of $9.3 million, net interest expense incurred on bond issuance prior to Hanes transaction close of $2.9 million, and a gain on debt redemption net of debt breakage fee of $3.5 million. The preceding items are included as adjustments in arriving at adjusted earnings before income taxes, adjusted income tax expense, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA.

Foreign tax credit benefit (new adjustment in 2025)
During fiscal 2025, the Company incurred a tax recovery of $9.5 million in connection with a foreign tax credit benefit which Hanes became eligible for in the post-acquisition period. Hanes is able to utilize foreign tax credits that are born on the last day of the taxable year, and as a result the full-year foreign tax credit benefit was recognized in the one-month period post acquisition. The foreign tax credit benefit is included as an adjustment in arriving at adjusted income tax expense, adjusted net earnings, and adjusted diluted EPS.

Impairment (Impairment reversal) of intangible assets, net of write-downs
During the fourth quarter of fiscal 2023 we reported an impairment reversal of $41 million relating to the Hosiery CGU. There was no impairment or reversal of impairment identified during fiscal 2024 and fiscal 2025. Impairment charges and impairment reversals are included as adjustments in arriving at adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA.

Net insurance losses (gains)
There were no net insurance gains in fiscal 2024 and fiscal 2025. Net insurance gains of $77 million in fiscal 2023 related to the two hurricanes which impacted the Company’s operations in Central America in November 2020. Net insurance gains relate to the recognition of insurance recoveries for business interruption losses and insurance recoveries for damaged equipment. Insurance gains relating to recoveries for business interruption losses of $74 million for fiscal 2023 were recorded in insurance gains, and included as an adjustment in arriving at adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA. Net insurance gains relating mainly to recoveries for damaged equipment, salary and benefits for idle employees of $3 million for fiscal 2023 were recorded in cost of sales and included as an adjustment in arriving at adjusted gross profit and adjusted gross margin, adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA.

Gain on sale and leaseback
During the first quarter of 2023, the Company recognized a gain of $25 million ($15.5 million after reflecting $9.5 million of income tax expense) on the sale and leaseback of one of our distribution centres located in the U.S. The impact of this gain was included as an adjustment in arriving at adjusted operating income, adjusted operating margin, adjusted earnings before income taxes, adjusted income tax expense, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

Costs relating to proxy contest and leadership changes and related matters
On December 11, 2023, the Company’s then Board of Directors (the “Previous Board”) announced the termination of the Company’s President and Chief Executive Officer, Glenn Chamandy. On such date, the Previous Board appointed Vince Tyra as President and Chief Executive Officer, and Mr. Tyra took office in the first quarter of fiscal 2024, effective on January 15, 2024. Following the termination of Mr. Chamandy, shareholder Browning West and others initiated a campaign and proxy contest against the Previous Board, proposing a new slate of Directors and requesting the reinstatement of Mr. Chamandy as President and Chief Executive Officer. In the second quarter of 2024, on April 28, 2024, in advance of the May 28, 2024, Annual General Meeting of Shareholders (“Annual Meeting”), the Previous Board announced a refreshed Board of Directors (“Refreshed Board”) that resulted in the immediate replacement of five Directors, with two additional Directors staying on temporarily but not standing for re-election at the Annual Meeting. On May 23, 2024, five days prior to the Annual Meeting, the Refreshed Board and Mr. Tyra resigned, along with Arun Bajaj, the Company’s Executive Vice-President, Chief Human Resources Officer (CHRO) and Legal Affairs. The Refreshed Board appointed Browning West's nominees to the Board of Directors (the “New Board”), effective as of that date. On May 24, 2024, the New Board reinstated Mr. Chamandy as President and Chief Executive Officer. On May 28, 2024, the New Board was elected by shareholders at the Annual Meeting. The Company incurred significant expenses primarily at the direction of the Previous Board and the Refreshed Board, including: (i) legal, communication, proxy advisory, financial and other advisory fees relating to the proxy contest and related matters and the termination and subsequent reinstatement of Mr. Chamandy; (ii) legal, financial and other advisory fees with respect to a review process initiated by the Previous Board following receipt of a confidential non-binding expression of interest to acquire the Company; (iii) special senior management retention awards; (iv) severance and termination benefits relating to outgoing executives; and (v) incremental director meeting fees and insurance premiums. In addition, subsequent to the Annual Meeting, the Corporate Governance and Social Responsibility Committee (the "CGSRC") recommended to the New Board, and the New Board approved, back-pay compensation for Mr. Chamandy (who did not receive any severance payment following his termination on December 11, 2023), relating to his reinstatement, including the reinstatement of share-based awards that were canceled by the Previous Board. In light of the strong shareholder support received for its successful campaign and the fact that the Refreshed Board resigned in advance of the Annual Meeting, the CGSRC also recommended to the New Board, and the New Board approved, the reimbursement of Browning West’s legal and other advisory expenses relating to the proxy contest, in the amount of $9.4 million in the second quarter of 2024.

The total costs relating to these non-recurring events (“Costs relating to proxy contest and leadership changes and related matters”) amounted to $2.8 million (2024 - $82.7 million, 2023 - $6.3 million), for the year ended December 28, 2025, as itemized in the table below with corresponding footnotes. Such costs are included in selling, general and administrative expenses. The impact of the below charges are included as adjustments in arriving at adjusted SG&A expenses, adjusted SG&A expenses as a percentage of net sales, adjusted operating income, adjusted operating margin, adjusted earnings before income taxes, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA.

	Three months ended		Twelve months ended
(in $ millions)	December 28, 2025	December 29, 2024	December 28, 2025	December 29, 2024	December 31, 2023

Advisory fees on shareholder matters(1)	0.7	0.9	2.8	36.7	1.8
Severance and other termination benefits(2)	—	—	—	21.6	—
Compensation expenses relating to Glenn Chamandy’s termination and subsequent reinstatement as President and Chief Executive Officer(3)	—	—	—	8.9	4.5
Incremental (recoveries) costs relating to the Previous Board and Refreshed Board(4)	—	(0.1)	0.1	8.7	—
Costs relating to assessing external interests in acquiring the Company(5)	—	—	—	3.0	—
Special retention awards, net of jobs credit(6)	(0.1)	(0.4)	(0.1)	3.8	—
Costs relating to proxy contest and leadership changes and related matters	0.6	0.4	2.8	82.7	6.3

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MANAGEMENT'S DISCUSSION AND ANALYSIS

(1) Relates to advisory, legal and other expenses for the proxy contest and shareholder matters. Charges incurred during fiscal 2025 of $2.8 million (2024 - $36.7 million, 2023 - $1.8 million) include:
–$2.8 million (2024 - $27.3 million, 2023 - $1.8 million) of advisory, legal and other fees and expenses related to the proxy contest and related matters; and
–nil expenses (2024 - $9.4 million, 2023 - nil) for the reimbursement of advisory, legal and other fees and expenses incurred by Browning West in relation to the proxy contest (refer to note 25 of the consolidated annual financial statements for the year ended December 28, 2025 for additional information).

(2) Relates to the payout of severance and other termination benefits to Mr. Tyra and Mr. Bajaj pursuant to existing severance arrangements approved and made by the Refreshed Board in the context of the proxy contest, prior to its conclusion in May 2024. The cash payouts in the second quarter of 2024 for severance and termination benefits totaled $24.4 million, of which $15.3 million was for Mr. Tyra and $9.1 million was for Mr. Bajaj. The respective charges included in selling, general and administrative expenses totaled $21.6 million (of which $14.1 million was for Mr. Tyra and $7.5 million was for Mr. Bajaj), and include $12.3 million for accelerated vesting of share-based awards as well $9.3 million in other termination benefits for these executives.

(3) Compensation expenses relating to Mr. Chamandy include back-pay as part of his reinstatement by the New Board, and the reinstatement of share-based awards which had been canceled by the Previous Board. Net charges incurred during fiscal year ended December 28, 2025 of nil (2024 - $8.9 million, 2023 - $4.5 million), respectively, include:

–nil (2024 - $1.7 million, 2023 - nil) for backpay and accruals for short-term incentive plan benefits;
–nil (2024 - nil, 2023 - $9.8 million) consisting of accrued termination benefits;
–nil (2024 - $14.6 million, 2023 - nil) of stock-based compensation expense for past service costs related to the reinstatement of Mr. Chamandy’s 2022 and 2023 long-term incentive program (LTIP) grants (for which a reversal of net compensation expense of approximately $5 million was recorded in the fourth quarter of fiscal 2023);
–nil (2024 - $2.4 million, 2023 - nil) of stock-based compensation expense adjustments relating to Mr. Chamandy’s 2021 LTIP share-based grant which vested in 2024; and
–The reversal of a $9.8 million accrual for severance in the second quarter of 2024 (which had been accrued for in the fourth quarter of 2023), as Mr. Chamandy forfeited any termination benefit entitlement in connection with the award of back-pay and reinstatement of canceled share-based awards as noted above.

(4) The Company incurred $0.1 million (2024 - $8.7 million, 2023 - nil), of incremental costs relating to the Previous Board and Refreshed Board. The fiscal 2025 charge relates to the increase in the value of unpaid deferred share units (DSUs). The fiscal 2024 charges includes $4.8 million for a Directors and Officers run off insurance policy, $0.6 million for special board meeting fee payments, and $3.3 million for the increase in value of the deferred share units (DSU) liability.

(5) Relates to advisory, legal and other expenses with respect to the announced review process initiated by the Previous Board following receipt of a confidential non-binding expression of interest to acquire the Company. The Company incurred $3.0 million of expenses during fiscal 2024 related to this matter.

(6) Stock-based compensation recoveries of $0.1 million (2024 - $3.8 million (expense), 2023 - nil), relating to special retention awards, net of jobs credit. The stock-based compensation expense relating to these awards is being recognized over the respective vesting periods, with most of the awards originally vesting at the end of 2024. In connection with the departure of Mr. Bajaj, $2.5 million of these awards were fully paid out in cash to him during the second quarter of 2024, as part of the $9.1 million payout in note 2 above.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

Adjusted net earnings and adjusted diluted EPS from continuing operations
Adjusted net earnings from continuing operations are calculated as net earnings from continuing operations before restructuring and acquisition-related costs, impairment (impairment reversal) of intangible assets, net insurance gains, gain on sale and leaseback, costs relating to proxy contest and leadership related matters, bridge facility commitment fees, inventory fair value step-up cost recorded as part of the Hanes business acquisition, net interest incurred on bond issuance previous to Hanes transaction close, gain on debt redemption, net of debt breakage fee and income tax expense or recovery relating to these items. Adjusted net earnings from continuing operations also excludes income taxes related to the re-assessment of the probability of realization of previously recognized or de-recognized deferred income tax assets, income taxes relating to the revaluation of deferred income tax assets and liabilities as a result of statutory income tax rate changes in the countries in which we operate, and income tax recoveries relating to foreign income tax credits on acquisition-related actions. Adjusted diluted EPS from continuing operations is calculated as adjusted net earnings from continuing operations divided by the diluted weighted average number of common shares outstanding for the period. The Company uses adjusted net earnings from continuing operations and adjusted diluted EPS from continuing operations to measure its net earnings from continuing operations performance from one period to the next, and in making decisions regarding the ongoing operations of its business, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its net earnings and diluted EPS and could potentially distort the analysis of net earnings trends in its business performance. The Company believes adjusted net earnings from continuing operations and adjusted diluted EPS from continuing operations are useful to investors because they help identify underlying trends in our business that could otherwise be masked by certain expenses, write-offs, charges, income or recoveries that can vary from period to period. Excluding these items does not imply they are non-recurring. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

	Three months ended		Twelve months ended
(in $ millions, except per share amounts)	December 28, 2025	December 29, 2024	December 28, 2025	December 29, 2024	December 31, 2023

Net earnings from continuing operations	51.2	132.3	393.9	400.9	533.6
Adjustments for:
Restructuring and acquisition-related costs (recoveries)	88.2	(4.3)	120.6	(5.3)	45.8
Impairment (Impairment reversal) of intangible assets, net of write-downs	—	—	—	—	(40.8)
Net insurance gains	—	—	—	—	(77.3)
Gain on sale and leaseback	—	—	—	—	(25.0)
Bridge facility commitment fees	—	—	9.3	—	—
Inventory fair value step-up cost recorded as part of the Hanes business acquisition	35.4	—	35.4	—	—
Costs relating to proxy contest and leadership changes and related matters	0.6	0.4	2.8	82.7	6.3
Net interest expense incurred on bond issuance prior to Hanes transaction close	2.9	—	2.9	—	—
Impact of Barbados tax rate changes on the revaluation of deferred income tax assets and liabilities	—	(0.6)	—	10.9	—
Gain on debt redemption, net of debt breakage fee	(3.5)	—	(3.5)	—	—
Income tax expense (recovery) relating to the above-noted adjustments	(11.8)	0.4	(13.9)	0.5	10.0
Foreign tax credit benefit(1)	(9.5)	—	(9.5)	—	—
Adjusted net earnings from continuing operations	153.5	128.2	538.0	489.7	452.6
Basic EPS from continuing operations	0.32	0.86	2.57	2.46	3.03
Diluted EPS from continuing operations	0.32	0.86	2.57	2.46	3.03
Adjusted diluted EPS from continuing operations(2)	0.96	0.83	3.51	3.00	2.57
(1) The foreign tax credit benefit relates to Hanes having taxable losses which previously limited its ability to benefit from the foreign tax credits from the deemed foreign inclusions. Post-acquisition, Hanes will be able to utilize foreign tax credits that are born on the last day of the taxable year, and as a result the full-year foreign tax credit benefit for fiscal 2025 was recognized in the one-month period post acquisition.
(2) This is a non-GAAP ratio. It is calculated as adjusted net earnings (loss) from continuing operations divided by the diluted weighted average number of common shares outstanding.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

GILDAN 2025 REPORT TO SHAREHOLDERS 61

MANAGEMENT'S DISCUSSION AND ANALYSIS

Adjusted earnings before income taxes, adjusted income tax expense, and adjusted effective income tax rate
Adjusted effective income tax rate is defined as adjusted income tax expense divided by adjusted earnings before income taxes. Adjusted earnings before income taxes excludes discontinued operations, restructuring and acquisition-related costs, impairment (impairment reversal) of intangible assets, net insurance gains, gain on sale and leaseback, costs relating to proxy contest and leadership changes and related matters, bridge facility commitment fees, inventory fair value step-up cost recorded as part of the Hanes business acquisition, net interest incurred on bond issuance previous to Hanes transaction close, and gain on debt redemption, net of breakage fee. Adjusted income tax expense (which excludes discontinued operations) is defined as income tax expense excluding tax rate changes resulting in the revaluation of deferred income tax assets and liabilities, income taxes relating to the re-assessment of the probability of realization of previously recognized or de-recognized deferred income tax assets, income tax expense relating to restructuring charges and other pretax adjustments noted above, and income tax recoveries relating to foreign income tax credits on acquisition-related actions. The Company excludes these adjustments because they affect the comparability of its effective income tax rate. The Company believes the adjusted effective income tax rate provides a clearer understanding of our normalized effective tax rate and financial performance for the current period and for purposes of developing its annual financial budgets. The Company believes that adjusted effective income tax rate is useful to investors in assessing the Company's future effective income tax rate as it identifies certain pre-tax expenses and gains and income tax charges and recoveries which are not expected to recur on a regular basis (in particular, non-recurring costs such as proxy contest and leadership changes and related matters incurred in the Company’s Canadian legal entity which do not result in tax recoveries, and tax rate changes resulting in the revaluation of deferred income tax assets and liabilities).

	Three months ended		Twelve months ended
(in $ millions, or otherwise indicated)	December 28, 2025	December 29, 2024	December 28, 2025	December 29, 2024	December 31, 2023

Earnings before income taxes	55.5	152.0	471.2	514.1	564.2
Adjustments for:
Restructuring and acquisition-related costs (recoveries)	88.2	(4.3)	120.6	(5.3)	45.8
Inventory fair value step-up cost recorded as part of the Hanes business acquisition	35.4	—	35.4	—	—
Impairment reversal of intangible assets, net of write-downs	—	—	—	—	(40.8)
Net insurance gains	—	—	—	—	(77.3)
Gain on sale and leaseback	—	—	—	—	(25.0)
Costs relating to proxy contest and leadership changes and related matters	0.6	0.4	2.8	82.7	6.3
Bridge facility commitment fees	—	—	9.3	—	—
Net interest expense incurred on bond issuance prior to Hanes transaction close	2.9	—	2.9	—	—
Gain on debt redemption, net of debt breakage fee	(3.5)	—	(3.5)	—	—
Adjusted earnings before income taxes	179.1	148.1	638.7	591.5	473.2

Income tax expense	4.3	19.7	77.3	113.2	30.6
Adjustments for:
Income tax (expense) recovery relating to the above-noted adjustments	11.8	(0.4)	13.9	(0.5)	(10.0)
Impact of Barbados tax rate changes on the revaluation of deferred income tax assets and liabilities	—	0.6	—	(10.9)	—
Foreign tax credit benefit(1)	9.5	—	9.5	—	—
Adjusted income tax expense	25.6	19.9	100.7	101.8	20.6
Average effective income tax rate(2)	7.7%	13.0%	16.4%	22.0%	5.4%
Adjusted effective income tax rate(3)	14.3%	13.4%	15.8%	17.2%	4.4%
(1) The foreign tax credit benefit relates to Hanes having taxable losses which previously limited its ability to benefit from the foreign tax credits from the deemed foreign inclusions. Post-acquisition, Hanes will be able to utilize foreign tax credits that are born on the last day of the taxable year, and as a result the full-year foreign tax credit benefit for fiscal 2025 was recognized in the one-month period post acquisition.
(2) Average effective income tax rate is calculated as income tax expense divided by earnings before income taxes.
(3) This is a non-GAAP ratio. It is calculated as adjusted income tax expense divided by adjusted earnings before income taxes.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

GILDAN 2025 REPORT TO SHAREHOLDERS 62

MANAGEMENT'S DISCUSSION AND ANALYSIS

Adjusted gross profit and adjusted gross margin
Adjusted gross profit (which excludes discontinued operations) is calculated as gross profit excluding the impact of a new adjustment incurred as a result of the inventory fair value step-up recorded in the Hanes business acquisition. Adjusted gross profit also excludes the impact of net insurance gains and the impact of the Company's strategic product line initiatives, as applicable. In accordance with IFRS 3 Business Combinations, acquired inventory must be recognized and measured at its acquisition-date fair value. This fair value measurement for work in progress and finished goods inventory (based on estimated selling prices in the ordinary course of business, minus the sum of the costs of completion production of the inventory, selling and a reasonable profit margin for the completion and selling effort) resulted in an increase to Hanes’ historical carrying amount of inventory recognized in the purchase price allocation. Such amount, is subsequently recognized as an increase to cost of goods sold in the months following the acquisition as goods resulting from such inventory are sold. The inventory is expected to turn over within approximately eight months. As a result, this adjustment is not expected to recur beyond one year. The adjusted gross margin therefore reflects the cost of sales impact of historical cost of Hanes inventory in its books that has been sold in the current period. The Company believes this adjustment enhances comparability by removing the one-time impact of purchase accounting on gross margin, providing investors with a view of performance on a consistent basis with prior periods as the inventory step-up is not indicative of ongoing operations. Adjusted gross margin is calculated as adjusted gross profit divided by net sales. The Company uses adjusted gross profit and adjusted gross margin to measure its performance from one period to the next, without the variation caused by the impacts of the inventory fair value step-up recorded in connection with the Hanes business acquisition described above. The Company excludes such item because it affects the comparability of its financial results and could potentially distort the analysis of trends in its business performance. The Company also believes adjusted gross profit and adjusted gross margin are useful to management and investors because they help identify underlying trends in our business in how efficiently the Company uses labor and materials for manufacturing goods to our customers that could otherwise be masked by the impact of net insurance gains in prior years. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

	Three months ended		Twelve months ended
(in $ millions, or otherwise indicated)	December 28, 2025	December 29, 2024	December 28, 2025	December 29, 2024	December 31, 2023

Gross profit	312.0	253.0	1,129.9	1,003.7	880.1
Adjustments for:
Net insurance gains	—	—	—	—	(3.1)
Inventory fair value step-up cost recorded as part of the Hanes business acquisition	35.4	—	35.4	—	—
Adjusted gross profit	347.4	253.0	1,165.3	1,003.7	877.0
Net sales	1,078.5	821.5	3,619.2	3,270.6	3,195.9
Gross margin	28.9%	30.8%	31.2%	30.7%	27.5%
Adjusted gross margin(1)	32.2%	30.8%	32.2%	30.7%	27.4%
(1) This is a non-GAAP ratio. It is calculated as adjusted gross profit divided by net sales.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

GILDAN 2025 REPORT TO SHAREHOLDERS 63

MANAGEMENT'S DISCUSSION AND ANALYSIS

Adjusted SG&A expenses and adjusted SG&A expenses as a percentage of net sales
Adjusted SG&A expenses (which excludes discontinued operations) are calculated as selling, general and administrative expenses excluding the impact of costs relating to proxy contest and leadership changes and related matters. The Company uses adjusted SG&A expenses and adjusted SG&A expenses as a percentage of net sales (which excludes discontinued operations) to measure its performance from one period to the next, without the variation caused by the impact of the items described above. Excluding these items does not imply they are non-recurring. The Company believes adjusted SG&A expenses and adjusted SG&A expenses as a percentage of net sales are useful to investors because they help identify underlying trends in our business that could otherwise be masked by costs relating to the proxy contest and leadership changes and related matters, which the Company believes are unusual and non-recurring in nature. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

	Three months ended		Twelve months ended
(in $ millions, or otherwise indicated)	December 28, 2025	December 29, 2024	December 28, 2025	December 29, 2024	December 31, 2023

SG&A expenses	125.0	78.3	389.4	390.8	330.4
Adjustment for:
Costs relating to proxy contest and leadership changes and related matters	(0.6)	(0.4)	(2.8)	(82.7)	(6.3)
Adjusted SG&A expenses	124.4	77.9	386.6	308.1	324.1
SG&A expenses as a percentage of net sales	11.6%	9.5%	10.8%	11.9%	10.3%
Adjusted SG&A expenses as a percentage of net sales(1)	11.5%	9.5%	10.7%	9.4%	10.1%
(1) This is a non-GAAP ratio. It is calculated as adjusted SG&A expenses divided by net sales.

Adjusted operating income and adjusted operating margin
Adjusted operating income (which excludes discontinued operations) is calculated as operating income before restructuring and acquisition-related costs, and excludes impairment (impairment reversal) of intangible assets, net insurance gains, gain on sale and leaseback, costs relating to proxy contest and leadership changes and related matters and inventory fair value step-up cost recorded as part of the Hanes business acquisition. Management uses adjusted operating income and adjusted operating margin to measure its performance at the operating income level as we believe it provides a better indication of our operating performance and facilitates the comparison across reporting periods, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its operating results and could potentially distort the analysis of trends in its operating income and operating margin performance. The Company believes adjusted operating income and adjusted operating margin are useful to investors because they help identify underlying trends in our business in how efficiently the Company generates profit from its primary operations that could otherwise be masked by the impact of the items noted above that can vary from period to period. Excluding these items does not imply they are non-recurring. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

GILDAN 2025 REPORT TO SHAREHOLDERS 64

MANAGEMENT'S DISCUSSION AND ANALYSIS

	Three months ended		Twelve months ended
(in $ millions, or otherwise indicated)	December 28, 2025	December 29, 2024	December 28, 2025	December 29, 2024	December 31, 2023

Operating income	98.7	179.0	619.9	618.2	643.9
Adjustments for:
Restructuring and acquisition-related costs (recoveries)	88.2	(4.3)	120.6	(5.3)	45.8
Impairment (Impairment reversal) of intangible assets, net of write-downs	—	—	—	—	(40.8)
Inventory fair value step-up cost recorded as part of the Hanes business acquisition	35.4	—	35.4	—	—
Gain on sale and leaseback	—	—	—	—	(25.0)
Net insurance gains	—	—	—	—	(77.3)
Costs relating to proxy contest and leadership changes and related matters	0.6	0.4	2.8	82.7	6.3
Adjusted operating income	222.9	175.1	778.7	695.6	552.9
Operating margin	9.2%	21.8%	17.1%	18.9%	20.1%
Adjusted operating margin(1)	20.7%	21.3%	21.5%	21.3%	17.3%
(1) This is a non-GAAP ratio. It is calculated as adjusted operating income divided by net sales.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

GILDAN 2025 REPORT TO SHAREHOLDERS 65

MANAGEMENT'S DISCUSSION AND ANALYSIS

Adjusted EBITDA
Adjusted EBITDA (which excludes discontinued operations) is calculated as net earnings from continuing operations before financial expenses net, income taxes, and depreciation and amortization, and excludes the impact of restructuring and acquisition-related costs. Adjusted EBITDA also excludes impairment (impairment reversal) of intangible assets, net insurance gains, gain on sale and leaseback, costs relating to proxy contest and leadership changes and related matters and inventory fair value step-up cost recorded as part of the Hanes business acquisition. Management uses adjusted EBITDA, among other measures, to facilitate a comparison of the profitability of its business on a consistent basis from period-to-period and to provide a more complete understanding of factors and trends affecting our business. The Company also believes this measure is commonly used by investors and analysts to assess profitability and the cost structure of companies within the industry, as well as measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. The Company excludes depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors. Excluding these items does not imply they are non-recurring. This measure does not have any standardized meanings prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

	Three months ended		Twelve months ended
(in $ millions)	December 28, 2025	December 29, 2024	December 28, 2025	December 29, 2024	December 31, 2023

Net earnings from continuing operations	51.2	132.3	393.9	400.9	533.6
Restructuring and acquisition-related costs (recoveries)	88.2	(4.3)	120.6	(5.3)	45.8
Impairment (Impairment reversal) of intangible assets, net of write-downs	—	—	—	—	(40.8)
Gain on sale and leaseback		—		—	(25.0)
Net insurance gains	—	—	—	—	(77.3)
Inventory fair value step-up cost recorded as part of the Hanes business acquisition	35.4	—	35.4	—	—
Costs relating to proxy contest and leadership changes and related matters	0.6	0.4	2.8	82.7	6.3
Depreciation and amortization	42.5	33.3	147.6	138.2	121.6
Financial expenses, net	43.2	26.9	148.7	104.2	79.7
Income tax expense	4.3	19.7	77.3	113.2	30.6
Adjusted EBITDA	265.4	208.3	926.3	833.9	674.5
Certain minor rounding variances exist between the consolidated financial statements and this summary.

GILDAN 2025 REPORT TO SHAREHOLDERS 66

MANAGEMENT'S DISCUSSION AND ANALYSIS

Free cash flow
Free cash flow is defined as cash flow from operating activities, less cash flow used in investing activities for continuing and discontinued operations, excluding cash flows relating to business acquisitions. The Company considers free cash flow to be an important indicator of the financial strength and liquidity of its business, and it is a key metric used by management in managing capital as it indicates how much cash is available after capital expenditures to repay debt, to pursue business acquisitions, and/or to redistribute to its shareholders. Management believes that free cash flow also provides investors with an important perspective on the cash available to us to service debt, fund acquisitions, and pay dividends. In addition, free cash flow is commonly used by investors and analysts when valuing a business and its underlying assets. This measure does not have any standardized meanings prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies. In the event of a sale of HAA, the net proceeds from such disposition will be required to be used to repay the New Term Loan Facility in accordance with its terms.

(in $ millions)	2025	2024	2023

Cash flows from operating activities	606.3	501.4	546.6
Cash flows used in investing activities	(236.0)	(112.1)	(154.9)
Adjustment for:
Cash flows used in business acquisitions	122.7	—	—
Free cash flow(1)	493.0	389.3	391.7
(1) The cash flows related to discontinued operations have not been segregated. Accordingly, the cash flows provided include the results of continuing and discontinued operations
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Total debt and net debt
Total debt is defined as the total bank indebtedness, long-term debt (including any current portion), foreign currency component of derivative financial instruments related to the cross-currency swap’s notional amount, and lease obligations (including any current portion and including lease obligations included in liabilities held for sale), and net debt is calculated as total debt net of cash and cash equivalents (including cash and cash equivalents included in assets held for sale). The Company considers total debt and net debt to be important indicators for management and investors to assess the financial position and liquidity of the Company and measure its financial leverage. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

	December 28, 2025	December 29, 2024	December 31, 2023
(in $ millions)

Long-term debt (including current portion)	4,313.7	1,535.9	985.0
Bank indebtedness	—	—	—
Foreign currency component of derivative financial instrument on Canadian Senior unsecured notes	(37.4)	14.1	—
Lease obligations (including current portion)	314.5	117.4	98.1
Lease obligations (including current portion) included in liabilities held for sale	121.3	—	—
Total debt	4,712.1	1,667.4	1,083.1
Cash and cash equivalents	(284.5)	(98.8)	(89.6)
Cash and cash equivalents included in assets held for sale	(10.5)	—	—
Net debt	4,417.1	1,568.6	993.5
Certain minor rounding variances exist between the consolidated financial statements and this summary.

GILDAN 2025 REPORT TO SHAREHOLDERS 67

MANAGEMENT'S DISCUSSION AND ANALYSIS

Net debt leverage ratio
The net debt leverage ratio is defined as the ratio of net debt to proforma adjusted EBITDA for the trailing twelve months, all of which are non-GAAP measures. The proforma adjusted EBITDA for the trailing twelve months reflects business acquisitions made during the period, as if they had occurred at the beginning of the trailing twelve month period, including from continuing and discontinued operations. The Company has currently set a net debt leverage target ratio of 1.5 to 2.5 times proforma adjusted EBITDA for the trailing twelve months. Upon the closing of the HanesBrands acquisition, the Company's net debt leverage ratio exceed the stated target range, and accordingly the Company has paused its share repurchases and expects share repurchases to resume when its net debt leverage ratio approximates the midpoint of the target range. The net debt leverage ratio serves to evaluate the Company's financial leverage and is used by management in its decisions on the Company's capital structure, including financing strategy (including debt repayments), and business acquisitions and divestitures. The Company believes that certain investors and analysts use the net debt leverage ratio to measure the financial leverage of the Company, including its ability to pay off incurred debt. The Company's net debt leverage ratio differs from the net debt to EBITDA ratio that is a covenant in our loan and note agreements, and therefore the Company believes it is a useful additional measure. This measure does not have any standardized meanings prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

	December 28, 2025	December 29, 2024	December 31, 2023
(in $ millions, or otherwise indicated)

Adjusted EBITDA for the trailing twelve months (excluding discontinued operations)	926.3	833.8	674.5
Adjustment for:
Business acquisitions(2)	564.8	—	—
Proforma adjusted EBITDA for the trailing twelve months	1,491.1	833.8	674.5
Net debt	4,417.1	1,568.6	993.4
Net debt leverage ratio(1)	3.0	1.9	1.5
(1) The Company's net debt to EBITDA ratio for purposes of its term loans and revolving facility was 3.1x and for purposes of U.S. private placement notes was 3.4x at December 28, 2025.
Refer to section 8.2 of this MD&A.
(2) Includes the adjusted EBITDA of Hanes for the period beginning December 30, 2024 and ending November 30, 2025 (including HAA), and the adjusted EBITDA of the HAA business (which was classified as discontinued operations as at the date of acquisition) for the period beginning December 1, 2025 and ending December 28, 2025. The adjusted EBITDA of Hanes and of HAA varies from the definition of the Company’s adjusted EBITDA as presented in this MD&A in certain respects. The adjusted EBITDA of Hanes (including HAA) was calculated using EBITDA previously reported by Hanes (excluding adjustments made by HanesBrands to align the presentation in its public filings with the definition used in its then credit agreement), and is adjusted to comply with IFRS and Gildan's accounting policies, and includes on a proforma basis the impact of the purchase price allocation for the acquisition of HanesBrands, including fair value adjustments determined provisionally and the impact of reduced compensation and director fees from post-acquisition severance.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Return on adjusted average net assets
Return on adjusted average net assets (Adjusted RONA) is defined as the ratio of return to adjusted average net assets for the last five quarters. Return is defined as adjusted net earnings from continuing operations, excluding net financial expenses and the amortization of intangible assets (excluding software), net of income tax recoveries related thereto. Average is computed as the sum of the five quarters divided by five. Adjusted average net assets are defined as the sum of average total assets, excluding average cash and cash equivalents, average net deferred income taxes, average assets held for sale, and the average accumulated amortization of intangible assets excluding software, less average total current liabilities excluding the current portion of lease obligations and average liabilities held for sale. Adjusted average net assets and return are non-GAAP measures used as components of adjusted RONA. The Company uses adjusted RONA as a performance indicator to measure the efficiency of its invested capital. Management believes adjusted RONA is useful to investors as a measure of performance and the effectiveness of our use of capital. Adjusted RONA is not a measure of financial performance under IFRS and may not be defined and calculated by other companies in the same manner.

GILDAN 2025 REPORT TO SHAREHOLDERS 68

MANAGEMENT'S DISCUSSION AND ANALYSIS

	December 28, 2025	December 29, 2024	December 31, 2023
(in $ millions)

Average total assets	5,232.9	3,672.4	3,565.7
Average cash and cash equivalents	(131.5)	(89.7)	(97.0)
Average net deferred income taxes	(20.9)	(22.4)	(11.4)
Average assets held for sale	(191.9)	—	—
Average accumulated amortization of intangible assets, excluding software	290.6	280.0	304.7
Average total current liabilities, excluding the current portion of lease obligations and debt & liabilities held for sale	(709.0)	(476.7)	(432.7)
Adjusted average net assets	4,470.2	3,363.6	3,329.3

	Twelve months ended
(in $ millions, or otherwise indicated)	December 28, 2025	December 29, 2024	December 31, 2023

Adjusted net earnings from continuing operations	538.0	489.7	452.6
Financial expenses, net (nil income taxes in all years)(1)	140.0	104.2	79.7
Amortization of intangible assets, excluding software, net (nil income taxes in all three years)	11.3	8.1	8.3
Return	689.3	602.0	540.6
Return on adjusted average net assets (Adjusted RONA)	15.4%	17.9%	16.2%
(1) Represents financial expenses, net, less bridge facility commitment fees, net interest expense incurred on bond issuance prior to Hanes transaction close, and gain on debt redemption net of debt breakage fee.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Working capital
Working capital is a non-GAAP financial measure and is defined as current assets less current liabilities, excluding assets and liabilities held for sale. Management believes that working capital, in addition to other conventional financial measures prepared in accordance with IFRS, provides information that is helpful to understand the financial condition of the Company. The objective of using working capital is to present readers with a view of the Company from management’s perspective by interpreting the material trends and activities that affect the short-term liquidity and financial position of the Company, including its ability to discharge its short-term liabilities as they come due. This measure is not comparable to similarly titled measures used by other public companies.

	December 28, 2025	December 29, 2024	December 31, 2023
(in $ millions)

Cash and cash equivalents	284.5	98.8	89.6
Trade accounts receivable	955.7	542.4	412.5
Inventories	2,370.2	1,110.6	1,089.4
Prepaid expenses, deposits and other current assets	140.3	107.0	96.0
Accounts payable and accrued liabilities	(1,264.2)	(490.1)	(408.3)
Income taxes payable	(80.8)	(29.7)	(1.6)
Current portion of lease obligations	(59.8)	(17.7)	(14.2)
Current portion of long-term debt	(450.0)	(300.0)	(300.0)
Working capital	1,895.9	1,021.3	963.4
Certain minor rounding variances exist between the consolidated financial statements and this summary.

GILDAN 2025 REPORT TO SHAREHOLDERS 69